Notice of Annual and Special Shareholders Meeting and Management Information Circular June 29, 2022 Fiscal Year Ended March 31, 2022 2022

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS To the shareholders of Lightspeed Commerce Inc. (the “Company”): NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the “Meeting”) of the Company will be held virtually at https://web.lumiagm.com/472732974, password “lightspeed2022” (case sensitive), on August 4, 2022 at 11 a.m. (ET), for the purposes of: (i) receiving the consolidated financial statements of the Company for the fiscal year ended March 31, 2022, together with the auditors’ report thereon; (ii) electing 8 directors for the ensuing year; (iii) appointing auditors for the ensuing year; (iv) considering an advisory, non-binding resolution on the Company's approach to executive compensation; (v) considering and, if deemed appropriate, approving a resolution of the shareholders, the full text of which is reproduced on Schedule B to this management information circular, approving a forum selection by- law; and (vi) transacting such other business as may properly come before the Meeting. The Company’s board of directors has fixed the close of business on June 6, 2022 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof. A shareholder may attend the Meeting and vote in person or may be represented and vote by proxy. If you are unable to attend the Meeting in person, please complete, date, sign and return the accompanying form of proxy enclosed herewith for use at the Meeting or any adjournment thereof. To be effective, the attached proxy must be received not later than August 2, 2022 at 11 am (ET). Your shares will be voted in accordance with your instructions as indicated on the proxy. If you have any questions about or require assistance in completing your form of proxy, or about the information contained in this management information circular, please contact the Company's Corporate Secretary by email at dan.micak@lightspeedhq.com. Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Lightspeed Commerce Inc. ou écrire à gouvernance@lightspeedhq.com. Dated at Montréal, Québec, Canada, June 29, 2022. By order of the Board of Directors, Jean Paul Chauvet Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR Except as otherwise indicated, the information contained herein is given as of June 27, 2022. All references in this management information circular to dollars, “$” or “US$” are to United States dollars and all references to Canadian dollars and “C$” are to Canadian dollars. WHAT’S INSIDE INVITATION TO SHAREHOLDERS ................................................................................................................................. 1 SUMMARY ........................................................................................................................................................................... 2 NOTICE TO UNITED STATES SHAREHOLDERS ....................................................................................................... 4 VOTING AND PROXIES .................................................................................................................................................... 5 BUSINESS OF THE MEETING ........................................................................................................................................ 10 ELECTION OF DIRECTORS ............................................................................................................................................ 10 APPOINTMENT OF AUDITORS ...................................................................................................................................... 20 ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION ............................................................................... 21 APPROVAL OF THE FORUM SELECTION BY-LAW ................................................................................................... 22 COMPENSATION OF DIRECTORS ................................................................................................................................ 24 EXECUTIVE COMPENSATION ....................................................................................................................................... 32 Introduction .......................................................................................................................................................................... 32 Overview ............................................................................................................................................................................... 32 Compensation Discussion and Analysis ......................................................................................................................... 34 Compensation Philosophy and Objectives ..................................................................................................................... 34 Fiscal 2022 Company Performance Highlights .............................................................................................................. 34 Compensation Governance ............................................................................................................................................... 34 Compensation-Setting Process ........................................................................................................................................ 37 Principal Elements of Compensation ............................................................................................................................... 40 CEO Performance-Based Compensation ....................................................................................................................... 43 NEO Long-Term Incentive Compensation Awards ........................................................................................................ 48 CEO Share Ownership Guidelines ................................................................................................................................... 48 Equity Incentive Plans ........................................................................................................................................................ 50 Amended and Restated Omnibus Incentive Plan .......................................................................................................... 51 Legacy Option Plans .......................................................................................................................................................... 55 ShopKeep Plan ................................................................................................................................................................... 56 Securities Authorized for Issuance Under Equity Compensation Plans ..................................................................... 59 Named Executive Officers' Compensation ..................................................................................................................... 60 Summary Compensation Table ......................................................................................................................................... 60 Employment Agreements, Termination and Change of Control Benefits ................................................................... 62 Outstanding Option-Based Awards and Share-Based Awards .................................................................................... 64 Incentive Plan Awards – Value Vested or Earned During the Year ............................................................................. 66 STATEMENT OF CORPORATE GOVERNANCE PRACTICES ................................................................................. 67 Nomination of Directors and Majority Voting Policy ....................................................................................................... 67 Advance Notice Policy ....................................................................................................................................................... 67 Independence of Directors ................................................................................................................................................ 68 Director Term Limits and Other Mechanisms of Board Renewal ................................................................................ 69 Board Mandate .................................................................................................................................................................... 69 Committees of the Board ................................................................................................................................................... 71 Code of Ethics ..................................................................................................................................................................... 75 Diversity ................................................................................................................................................................................ 75

Directors' and Officers' Liability Insurance ...................................................................................................................... 77 Director Orientation and Continuing Education .............................................................................................................. 77 Risk Management ............................................................................................................................................................... 78 Shareholder Engagement .................................................................................................................................................. 79 OTHER INFORMATION .................................................................................................................................................... 80 Indebtedness of Directors and Senior Executives ......................................................................................................... 80 Additional Information ......................................................................................................................................................... 80 Shareholder Proposals for Next Annual Meeting of Shareholders ............................................................................. 80 APPROVAL OF MANAGEMENT INFORMATION CIRCULAR ................................................................................... 80 SCHEDULE “A” - CHARTER OF THE BOARD OF DIRECTORS .............................................................................. 81 SCHEDULE "B" - RESOLUTION TO APPROVE FORUM SELECTION BY-LAW ................................................... 86

INVITATION TO SHAREHOLDERS Dear Shareholders: On behalf of the Board of Directors and management of the Company, we are pleased to invite you to attend the annual and special meeting of shareholders that will be held virtually this year on August 4, 2022 at 11 a.m. (ET). To join the virtual meeting, please login at https:// web.lumiagm.com/472732974 using the password “lightspeed2022” (case sensitive). The Company’s subordinate voting shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange ("NYSE") under the symbol “LSPD”. As at June 27, 2022, there were 149,340,691 subordinate voting shares of the Company issued and outstanding. This annual and special meeting is your opportunity to vote on a number of important matters as well as hear first-hand about our financial performance and strategic plans for the future. The enclosed management information circular describes the business to be conducted at the meeting and provides information on the Company’s executive compensation and corporate governance practices. If you attend in person, you will have the opportunity to interact with and to ask questions to members of the Board of Directors and management. Your participation in voting at the meeting is important to us. You can vote electronically during the virtual meeting, or alternatively by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “Voting and Proxies” section of this management information circular. We look forward to welcoming you at the meeting and thank you for your continued support. Sincerely, Dax Dasilva Founder and Executive Chair Jean Paul Chauvet Chief Executive Officer invitation to shareholders MANAGEMENT INFORMATION CIRCULAR 1

# SUMMARY

The following summary highlights some of the important information you will find in this management information circular (this "**Circular**") of Lightspeed Commerce Inc. (the "**Company**", "**Lightspeed**", "**we**" or "**us**").

## *Shareholder Voting Matters*

| VOTING MATTER | BOARD VOTE RECOMMENDATION | INFORMATION |
|---|---|---|
| Election of 8 directors | **FOR each nominee** | **pages 10 to 19** |
| Appointment of PricewaterhouseCoopers LLP as auditors | **FOR** | **page 20** |
| Advisory vote on executive compensation | **FOR** | **page 21** |
| Approval of the forum selection by-law | **FOR** | **pages 22 to 23** |

## *Our Director Nominees*

Our director nominees, each of whom have a variety of areas of deep expertise and each of whom attended, during the fiscal year ended March 31, 2022 ("**Fiscal 2022**"), 100%[1] of the board of directors meetings and of the meetings of committees of which they were a member at the time the meeting was held, are listed below:

| NAME & REGION | AGE | DIRECTOR SINCE | POSITION | BOARD & COMMITTEE ATTENDANCE IN FISCAL 2022 | FISCAL 2021 VOTES FOR (%) | OTHER PUBLIC BOARDS | AREAS OF EXPERTISE (Top 4) |
|---|---|---|---|---|---|---|---|
| **Patrick Pichette**<br>London, UK<br>**(Lead Independent Director)**<br>Independent | 59 | 2018 | Lead Independent Director and Corporate Director | 100% | 99.96% | 1 | Executive Leadership<br>Accounting/Finance<br>Governance/Risk Management<br>Strategy/M&A |
| **Dax Dasilva**<br>Québec, Canada<br>**(Executive Chair)** | 46 | 2005 | Executive Chair and Corporate Director | 100% | 99.96% | 0 | Executive Leadership<br>Innovation/Technology<br>Strategy/M&A<br>Sustainability |
| **Jean Paul Chauvet**<br>Québec, Canada | 49 | 2013 | Chief Executive Officer and Corporate Director | 80%[1] | 99.55% | 1 | Executive Leadership<br>Marketing/Advertising<br>Retail/Hospitality Sales<br>Governance/Risk Management |
| **Paul McFeeters**<br>Ontario, Canada<br>Independent | 67 | 2018 | Corporate Director | 100% | 99.95% | 0 | Executive Leadership<br>Accounting/Finance<br>Governance/Risk Management<br>Strategy/M&A |
| **Rob Williams**<br>Washington, United States<br>Independent | 54 | 2018 | Corporate Director | 100% | 98.82% | 0 | Executive Leadership<br>Retail/Hospitality Sales<br>Accounting/Finance<br>Innovation/Technology |
| **Merline Saintil**<br>California, United States<br>Independent | 46 | 2020 | Corporate Director | 100% | 99.18% | 5 | Executive Leadership<br>Governance / Risk Management<br>Innovation / Technology<br>Sustainability |

MANAGEMENT INFORMATION CIRCULAR 2

Dale Murray Cobham, UK Independent 52 2022 Corporate Director 100% N/A 3 Executive Leadership Governance / Risk Management Innovation / Technology Strategy/M&A Nathalie Gaveau London, UK Independent 46 2022 Corporate Director 100% N/A 2 Executive Leadership Governance / Risk Management Innovation / Technology Strategy/M&A 1. Prior to his appointment as CEO, Mr. Chauvet recused himself from a special meeting of the board of directors held in Fiscal 2022 for the purpose of discussing CEO succession planning. MANAGEMENT INFORMATION CIRCULAR 3

NOTICE TO UNITED STATES SHAREHOLDERS Lightspeed is a corporation organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers. Accordingly, the solicitation contemplated herein is being made to United States shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. United States shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Financial statements of the Company included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The enforcement by shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States. As a result, it may be difficult or impossible for the United States shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. In addition, the United States shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws. MANAGEMENT INFORMATION CIRCULAR 4

VOTING AND PROXIES Voting at the Meeting Registered shareholders and duly appointed proxyholders will be able to attend the Meeting and vote in real time, provided they are connected to the internet and follow the instructions below. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to vote at the virtual meeting. Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) must carefully follow the instructions below and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with TSX Trust Company will result in the proxyholder not receiving a proxyholder control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to vote. To vote by online ballot through the live webcast platform, follow the below instructions: 1. Log in at https://web.lumiagm.com/472732974 on your browser at least 15 minutes before the Meeting starts 2. Click on “Control # / No de contrôle” 3. Enter your control number 4. Enter the password: “lightspeed2022” (case sensitive) 5. When the ballots have been opened, you will see them appear on your screen If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish revoke a previously submitted proxy, you should not vote during the meeting. Proxyholders who have been duly appointed and registered with TSX Trust Company as described in the section titled “Appointment of Proxy” will receive a proxyholder control number by email from TSX Trust Company after the proxy voting deadline has passed. Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the Meeting through the live webcast platform. Joining the Meeting as a Guest Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting as set out below. Guests will be able to listen to the meeting but will not be able to vote during the meeting. Guests can also listen to the Meeting by following the instructions below: 1. Log in at https://web.lumiagm.com/472732974 on your browser 2. Click on “GUEST / INVITÉ” 3. Provide your name and email address (no password is required for guests) It is your responsibility to ensure internet connectivity for the duration of the meeting and you should allow ample time to log in to the meeting online before it begins. Voting and Proxies MANAGEMENT INFORMATION CIRCULAR 5

Non-registered shareholders/Appointees obtaining a control number to vote during the meeting: You or your duly appointed proxyholder must complete the additional step of registering the proxyholder by either completing the electronic form available at https://www.tsxtrust.com/control-number-request or by calling TSX Trust Company at 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) by no later than 11 a.m. (ET) on August 2, 2022. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest. Solicitation of Proxies This Circular is sent in connection with the solicitation by the management of the Company of proxies to be used at the Meeting, at the time, place and for the purposes set forth in the Notice of Annual and Special Meeting of shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by email, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Company. The cost of the solicitation will be borne by the Company. Notice-and-Access As permitted by Canadian securities regulators, Lightspeed is using notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) to deliver the Meeting materials, including this Circular, to both its registered and nonregistered shareholders. Lightspeed is also using notice-and-access to deliver its annual consolidated financial statements to its registered and non-registered shareholders. This means that the Circular and the annual consolidated financial statements of the Company are being posted online for shareholders to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces Lightspeed's printing and mailing costs, and is more environmentally friendly as it reduces materials and energy consumption. Shareholders will still receive a form of proxy or a voting instruction form in the mail (unless shareholders have chosen to receive proxy materials electronically) so they can vote their shares but, instead of automatically receiving a paper copy of this Circular and the annual consolidated financial statements of the Company, shareholders will receive a notice with information about how they can access the Circular and annual consolidated financial statements of the Company electronically and how to request a paper copy. This Circular and annual consolidated financial statements of the Company are available on Lightspeed's website at investors.lightspeedhq.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may request a paper copy of this Circular and/or the annual consolidated financial statements of the Company, at no cost, up to one year from the date this Circular was filed on SEDAR. Shareholders may make such a request at any time prior to the meeting (a) on the web at www.meetingdocuments.com/TSXT/LSPD; (b) by contacting TSX Trust Company at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries); and (c) by contacting the Company's Corporate Secretary by email at dan.micak@lightspeedhq.com. Appointment of Proxy The individuals named in the accompanying form of proxy (the "Management Appointees") are, for purposes of the Meeting, shareholders and officers and/or directors of the Company, as applicable. A shareholder wishing to appoint some other person to represent such shareholder at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the applicable form of proxy or by completing another proxy. Voting and Proxies MANAGEMENT INFORMATION CIRCULAR 6

The cost of the mailing and solicitation will be borne by the Company. A proxy will not be valid for the Meeting unless the completed form of proxy is delivered to TSX Trust Company: (i) by internet at www.tsxtrust.com/vote-proxy; (ii) by email at proxyvote@tmx.com; (iii) by mail addressed to TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; (iv) by fax to 1-416-368-2502 or toll free in Canada and the United States to 1-866-781-3111; or (v) by touch-tone phone toll-free at 1-888-489-7352, in all cases received not later than August 2, 2022 at 11 a.m. (Eastern Time). Voting by Proxy at the Meeting The person you appoint will need to either complete the electronic form available at https://www.tsxtrust.com/control- number-request or call TSX Trust Company at 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) by no later than 11 a.m. (ET) on August 2, 2022 to request a control number to be represented or vote at the meeting. It is the responsibility of the shareholder or their proxy to contact TSX Trust Company to request a control number. Without the control number, proxyholders will not be able to participate at the Meeting. Revocation of Proxy In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing and deposited with TSX Trust Company: (i) by internet at www.tsxtrust.com/vote-proxy; (ii) by email at proxyvote@tmx.com; (iii) by mail addressed to TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; (iv) by fax to 1-416-368-2502 or toll free in Canada and the United States to 1-866-781-3111; or (v) by touch-tone phone toll-free at 1-888-489-7352, at any time up to and including the last Business Day preceding the day of the Meeting at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting. Exercise of Discretion by Proxies The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Company (the “Board of Directors” or the “Board”) as directors, FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR the advisory, non- binding resolution in respect of the Company's approach to executive compensation, and FOR the approval of the forum selection by-law. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement. Voting Shares and Principal Holders Thereof As of June 27, 2022, there were 149,340,691 subordinate voting shares issued and outstanding. Each subordinate voting share entitles its holder to one vote with respect to the matters voted at the Meeting. To the knowledge of the directors and executive officers of Lightspeed, as of June 27, 2022, there are no persons who beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of our subordinate voting shares other than the following: Voting and Proxies MANAGEMENT INFORMATION CIRCULAR 7

SHARES OWNED NAME OF SHAREHOLDER Number of Subordinate Voting Shares Percentage of Outstanding Shares Caisse de dépôt et placement du Québec ("Caisse") 24,286,219 16.26%(1) (1) Figure represents ownership on a non-diluted basis. On a fully-diluted basis, Caisse owns 14.50% of the issued and outstanding shares of the Company. Non-Registered Shareholders Only registered shareholders as of the close of business on June 6, 2022 (the “Record Date”) or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, subordinate voting shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her subordinate voting shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada or the United States) for this purpose. Non-Registered Holders will be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number. The purpose of this procedure is to permit Non- Registered Holders to direct the voting of the subordinate voting shares that they beneficially own. Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered. A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary. We are not sending proxy-related materials to beneficial owners who have declined to receive them in order to save mailing costs and abide by the instructions of our declining beneficial owners. Non-Objecting Beneficial Owners (NOBOs) Voting and Proxies MANAGEMENT INFORMATION CIRCULAR 8

Under applicable securities legislation, a beneficial owner of securities is a "non-objecting beneficial owner" (or "NOBO") if such beneficial owner has or is deemed to have provided instructions to the intermediary holding the securities on such beneficial owner’s behalf not objecting to the intermediary disclosing ownership information about the beneficial owner in accordance with said legislation. These securityholder materials are being sent to both registered and non-registered owners of the securities. Objecting Beneficial Owners (OBOs) Under applicable securities legislation, a beneficial owner is an "objecting beneficial owner" (or "OBO") if such beneficial owner has or is deemed to have provided instructions to the intermediary holding the securities on such beneficial owner’s behalf objecting to the intermediary disclosing ownership information about the beneficial owner in accordance with such legislation. If you are an OBO, you received these materials from your intermediary or its agent (such as Broadridge), and your intermediary is required to seek your instructions as to how to vote your subordinate voting shares. Lightspeed has agreed to pay for intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. The voting instruction form that is sent to an OBO by the intermediary or its agent should contain an explanation as to how you can exercise your voting rights, including how to attend and vote directly at the Meeting. Please provide your voting instructions to your intermediary as specified in the enclosed voting instruction form. Voting and Proxies MANAGEMENT INFORMATION CIRCULAR 9

BUSINESS OF THE MEETING ELECTION OF DIRECTORS Under the Company's articles, the Board is to consist of a minimum of three and a maximum of 15 directors as determined from time to time by the directors. Currently, the Board consists of nine directors: Patrick Pichette, Dax Dasilva, Dale Murray, Jean Paul Chauvet, Marie-Josée Lamothe, Merline Saintil, Nathalie Gaveau, Paul McFeeters and Rob Williams, all of whom except for Marie-Josée Lamothe are standing for election at this Meeting. Under the Canada Business Corporations Act ("CBCA"), a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined in the CBCA. Our articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors so appointed, but the number of additional directors so appointed may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors. On January 25, 2022, the Company announced the appointments of Mmes. Gaveau and Murray to the Board, which appointments were effective on January 24, 2022. Mmes. Gaveau and Murray are internationally-recognized technology entrepreneurs that bring extensive knowledge of the European and Asia-Pacific markets to an already distinguished Board. Nomination Process The process to nominate the Company’s directors is described in the section entitled “Nomination of Directors and Majority Voting Policy” in the Statement of Corporate Governance Practices of this Circular. Nominees The following tables include profiles of each director nominee with a description of his or her experience, qualifications, areas of expertise, participation on the Board and its committees, if applicable, ownership of Lightspeed securities, as well as other public company board memberships. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually. Except where authorization to vote with respect to the election of the eight director nominees is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR electing Patrick Pichette, Dax Dasilva, Dale Murray, Jean Paul Chauvet, Merline Saintil, Nathalie Gaveau, Paul McFeeters and Rob Williams. ELECTION OF DIRECTORS - NOMINEES MANAGEMENT INFORMATION CIRCULAR 10

Patrick Pichette Age 59 London, UK Director since 2018 Independent Mr. Pichette is a General Partner at Inovia Capital, a Montreal based venture firm, which he joined in April 2018. Mr. Pichette previously served as Senior Vice President and Chief Financial Officer of Google Inc. from August 2008 until May 2015. Prior to joining Google, from January 2001 until July 2008, Mr. Pichette served as an executive officer of Bell Canada Enterprises Inc., including, in his last position, as President, Operations for Bell Canada, and previously as Executive Vice President, Chief Financial Officer, and Executive Vice President of Planning and Performance Management. Prior to joining Bell Canada Enterprises Inc., from 1996 to 2000, Mr. Pichette was a principal at McKinsey & Company. Prior to that, from 1994 to 1996, he served as Vice President and Chief Financial Officer of Call-Net Enterprises Inc., a Canadian telecommunications company. Mr. Pichette has been a member of the board of directors of Twitter, Inc. since December 2017 and serves as the chair of its audit committee. Mr. Pichette was previously a director of Bombardier Inc. from October 2013 to November 2017 and of Amyris, Inc., a renewable products company, from March 2010 to May 2013. Mr. Pichette holds a Master of Arts degree in philosophy, politics, and economics from Oxford University, where he attended as a Rhodes Scholar, and a Bachelor of Arts degree in Business Administration from Université du Québec à Montréal. Area of Expertise: Board/Committee Membership Fiscal 2021 Votes For (%) Public Board Memberships Executive Leadership Accounting/Finance Governance/Risk Management Strategy/M&A Board of Directors, Lead Independent Director Audit Committee 99.96% Twitter Inc. Securities Held as at June 27, 2022 Number of subordinate voting shares Number of options Number of DSUs Number of RSUs Number of PSUs - - - - - ELECTION OF DIRECTORS - NOMINEES MANAGEMENT INFORMATION CIRCULAR 11

ELECTION OF DIRECTORS - NOMINEES

## Dax Dasilva



Age 46
Québec, Canada
Director since 2005
Not Independent (Executive Chair)

Mr. Dasilva has been a director of Lightspeed since he founded the Company in 2005, and was the Chief Executive Officer until February 2022. In February 2022, the Company announced that, as part of its long-term succession planning process, the Board had appointed Mr. Chauvet to the role of Chief Executive Officer and Mr. Dasilva to the newly-created role of Executive Chair. Under Mr. Dasilva's leadership, Lightspeed has grown into a global business with offices in North America, Europe and Asia-Pacific. Mr. Dasilva has over 20 years of entrepreneurship experience and has received numerous awards and recognitions, including the 2019 Globe and Mail Innovator of the Year, the Ernst & Young Entrepreneur of the Year Award in 2012, Startup Canada's Entrepreneur of the Year Award in 2016 for both Quebec and Canada and Start Proud's Technology Leader Award in 2018. He was named one of the 100 Most Intriguing Entrepreneurs by Goldman Sachs at the 2017 Builders + Innovators Summit. In addition, in 2015, Mr. Dasilva founded Never Apart, a non-profit organization offering creative space for cultural programming with global reach and impact. In 2021, Mr. Dasilva launched Age of Union, a non-profit environmental alliance that supports and makes visible a global community of changemakers working on-the-ground to protect the planet's threatened species and ecosystems. Age of Union seeks to inspire through conservation efforts that solve critical environmental challenges around the world and spark high-impact change by showing the positive impact that every individual can make.

| Area of Expertise: | Board/Committee Membership | Fiscal 2021 Votes For (%) | Public Board Memberships |
|---|---|---|---|
| Executive Leadership<br>Innovation/Technology<br>Strategy/M&A<br>Sustainability | Board of Directors, Executive Chair | 99.96% | - |

| Securities Held as at June 27, 2022 | | | | |
|---|---|---|---|---|
| Number of subordinate voting shares | Number of options | Number of DSUs | Number of RSUs | Number of PSUs |
| 13,954,466 | 455,781 | - | 46,895 | - |

MANAGEMENT INFORMATION CIRCULAR 12

ELECTION OF DIRECTORS - NOMINEES



## Dale Murray

Age 52
Cobham, UK
Director since 2022
Independent

Ms. Murray is a successful technology entrepreneur with extensive board experience in the UK, US and Australia. Ms. Murray is a non-executive director at Xero, a global cloud accounting company, the Cranemere Group, an investment company, LendInvest plc, a UK property finance company, Jupiter Fund Management plc, a UK asset manager, and Rated People, a UK marketplace for tradespeople. Ms. Murray started her career at PwC then Vodafone in New Zealand, followed by Pearson in the UK. Ms. Murray co-founded and led the software business Omega Logic, which launched electronic mobile phone top-ups in Britain alongside the mobile phone networks and other top-up solution providers. Additionally, Ms. Murray has served on the Business Taskforce for David Cameron, the former British Prime Minister, and was a non-executive director at the UK Government's Department for Business. Debretts named Ms. Murray one of the "500 most influential people in Britain" in 2015. Ms. Murray was honoured with a CBE in 2013 by Her Majesty the Queen for services to business. Ms. Murray qualified as a Chartered Accountant with the New Zealand Institute of Chartered Accountants and holds an MBA from London Business School.

**Area of Expertise:**

Executive Leadership
Governance / Risk Management
Innovation / Technology
Strategy / M&A

**Board/Committee Membership**

Board of Directors
CNG Committee

**Public Board Memberships**

Jupiter Fund Management plc
LendInvest plc
Xero Ltd

| Securities Held as at June 27, 2022 | | | | |
|---|---|---|---|---|
| Number of subordinate voting shares | Number of options | Number of DSUs | Number of RSUs | Number of PSUs |
| 300 | 19,276 | 6,345 | - | - |

MANAGEMENT INFORMATION CIRCULAR 13

Jean Paul Chauvet Age 49 Québec, Canada Director since 2013 Not Independent (Management) Mr. Chauvet was appointed to the role of Chief Executive Officer on February 2, 2022. Mr. Chauvet joined the Company in 2012 as Chief Revenue Officer and became a member of the Company's board of directors in 2013. In 2016, Mr. Chauvet was named President of the Company and throughout his tenure has been integral in advancing the Company's mission, including leading many of the Company's strategic acquisitions, its listings on the Toronto Stock Exchange and New York Stock Exchange, and leading the launch and growth of the Lightspeed Payments platform. Prior to joining Lightspeed, Mr. Chauvet held various leadership positions at Atex Group across Europe and Asia where his last role was CEO, EMEA. Prior to joining Atex, Mr. Chauvet was the VP, Sales and Marketing of Nstein Technologies and from 2000 to 2005, he was the VP, Sales and Marketing of IXIASOFT Technologies Inc. Mr Chauvet also serves on the boards of directors of Coveo Solutions Inc. (TSX: CVO), a provider of AI-based search technologies which he joined in 2016, and Alaya Care Inc., a cloud-based home care software solutions provider. Area of Expertise: Board/Committee Membership Fiscal 2021 Votes For (%) Public Board Memberships Executive Leadership Marketing/Advertising Retail/Hospitality Sales Governance/Risk Management Board of Directors 99.55% 1 Securities Held as at June 27, 2022 Number of subordinate voting shares Number of options Number of DSUs Number of RSUs Number of PSUs 7,370 2,545,042 - 41,979 - ELECTION OF DIRECTORS - NOMINEES MANAGEMENT INFORMATION CIRCULAR 14

ELECTION OF DIRECTORS - NOMINEES

## Merline Saintil

Age 46
California, United States
Director since 2020
Independent



Ms. Saintil has over 20 years of experience as a technology leader and business executive, having served at a number of Fortune 500 and privately-held companies, including Change Healthcare Inc., Intuit Inc., Yahoo! Inc., PayPal Holdings, Inc., Adobe Inc. and Joyent Inc. From April 2019 to February 2020, Ms. Saintil served as the Chief Operating Officer, R&D-IT for Change Healthcare, a healthcare technology company. Prior to joining Change Healthcare, Ms. Saintil was a senior executive in the Product & Technology group at Intuit, a software company, from November 2014 to August 2018, where her core responsibilities included driving global strategic growth priorities, leading merger and acquisition integration and divestitures, and leading business operations for nearly half of Intuit's workforce. Prior to Intuit, Ms. Saintil served as Yahoo!'s (prior to its acquisition by Verizon Media) Head of Operations for Mobile & Emerging Products from January 2014 to November 2014. Prior to joining Yahoo!, Ms. Saintil held various roles at Joyent, Inc., a software company, from November 2011 to September 2013, PayPal Holdings Inc., a payments company, from July 2010 to November 2011, Adobe Inc., a software company, from April 2006 to July 2010, and Sun Microsystems (prior to its acquisition by Oracle Corporation) from October 2000 to April 2006. Ms. Saintil is currently serving as a member of the board of directors of Rocket Lab USA, Inc., Gitlab Inc., Alkami Technology, Inc., TD Synnex Corporation and Evolv Technologies Holdings, Inc. and has previously served as a member of the board of directors of Banner Corporation and ShotSpotter. Ms. Saintil received a B.S. in Computer Science from Florida A&M University, an M.S. in Software Engineering Management from Carnegie Mellon University, and has completed Stanford Directors' College and Harvard Business School's executive education program. She is certified in Cybersecurity Oversight by the National Association of Corporate Directors and the Carnegie Mellon Software Engineering Institute.

| Area of Expertise: | Board/Committee Membership | Fiscal 2021 Votes For (%) | Public Board Memberships |
|---|---|---|---|
| Executive Leadership<br>Governance / Risk Management<br>Innovation / Technology<br>Sustainability | Board of Directors<br>Risk Committee, Chair<br>CNG Committee | 99.18% | Rocket Lab USA, Inc.<br>TD Synnex Corporation<br>Alkami Technology<br>Gitlab Inc.<br>Evolv Technologies Holdings, Inc. |

| Securities Held as at June 27, 2022 | | | | |
|---|---|---|---|---|
| Number of subordinate voting shares | Number of options | Number of DSUs | Number of RSUs | Number of PSUs |
| - | 12,277 | 4,594 | - | - |

MANAGEMENT INFORMATION CIRCULAR 15

ELECTION OF DIRECTORS - NOMINEES

## Nathalie Gaveau



Age 46
London, UK
Director since 2022
Independent

Ms. Gaveau is a serial entrepreneur, board member and investor. She started out in M&A at Lazard before co-founding PriceMinister, one of the largest ecommerce marketplaces in Europe (now part of Rakuten). She also co-founded Shopcade, a data-driven social marketplace. Ms. Gaveau has extensive international experience, including 6 years in Asia Pacific. She is currently a non-executive director for Coca-Cola EuroPacific Partners, as well as a major benefactor of the HEC Foundation for business education and an active venture investor in ecommerce, fintech and impact investing. Ms. Gaveau is also currently the President and a director of Tailwind International Acquisition Corp. Tailwind is a multi-SPAC platform "built by founders for founders" with a world class team of tech founders and public market gurus on both sides of the Atlantic. Ms. Gaveau is also a Senior Advisor to BCG Digital Ventures, the global innovation arm of the BCG group. Ms. Gaveau holds an MBA from HEC Paris.

**Area of Expertise:**

Executive Leadership
Governance / Risk Management
Innovation / Technology
Strategy/M&A

**Board/Committee Membership**

Board of Directors
Risk Committee

**Public Board Memberships**

Coca-Cola EuroPacific Partners
Tailwind International Acquisition Corp.

| Securities Held as at June 27, 2022 | | | | |
|---|---|---|---|---|
| Number of subordinate voting shares | Number of options | Number of DSUs | Number of RSUs | Number of PSUs |
| - | 19,276 | 6,106 | - | - |

MANAGEMENT INFORMATION CIRCULAR 16

ELECTION OF DIRECTORS - NOMINEES



## Paul McFeeters

Age 67
Ontario, Canada
Director since 2018
Independent

Mr. McFeeters retired from OpenText in September 2014 where he had served as the Chief Financial Officer since June 2006. Mr. McFeeters has more than thirty years of C-level business experience, including previous employment as Chief Financial Officer of Platform Computing Inc., a grid computing software vendor from 2003 to 2006, and of Kintana Inc., a privately-held IT governance software provider, from 2000 to 2003. Mr. McFeeters also held President and CEO positions at MD Private Trust from 1997 to 2000. Between 1981 and 1996 Mr. McFeeters worked at Municipal Financial Corporation and held various progressive positions there including Chief Financial Officer, Chief Operating Officer, President and Chief Executive Officer. Mr. McFeeters was a member of the board of directors of Constellation Software Inc., a diversified software company, from 2014 to 2022 and served on its audit committee. From 2015 to August 2019, Mr. McFeeters was a board advisor for Hootsuite, a social media management company. From 2007 to January 2016, Mr. McFeeters was a member of the board of Blueprint Software Systems Inc., an enterprise requirements software solutions provider. Mr. McFeeters holds a B.B.A (Honours) from Wilfrid Laurier University and an MBA from Schulich School of Business at York University and is a Chartered Professional Accountant.

| Area of Expertise: | Board/Committee Membership | Fiscal 2021 Votes For (%) | Public Board Memberships |
|---|---|---|---|
| Executive Leadership<br>Accounting/Finance<br>Governance/Risk Management<br>Strategy/M&A | Board of Directors<br>Audit Committee, Chair<br>Risk Committee | 99.95% | - |

| Securities Held as at June 27, 2022 | | | | |
|---|---|---|---|---|
| Number of subordinate voting shares | Number of options | Number of DSUs | Number of RSUs | Number of PSUs |
| 250,000 | 22,360 | 10,239 | - | - |

MANAGEMENT INFORMATION CIRCULAR 17

ELECTION OF DIRECTORS - NOMINEES

## Rob Williams



Age 54
Washington, United States
Director since 2018

Independent

Mr. Williams has over 25 years of leadership experience in eCommerce, retail and SaaS companies. In his near decade at Amazon (2006 to 2015), Mr. Williams held five senior leadership positions on both the Retail and Seller teams. In his last role, Mr. Williams led Amazon's Tier 1 Vendor team for Global Vendor Management. Prior to that, Mr. Williams led three business teams for Amazon's Seller Fulfillment by Amazon (FBA) division: the Seller Reimbursement and Recovery/Liquidations team, the Contact Reduction team, and the Defect Reduction team. Previously, he led the FBA Product Development Roadmap team. Before that role, Mr. Williams led Product Management for Amazon's Competitive Strategy and Negotiations Team. Prior to Amazon, Mr. Williams was on the leadership team of Magnolia Hi-Fi when they were acquired by Best Buy. Mr. Williams was promoted to National Director at Best Buy, where he led Sales Development for the Magnolia Home Theater store within a store project. Mr. Williams was at Magnolia Hi-Fi and Best Buy from September 1994 to June 2006. Prior to that in 1994 he was a criminal prosecutor under the City of Seattle's Trial Advocacy Program. Mr. Williams holds his Bachelor of Arts degree in Business Administration from the University of Washington and his Juris Doctor, Law from the Willamette University College of Law. He is also a guest lecturer on International Business for the University of Washington School of Business Administration and a keynote speaker on how to build a company culture of Disruptive Innovation and consults worldwide on eCommerce, retail and technology. Mr. Williams joined the board of Cymax Group in May 2021.

| **Area of Expertise:** | **Board/Committee Membership** | **Fiscal 2021 Votes For (%)** | **Public Board Memberships** |
|---|---|---|---|
| Executive Leadership<br>Retail/Hospitality Sales<br>Accounting/Finance<br>Innovation/Technology | Board of Directors<br>Audit Committee<br>CNG Committee<br>Risk Committee (effective July 1, 2022) | 98.82% | - |

| Securities Held as at June 27, 2022 | | | | |
|---|---|---|---|---|
| Number of subordinate voting shares | Number of options | Number of DSUs | Number of RSUs | Number of PSUs |
| 110,137 | 22,360 | 6,847 | - | - |

MANAGEMENT INFORMATION CIRCULAR 18

Corporate Cease Trade Orders and Bankruptcies To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been within the 10 years before the date of this Circular: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days. Individual Bankruptcies To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual. Penalties or Sanctions To the knowledge of the Company and based upon information provided by the proposed director nominees, none of the Company’s proposed director nominees has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision. ELECTION OF DIRECTORS - NOMINEES MANAGEMENT INFORMATION CIRCULAR 19

APPOINTMENT OF AUDITORS PricewaterhouseCoopers LLP (“PwC”), chartered accountants, has served as auditors of the Company since the fiscal year ending on March 31, 2016. In Fiscal 2022, in addition to retaining PwC to report upon the annual consolidated financial statements of the Company, the Company retained PwC to provide various audit, audit-related, and non-audit services. Under its charter, the audit committee of the Company (the “Audit Committee”) is required to pre-approve all non- audit services to be performed by the external auditors in relation to the Company, together with approval of the engagement letter for such non-audit services and estimated fees thereof. Additional details regarding the Audit Committee and the above-mentioned fees can be found in the section entitled “Audit Committee” of the Company’s annual information form, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and on the Company’s website at investors.lightspeedhq.com. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of PwC, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit Committee and fixed by the Board. Appointment of Auditors MANAGEMENT INFORMATION CIRCULAR 20

ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION The Company is presenting a non-binding advisory vote on the Company's approach to executive compensation. The Company is committed to ensuring that its shareholders fully understand the objectives, philosophy and principles that the Board has applied in its approach to executive compensation decisions, and to providing shareholders with executive compensation disclosure that is clear and comprehensive. The Company endeavors to maintain an executive compensation program that aligns the interests of our executives with our shareholders' interests, so that we may attract, motivate and retain executives who will continue to create sustainable, long-term value for our shareholders. Please see the Compensation Discussion and Analysis section below for more information about our executive compensation. Except where authorization to vote with respect to the non-binding advisory resolution in respect of the Company's approach to executive compensation is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following non-binding advisory resolution in respect of the Company's approach to executive compensation: "BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Company's management information circular delivered in advance of the 2022 annual and special meeting of shareholders." Approval of this resolution will require an affirmative vote of a majority of the votes cast by shareholders, voting together as a single class, attending the Meeting or represented by proxy at the Meeting. Since this is an advisory vote, the results will not be binding on the Board or the Compensation, Nominating and Governance Committee. However, the Board and the Compensation, Nominating and Governance Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions. The Company will disclose the results of the shareholder advisory vote as part of its report of voting results for the Meeting. Advisory Resolution on Executive Compensation MANAGEMENT INFORMATION CIRCULAR 21

APPROVAL OF THE FORUM SELECTION BY-LAW In addition to the existing by-laws, the Board approved the adoption of a by-law of the Company, which provides that, unless the Company approves or consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action involving the Company arising under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), on October 5, 2021 (the "Forum Selection By-Law"). The Board decided to adopt the Forum Selection By-Law for a variety of reasons, including: (A) Favors Long-term Shareholders Over Short-term / Transient Shareholders There are certain highly sophisticated corporate investors whose business plan involves making short-term equity investments in companies with the sole purpose of bringing frivolous legal claims against that company or its insurers. Following their investment in the shares of their target, they purposefully choose a jurisdiction, favorable to them, to commence their legal action. Their intent in bringing the legal action is to maximize the costs and inconvenience to their corporate target in order to gain leverage in achieving a lucrative negotiated settlement from the target company. This type of behavior erodes the underlying value of the Company which, in turn, erodes the value of the Company's shares held by long-term, value-oriented shareholders. Although the Forum Selection By-Law cannot prevent such actions from arising, it can prevent state court forum shopping and the premeditated pursuit of these same lawsuits in multiple jurisdictions by transient shareholders determined to make the Company's defense of such claims difficult and expensive. (B) Reduce Litigation-related Expenses and Inefficiencies The Company firmly believes that the Forum Selection By-Law will significantly reduce litigation-related expenses and inefficiencies by preventing potentially duplicative litigation in multiple jurisdictions outside the U.S. federal district courts with respect to claims arising under the U.S. Securities Act. By having such matters brought in U.S. federal district courts, the Company will be better equipped to defend itself and minimize expenses, inefficiencies and management distractions that such litigation causes. (C) No Effect on Shareholders' Substantive Rights The Forum Selection By-Law does not alter shareholders' substantive rights. Rather, it merely directs in which forum shareholders may advance certain claims arising under the U.S. Securities Act. Further, the Forum Selection By-Law does not, of itself, limit the type or kind of remedy shareholders are eligible to obtain from the court in such litigation. The full text of the Forum Selection By-Law is set out in Schedule B.1 of this management information circular and has been filed under the Company's SEDAR profile at www.sedar.com. The Forum Selection By-Law supplements the Company's By-Law No. 2019-3 "Relating to Forum Selection" which remains in effect and unamended, and provides that the courts of the Province of Quebec and appellate courts therefrom shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim for breach of a fiduciary duty owed by any director, officer or employee of the Company to the Company; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the CBCA or the Company's articles or by-laws (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the Company's "affairs" (as defined in the CBCA). Section 27 of the U.S. Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the U.S. Exchange Act or the rules and regulations thereunder and, accordingly, the existing By-Law No. 2019-3 does not apply to actions arising under the U.S. Exchange Act or such rules and regulations. The Forum Selection By-Law must be affirmed, ratified and approved by a majority of the votes cast in person or by proxy at the Meeting. If so approved, the Forum Selection By-Law will continue to be effective from the date of its adoption by the Board. Accordingly, the shareholders will be asked to approve an ordinary resolution, the full text of which is reproduced on Schedule B of this management information circular, and which authorizes the adoption of the Forum Selection By- Approval of the Forum Selection By-Law MANAGEMENT INFORMATION CIRCULAR 22

Law. The adoption of the resolution is conditional on its approval by the majority of the votes cast by the shareholders, present or represented by proxy at the Meeting. Unless otherwise specified, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the adoption of the Forum Selection By-Law. Approval of the Forum Selection By-Law MANAGEMENT INFORMATION CIRCULAR 23

COMPENSATION OF DIRECTORS The Company’s director compensation program is designed to attract and retain the most qualified individuals to serve on the Board, while staying aligned with our shareholders' interests. We compete with large, global companies, both inside and outside of Canada, that in many cases have greater resources to attract qualified director candidates. The Board, through the Compensation, Nominating and Governance Committee (the "CNG Committee"), is responsible for reviewing and approving any changes to the directors' compensation program. In consideration for serving on the Board, each director who is not an executive officer or an employee (an "Outside Director") will be paid an annual cash retainer and an annual equity retainer, and will be reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors. The Board retains ultimate authority to determine the form and amount of Outside Director compensation. In connection with the Company's initial public offering in Canada (the "IPO") and listing on the TSX in the fiscal year ended March 31, 2019 ("Fiscal 2019"), the CNG Committee retained Hugessen Consulting Inc. (“Hugessen”) as independent advisor to review the compensation of Outside Directors. In its review, Hugessen benchmarked the Company’s Outside Director compensation structure against market compensation data gathered from a peer comparator group of public companies with similar attributes to the Company. On this basis, in Fiscal 2019 the CNG Committee established a compensation framework for the Company's Outside Directors. In light of the COVID-19 Pandemic, among other considerations, the CNG Committee decided to not make any increases or other changes to the compensation of Outside Directors for the fiscal year ended March 31, 2021 ("Fiscal 2021"), except to provide for additional compensation for Risk Committee members upon the establishment of that committee. In July 2021, the CNG Committee selected Compensia as its independent advisor to review the compensation of Outside Directors. In its review, Compensia analyzed the competitive position of the Company's director compensation program against the peer comparator group used to benchmark executive compensation and examined how director compensation levels, practices, and design features compared to members of the peer comparator group. Following this review by Compensia, the CNG Committee recommended, and the Board approved, updates to the Company's compensation program for Outside Directors as follows: • initial grants to new Outside Directors of $350,000 in equity incentives, split evenly between: (a) stock options vesting in equal annual tranches over three years and (b) DSUs which vest immediately but only settle upon the Outside Director ceasing to be on the Board; and • increases to cash and equity retainers as described in the section below entitled "Annual Retainers". These updates to the compensation program for Outside Directors were made effective October 1, 2021, with the exception of the stock option compensation which was granted on August 20, 2021, following the Company's annual meeting of shareholders and as part of its quarterly equity incentive grant cycle. In making these updates to the Company's director compensation program, the CNG Committee and the Board considered a number of factors, including: the director compensation benchmarking report, market-based adjustments recommended by Compensia, the overall performance of the Company in Fiscal 2021, overall industry trends in director compensation, and the general macro-economic environment facing the Company. On a per-director basis, compensation for the Company's Outside Directors remains near the peer median, which is in line with the Company's target positioning. Annual Retainers Outside Directors will be entitled to be paid as members of the Board, and, if applicable, as members of any committee of the Board, the following annual retainers: COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 24

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

| Position | Type of Fee | Amount per Year[1] | Amount per Year (Effective October 1, 2021)[2] |
|---|---|---|---|
| Chair of the Board (or where the Chair is an Executive Chair, the Lead Independent Director)[3] | Cash Retainer[4] | $55,000 | $58,000 |
| | Equity Retainer[5] | $115,000 | $175,000 |
| Member of the Board | Cash Retainer[4] | $40,000 | $40,000 |
| | Equity Retainer[6] | $80,000 | $175,000 |
| Audit Committee Chair | Cash Retainer[4] | $15,000 | $20,000 |
| Audit Committee Member | Cash Retainer[4] | $7,500 | $10,000 |
| CNG Committee Chair | Cash Retainer[4] | $7,500 | $15,000 |
| CNG Committee Member | Cash Retainer[4] | $4,000 | $6,000 |
| Risk Committee Chair | Cash Retainer[4] | $7,500 | $15,000 |
| Risk Committee Member | Cash Retainer[4] | $4,000 | $6,000 |

1. Reflects the Outside Director compensation program for Fiscal 2022 from April 1, 2021 to September 30, 2021.
2. Updates to the compensation program for Outside Directors were made effective October 1, 2021, with the exception of the stock option compensation which was granted on August 20, 2021, following the Company's annual meeting of shareholders and as part of its quarterly equity incentive grant cycle.
3. The current Lead Independent Director of the Board, Mr. Pichette, has elected to forego to receive his cash retainer and his equity retainer.
4. Each Board member may elect to receive up to 100% of his or her cash retainer in the form of DSUs.
5. From April 1, 2021 to September 30, 2021, the equity retainer of the Chair of the Board was comprised of $75,000 in the form of DSUs and $40,000 in the form of options. Effective October 1, 2021, the equity retainer of the Chair of the Board or the Lead Independent Director, as applicable, is comprised of $87,500 in the form of DSUs and $87,500 in the form of options.
6. From April 1, 2021 to September 30, 2021, the equity retainer of all other Outside Directors was comprised of $40,000 in the form of DSUs and $40,000 in the form of options. Effective October 1, 2021, the equity retainer of all other Outside Directors is comprised of $87,500 in the form of DSUs and $87,500 in the form of options.

The Company does not offer a meeting attendance fee for Board or Committee members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach can be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

The cash retainer and DSU portion of the equity retainer are paid on a quarterly basis with the number of DSUs to be issued based on the volume weighted average trading price on the TSX for the five trading days prior to such issuance. While the DSUs vest immediately, they are only paid out following the director ceasing to be on the Board. The options portion of the equity retainer is paid annually, or, in the case of a new Outside Director, on the Company's first grant date after the new Outside Director's appointment, with the number of options to be issued based on the volume weighted average trading price on the TSX for the five trading days prior to such issuance. Options vest on the day immediately prior to the first annual meeting of shareholders after their grant date.

Messrs. Dasilva and Chauvet do not and will not receive additional compensation for serving as directors on the Board, in accordance with our policy that executive officers or employees who are also directors do not receive additional compensation for their services as directors.

A summary of the total compensation earned by each Outside Director during Fiscal 2022 can be found in the section entitled "*Total Compensation of Outside Directors*".

## *Director Share Ownership Guidelines*

The Board has adopted share ownership guidelines pursuant to which each Outside Director is required to own, directly or indirectly, a minimum of securities of the Company representing an amount equivalent in value to four times his or her annual cash retainer, through shares or DSUs (options are not included in the calculation of each Outside Director's share ownership requirements). The value of the securities is based on the greater of the market value of the shares and/or DSUs and the purchase price of the securities. Such ownership must have been achieved within five years of the later of (i) March 22, 2019 and (ii) the date the director was first appointed or elected to the Board, and subsequently be maintained for the duration of his or her tenure as director. After such time, if an Outside

MANAGEMENT INFORMATION CIRCULAR 25

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

Director has not met or falls below the minimum ownership requirement, such director must elect to receive at least 50% of his or her annual cash retainer in the form of DSUs. The Board has resolved to waive the application of the share ownership guidelines to Mr. Pichette for so long as he continues to forego to receive his equity retainer for service on the Board, including as its Lead Independent Director, and its committees.

The below table describes the total equity holdings and compliance with the share ownership guidelines of each Outside Director as of the date hereof:

| Name | Subordinate Voting Shares | Stock Options | DSUs | Market Value of Equity[1] ($) | Minimum Ownership Requirement[2] ($) | % of Achievement[3] |
|---|---|---|---|---|---|---|
| Patrick Pichette[4] | - | - | - | - | - | - |
| Marie-Joseé Lamothe | 10,445 | 22,360 | 5,936 | 499,873 | $244,000 | 205% |
| Paul McFeeters | 250,000 | 22,360 | 10,239 | 7,941,307 | $264,000 | 3,008% |
| Rob Williams | 110,137 | 22,360 | 6,847 | 3,569,818 | $224,000 | 1,594% |
| Merline Saintil | - | 12,277 | 4,594 | 140,188 | $244,000 | 57%[5] |
| Nathalie Gaveau | - | 19,276 | 6,106 | 186,327 | $160,000 | 116%[6] |
| Dale Murray | 300 | 19,276 | 6,345 | 202,775 | $160,000 | 127%[6] |

1. Market value of equity is the sum of (a) the value of subordinate voting shares and (b) the value of DSUs that have not yet been paid out or distributed calculated based on the value of the subordinate voting shares, in each case where the value of the subordinate voting shares is based on a price of C$38.13 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 31, 2022, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022. Stock options are excluded from this calculation since we do not count them towards the calculation of an Outside Director's share ownership requirements.
2. Each Outside Director is required to own, directly or indirectly, a minimum of securities of the Company representing an amount equivalent in value to four times his or her annual cash retainer.
3. The percentage of achievement is calculated by dividing the sum of the market value of DSUs and the greater of (a) the market value of the subordinate voting shares and (b) the purchase price of the subordinate voting shares, then expressing the total as a percentage of the minimum ownership requirement applicable to such Outside Director. Stock options are excluded from the calculation of an Outside Director's share ownership requirements.
4. The Board has resolved to waive the application of the share ownership guidelines to Mr. Pichette for so long as he continues to forego to receive his equity retainer for service on the Board, including as its Lead Independent Director, and its committees.
5. On September 3, 2020, the Company announced the appointment of Ms. Saintil to its board of directors, which appointment was effective on August 17, 2020. Accordingly, Ms. Saintil must achieve the minimum share ownership requirement by August 17, 2025.
6. On January 25, 2022, the Company announced the appointments of Mmes. Gaveau and Murray to its board of directors, which appointments were effective on January 24, 2022. Accordingly, Mmes. Gaveau and Murray must each achieve the minimum share ownership requirement by January 24, 2027.

## *Equity Incentive Plan*

The Company has adopted the Amended and Restated Omnibus Incentive Plan (as defined below) which allows for a variety of equity-based awards that provide different types of incentives to be granted to directors, executive officers, employees and consultants of the Company, including options, RSUs, PSUs and DSUs, collectively referred to as "awards". Detailed information about the Amended and Restated Omnibus Incentive Plan can be found in the Compensation Discussion and Analysis in the section entitled "*Amended and Restated Omnibus Incentive Plan*".

MANAGEMENT INFORMATION CIRCULAR 26

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

## *Outstanding Share-Based Awards and Option-Based Awards*

The following table indicates all outstanding option-based and share-based awards granted to Outside Directors as of March 31, 2022:

| Name | Option-Based Awards | | | | Share-Based Awards | |
|---|---|---|---|---|---|---|
| | Number of Securities underlying Unexercised Options(#)[1] | Option Exercise Price ($) | Expiration Date | Value of Unexercised In-the-Money Options[2] ($) | Share Based Awards (#)[3] | Value of Share-Based Awards Not Paid Out or Distributed ($)[4] |
| Patrick Pichette[5] | - | - | - | - | - | - |
| Marie-Josée Lamothe | 7,500[6] | $5.00 | August 3, 2025 | 191,364 | 4,722[11] | 144,094 |
| | 4,209[7] | C$16.00 | March 15, 2026 | 74,544 | | |
| | 3,865[8] | C$43.20 | August 26, 2026 | - | | |
| | 4,040[9] | C$39.55 | August 18, 2027 | - | | |
| | 2,746[10] | C$117.62 | August 20, 2028 | - | | |
| Paul McFeeters | 7,500[12] | $6.00 | November 8, 2025 | 183,863 | 8,984[17] | 274,151 |
| | 4,209[13] | C$16.00 | March 15, 2026 | 74,544 | | |
| | 3,865[14] | C$43.20 | August 26, 2026 | - | | |
| | 4,040[15] | C$39.55 | August 18, 2027 | - | | |
| | 2,746[16] | C$117.62 | August 20, 2028 | - | | |
| Rob Williams | 7,500[18] | $5.00 | August 3, 2025 | 191,364 | 5,674[23] | 173,145 |
| | 4,209[19] | C$16.00 | March 15, 2026 | 74,544 | | |
| | 3,865[20] | C$43.20 | August 26, 2026 | - | | |
| | 4,040[21] | C$39.55 | August 18, 2027 | - | | |
| | 2,746[22] | C$117.62 | August 20, 2028 | - | | |
| Merline Saintil | 4,040[24] | C$39.55 | August 18, 2027 | - | 3,879[27] | 118,369 |
| | 2,746[25] | C$117.62 | August 20, 2028 | - | | |
| | 5,491[26] | C$117.62 | August 20, 2028 | - | | |
| Nathalie Gaveau | 15,278[28] | C$39.83 | February 14, 2029 | - | 5,581[30] | 170,307 |
| | 3,998[29] | C$39.83 | February 14, 2029 | - | | |
| Dale Murray | 15,278[31] | C$39.83 | February 14, 2029 | - | 5,581[33] | 170,307 |
| | 3,998[32] | C$39.83 | February 14, 2029 | - | | |

1. The options reflected in this column represent grants of options under the 2012 Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan. For a description of the terms of the options granted under the 2012 Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan, see "*Equity Incentive Plans*".
2. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on March 31, 2022, being C$38.13 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022.
3. The awards reflected in this column represent quarterly grants of DSUs under the Amended and Restated Omnibus Incentive Plan. Quarterly DSU grants are made on the first business day immediately following the last day of each fiscal quarter of the Company and are made in respect of services provided by the Outside Director during the preceding fiscal quarter. For a description of the terms of the DSUs granted under the Amended and Restated Omnibus Incentive Plan, see "*Equity Incentive Plans*".
4. The value of share-based awards that have not yet been paid out or distributed is calculated based on the closing price of the subordinate voting shares on the TSX on March 31, 2022, being C$38.13 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022.
5. Mr. Pichette has elected to forego to receive his cash retainer and equity retainer.
6. On August 3, 2018, Ms. Lamothe received a grant of 30,000 options (7,500 options after giving effect to the 4-to-1 consolidation of the Company's common shares which occurred in connection with its IPO) to acquire common shares under the 2012 Legacy Option Plan in connection with her appointment to the Board.
7. On March 7, 2019, Ms. Lamothe received a grant of 4,209 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan in connection with the Company's IPO.

MANAGEMENT INFORMATION CIRCULAR 27

8. On August 26, 2019, Ms. Lamothe received a grant of 3,865 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. 9. On August 18, 2020, Ms. Lamothe received a grant of 4,040 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. 10. On August 20, 2021, Ms. Lamothe received a grant of 2,746 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. 11. On April 1, 2021, July 2, 2021, October 1, 2021 and January 3, 2022, Ms. Lamothe received grants of 381, 269, 354 and 898 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. On April 1, 2020, July 2, 2020, October 1, 2020 and January 4, 2021, Ms. Lamothe received grants of 695, 405, 322 and 144 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. On April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020, Ms. Lamothe received grants of 114, 372, 416 and 352 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. 12. On November 8, 2018, Mr. McFeeters received a grant of 30,000 options (7,500 options after giving effect to the 4-to-1 consolidation of the Company’s common shares which occurred in connection with its IPO) to acquire common shares under the 2012 Legacy Option Plan in connection with his appointment to the Board. 13. On March 7, 2019, Mr. McFeeters received a grant of 4,209 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan in connection with the Company’s IPO. 14. On August 26, 2019, Mr. McFeeters received a grant of 3,865 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. 15. On August 18, 2020, Mr. McFeeters received a grant of 4,040 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. 16. On August 20, 2021, Mr. McFeeters received a grant of 2,746 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. 17. On April 1, 2021, July 2, 2021, October 1, 2021 and January 3, 2022, Mr. McFeeters received grants of 412, 292, 366 and 928 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2020, July 2, 2020, October 1, 2020 and January 4, 2021, Mr. McFeeters received grants of 1,722, 1,002, 797 and 357 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020, Mr. McFeeters received grants of 282, 922, 1,031 and 873 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. 18. On August 3, 2018, Mr. Williams received a grant of 30,000 options (7,500 options after giving effect to the 4-to-1 consolidation of the Company’s common shares which occurred in connection with its IPO) to acquire common shares under the 2012 Legacy Option Plan in connection with his appointment to the Board. 19. On March 7, 2019, Mr. Williams received a grant of 4,209 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan in connection with the Company’s IPO. 20. On August 26, 2019, Mr. Williams received a grant of 3,865 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. 21. On August 18, 2020, Mr. Williams received a grant of 4,040 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. 22. On August 20, 2021, Mr. Williams received a grant of 2,746 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. 23. On April 1, 2021, July 2, 2021, October 1, 2021 and January 3, 2022, Mr. Williams received grants of 166, 118, 209 and 868 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2020, July 2, 2020, October 1, 2020 and January 4, 2021, Mr. Williams received grants of 695, 405, 322 and 144 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. On April 1, 2019, July 2, 2019, October 1, 2019 and January 2, 2020, Mr. Williams received grants of 250, 815, 911 and 771 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of his annual retainer. 24. On August 18, 2020, Ms. Saintil received a grant of 4,040 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. 25. On August 20, 2021, Ms. Saintil received a grant of 2,746 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. 26. On August 20, 2021, Ms. Saintil received a grant of 5,491 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her not having received an initial grant upon joining the Board as the other Outside Directors had and pursuant to the updated Outside Director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". 27. On April 1, 2021, July 2, 2021, October 1, 2021 and January 3, 2022, Ms. Saintil received grants of 381, 269, 354 and 529 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. In addition, on August 20, 2021, Ms. Saintil received a grant of 1,904 DSUs under the Amended and Restated Omnibus Incentive Plan on account of her not having received an initial grant upon joining the Board as the other Outside Directors had and pursuant to the updated Outside Director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". On October 1, 2020 and January 4, 2021, Ms. Saintil received grants of 154 and 288 DSUs, respectively, under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer. 28. On February 14, 2022, Ms. Gaveau received a grant of 15,278 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan as an initial grant for joining the Board pursuant to the updated Outside Director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". 29. On February 14, 2022, Ms. Gaveau received a grant of 3,998 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer, prorated for her effective start date of January 24, 2022. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 28

30. On February 14, 2022, Ms. Gaveau received a grant of 5,581 DSUs under the Amended and Restated Omnibus Incentive Plan as an initial grant for joining the Board pursuant to the updated Outside Director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". 31. On February 14, 2022, Ms. Murray received a grant of 15,278 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan as an initial grant for joining the Board pursuant to the updated Outside Director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". 32. On February 14, 2022, Ms. Murray received a grant of 3,998 options to acquire subordinate voting shares under the Amended and Restated Omnibus Incentive Plan on account of her annual retainer, prorated for her effective start date of January 24, 2022. 33. On February 14, 2022, Ms. Murray received a grant of 5,581 DSUs under the Amended and Restated Omnibus Incentive Plan as an initial grant for joining the Board pursuant to the updated Outside Director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 29

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

## *Incentive Plan Awards-Value Vested or Earned During the Year*

The following table shows the value of incentive plan awards that vested or were earned for each Outside Director during Fiscal 2022:

| Name | Option-based awards - value vested during the year[1] ($) | Share-based awards - value vested during the year[2] ($) |
|---|---|---|
| Patrick Pichette[3] | - | - |
| Marie-Josée Lamothe | 233,955 | 119,592 |
| Paul McFeeters | 233,955 | 125,986 |
| Rob Williams | 233,955 | 77,110 |
| Manon Brouillette[4] | - | 27,947 |
| Merline Saintil | 233,955 | 287,193 |
| Nathalie Gaveau | - | 163,562 |
| Dale Murray | - | 163,562 |

1. Represents the value of the potential gains from options that vested during Fiscal 2022. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options vested, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022. Actual value realized will be the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options are exercised.
2. Values are calculated based on the number of units vested and the actual realized gains resulting from vesting of the subordinate voting shares on the TSX (converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022), in each case on the vesting date. Realized gains reflect the closing price of the Company's subordinate voting shares on the TSX on the applicable vesting date.
3. Mr. Pichette has elected to forego to receive his cash retainer and equity retainer.
4. Ms. Brouillette resigned from her role as a member of our Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group.

## *Total Compensation of Outside Directors*

The following table shows the total compensation paid to each Outside Director in Fiscal 2022:

| Name | Fees Paid ($) | Share Based Awards[1] ($) | Option-Based Awards[2] ($) | Non-Equity Incentive Plan Compensation ($) | Pension Value ($) | All Other Compensation ($)[3] | Total ($) |
|---|---|---|---|---|---|---|---|
| Patrick Pichette[4] | - | - | - | - | - | - | - |
| Marie-Josée Lamothe[5] | - | 120,000 | 87,500 | - | - | - | 207,500 |
| Paul McFeeters[5] | - | 126,250 | 87,500 | - | - | - | 213,750 |
| Rob Williams[5] | 38,217 | 77,750 | 87,500 | - | - | - | 203,467 |
| Manon Brouillette[6] | 12,000 | 27,100 | - | - | - | - | 39,100 |
| Merline Saintil[57] | 15,250 | 279,750 | 262,500 | - | - | 9,750 | 567,250 |
| Nathalie Gaveau[8] | - | 175,000 | 220,788 | - | - | - | 395,788 |
| Dale Murray[8] | - | 175,000 | 220,788 | - | - | - | 395,788 |

1. Share-based awards paid during Fiscal 2022 included DSUs granted on April 1, 2021, July 2, 2021, October 1, 2021 and January 3, 2022, respectively. In addition, on August 20, 2021, DSUs were granted to Ms. Saintil on account of her not having received an initial grant upon joining the Board as the other Outside Directors had and pursuant to the updated Outside Director compensation program described in the section entitled "*COMPENSATION OF DIRECTORS*". Further, on February 14, 2022,

MANAGEMENT INFORMATION CIRCULAR 30

DSUs were granted to Mmes. Gaveau and Murray as initial grants for joining the Board pursuant to the updated Outside Director compensation program described in the section entitled "COMPENSATION OF DIRECTORS". The value of share-based awards paid during Fiscal 2022 is calculated based on the grant date fair value of the awards granted under the Amended and Restated Omnibus Incentive Plan. The grant date fair value of an award is equal to the volume weighted average trading price on the TSX for the five days prior to the grant date and differs from the accounting fair value determined in accordance with IFRS 2 Share-based Payment which is calculated based on the closing price of the shares on the TSX on the grant date. 2. Option-based awards paid during Fiscal 2022 were stock options granted on August 20, 2021 (and February 14, 2022 in the case of Mmes. Gaveau and Murray). The value of option-based awards paid during Fiscal 2022 is calculated based on the grant date fair value of the awards granted under the Amended and Restated Omnibus Incentive Plan, which has been calculated using the Black-Scholes method based on the volume weighted average trading price on the TSX for the five trading days prior to the grant date. The fair value on the grant date is different from the value determined in accordance with IFRS 2 Share-based Payment because the accounting fair value determined in accordance therewith is calculated based on the closing price of the shares on the TSX on the grant date as opposed to the volume weighted average trading price on the TSX for the five trading days prior to the grant date. 3. None of the Outside Directors are entitled to perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their fees. 4. Mr. Pichette has elected to forego to receive his cash retainer and equity retainer. 5. Ms. Lamothe and Mr. McFeeters elected to receive their cash retainers entirely in the form of DSUs. Mr. Williams elected to receive his cash retainer in the form of cash through the end of the calendar year 2021, and in the calendar year 2022 he elected to receive his cash retainer in the form of DSUs. Ms. Saintil elected to receive her cash retainer in the form of DSUs through the end of the calendar year 2021, and in the calendar year 2022 she elected to receive her cash retainer in the form of cash. 6. Ms. Brouillette resigned from her role as a member of our Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group. 7. During Fiscal 2022, Ms. Saintil received $9,750 in consulting fees, paid or payable in cash, for providing executive leadership coaching and related services to the Company's product and technology team. Ms. Saintil abstained from voting on all matters before the Board from which she would potentially derive consulting fees. 8. On January 25, 2022, the Company announced the appointments of Mmes. Gaveau and Murray to its board of directors, which appointments were effective on January 24, 2022. Outside Directors do not receive non-equity incentive plan compensation, pensions or any other compensation. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 31

EXECUTIVE COMPENSATION Introduction The following discussion describes our executive compensation philosophy, objectives, policies and practices that apply to the compensation paid to our Executive Chair (and former Chief Executive Officer), Chief Executive Officer (and former President), Chief Financial and Operations Officer, Chief Revenue and Customer Officer, EVP, Finance, and Chief Business Officer of the Company (collectively, the “Named Executive Officers” or “NEOs”), namely: • Dax Dasilva, Executive Chair (former Chief Executive Officer)*; • Jean Paul Chauvet, Chief Executive Officer (former President)*; • Brandon Nussey, Chief Financial and Operations Officer**; • Jean-David Saint-Martin, Chief Revenue and Customer Officer; • Asha (Hotchandani) Bakshani, EVP, Finance**; and • Michael DeSimone, Chief Business Officer. Full year compensation is presented in the Summary Compensation Table below. See "Named Executive Officers' Compensation — Summary Compensation Table". *On February 2, 2022, we announced, as part of our long-term succession planning process, that our Board had appointed Mr. Chauvet to the role of Chief Executive Officer with immediate effect. We also announced that our outgoing Chief Executive Officer, Mr. Dasilva, would continue to serve the Company in the newly-created role of Executive Chair and that our current Chair, Mr. Pichette, would immediately become our Lead Independent Director. **On March 24, 2022, we announced promotions on our executive leadership team. Brandon Nussey was promoted to the newly-created role of Chief Operating Officer and Asha (Hotchandani) Bakshani was promoted to Chief Financial Officer, with such promotions effective May 23, 2022. Overview Lightspeed operates in a dynamic and rapidly evolving market. To succeed in this environment and to achieve its business and financial objectives, the Company needs to attract, retain and engage a highly talented team of executive officers. We expect our team to possess and demonstrate strong leadership and management capabilities, as well as foster our culture, which is at the foundation of our success and remains a pivotal part of our everyday operations. We will continue to evaluate our philosophy and compensation program as circumstances require and plan to continue to review compensation on an annual basis. As part of this review process, we expect to be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the competitive market for experienced and qualified senior executives, market compensation data gathered from peer comparator groups of public companies with similar attributes to us and the relative positioning of our compensation structure, our Company's overall performance, the cost to us if we were required to find a replacement for a key employee and the general macro-economic environment facing the Company. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 32

The above graph compares the total shareholder return on a C$100 investment in our subordinate voting shares to the same investment in the S&P 500 Index and the S&P/TSX Composite Index over the same period. The above graph shows how a C$100 investment in Lightspeed on March 8, 2019 (the date of our IPO), with a closing share price of C$18.90 on such date, would have grown to approximately C$202 on March 31, 2022, with a closing share price of C$38.13 on such date. Since our IPO, our shares outperformed the broader market as reflected by the S&P 500 Index and the S&P/TSX Composite Index. The trend shown by the performance graph represents a marked growth in Lightspeed's share price from our IPO, despite a decline in Lightspeed's share price in the latter part of Fiscal 2022. Total annual compensation of our NEOs over the same period increased as well due to exceptional Company performance during Fiscal 2022 as well as long-term, multi-year performance-based stock option grants made to Mr. Chauvet, Mr. Nussey and Ms. Hotchandani Bakshani in connection with management succession as described below. Our compensation program is aimed to ensure that the compensation we pay to our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Lightspeed, a substantial portion of compensation paid to our executive officers is in the form of long- term equity-based incentives such that the overall value of compensation paid to our NEOs is directly affected by our share price, which grew by approximately 202% from March 8, 2019 (the date of our IPO) to March 31, 2022. Therefore, there is a strong correlation between the growth trend shown in the share performance graph above and the target and realized compensation levels our NEOs received during the same period and for future periods. In February and March 2022, we granted long-term, multi-year performance-based stock options to Mr. Chauvet, Mr. Nussey and Ms. Hotchandani Bakshani that vest over a period of just over five years based in part upon the Company's share price over this approximately 5-year time period measured relative to an independently-constructed Standard & Poor’s benchmark index and in part upon the achievement of pre-established stock price growth rate targets. These grants were awarded to motivate them to continue making a significant impact on Lightspeed's performance and long-term value for our shareholders and to promote their retention in an extremely competitive market for experienced senior executives, amongst other reasons. See "CEO Performance-Based Compensation" and "Related Performance Awards for Mr. Nussey and Ms. Hotchandani Bakshani" below. Share price performance, however, is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our NEO compensation decisions. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 33

Compensation Discussion and Analysis Compensation Philosophy and Objectives Lightspeed seeks to attract, retain and engage long-term business builders, who, beyond compensation, are motivated by personal growth and development. Executive officers are expected to show exceptional leadership and consistently demonstrate company values. The compensation framework aims to ensure that a significant component of compensation is comprised of “at-risk” compensation which tracks factors that influence company performance and stakeholder value. Major components include base salary, and short-term and long-term incentive plans. The Lightspeed executive compensation program is designed to achieve the following objectives: • provide market-competitive compensation opportunities to attract, retain and motivate high performing and experienced executive officers, whose knowledge, skills and level of impact are critical to our success; • engage executive officers in the achievement of Lightspeed’s business objectives, encouraging teamwork, the building of a high performing organization, and nurturing company values; and • align the interests of executive officers with those of the Company’s stakeholders by providing a meaningful portion of compensation tied to the short-term and long-term objectives of the business. Fiscal 2022 Company Performance Highlights Fiscal 2022 was an exceptional year for the Company, from both financial and strategic operational perspectives. We achieved total revenue of $548.4 million for Fiscal 2022, and organic1 subscription and transaction-based revenue growth for Fiscal 2022 as compared to Fiscal 2021 was 62%. We completed three acquisitions, which provided, among other things, talent and product features that we leveraged with our Lightspeed core solutions to announce the launch our flagship hospitality solution, Lightspeed Restaurant, in October 2021 and our flagship retail solution, Lightspeed Retail, in May 2022. We expanded our presence in new geographies and industry verticals, including rolling out our payments solutions to several new countries in Europe and Asia-Pacific. These strong results, among other achievements in Fiscal 2022, are a testament to the talent and leadership of our senior management team in driving and delivering exceptional year-over-year growth, which we believe is important for long term shareholder value creation. Compensation Governance We endeavor to maintain strong governance standards in our policies and practices related to executive compensation. Below is a summary of our key compensation and corporate governance practices. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 34 1 References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison. For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic growth only to the extent of the same months they were included in the prior comparable period.

Compensation and Governance Practices Highlights ✓ Shareholder engagement Actively engage in dialogue with our shareholders and incorporate feedback into our executive officer compensation program ✓ Performance-based LTIP Significant portion of compensation for Chief Executive Officer, Chief Financial and Operating Officer and EVP, Finance is at risk, based on both the Company's absolute performance and performance relative to a benchmark index ✓ Performance-based STIP Short-term incentive compensation is paid to NEOs based on the Company's achievements against rigorous revenue, adjusted EBITDA and added monthly recurring revenue targets ✓ Stringent CEO share ownership requirements CEO is required to own, directly or indirectly, a minimum of securities of the Company representing five times his or her annual base salary, through subordinate voting shares or restricted share units ✓ Advisory vote on NEO compensation The Company is presenting a non-binding advisory vote on the Company's approach to executive compensation. The Board and CNG Committee will take into the account the outcome of the advisory vote when considering future executive compensation decisions ✓ Regular reviews of executive officer compensation and peer group data The CNG Committee and the Board, with the advice of management and outside advisors, reviews at least annually executive officer compensation and utilizes peer public company data in such review ✓ Independent compensation consultant The CNG Committee and Board selected Compensia, a US-based independent compensation consulting firm, to provide advice in connection with director and executive officer compensation matters in Fiscal 2022, including with respect to the long-term, multi-year performance-based options granted to Mr. Chauvet, and to Mr. Nussey and Ms. Hotchandani Bakshani, respectively ✓ Robust compensation risk oversight The Company has comprehensive and robust risk management practices, including hedging prohibitions and a clawback policy as discussed below Compensation Risk Oversight The Board provides regular oversight of Lightspeed’s risk management practices, and delegates to the CNG Committee responsibility for the Company’s overall compensation philosophy and overseeing matters related to executive and director compensation. In respect of Fiscal 2022, the CNG Committee and Board concluded that there were no identified risks arising from the Company’s compensation policies or practices that are likely to have a material adverse effect on the Company. The CNG Committee and Board have concluded that the Company has policies and practices to ensure that management does not have incentives to take inappropriate or excessive risks including, among other things, the following: • an appropriate balance of fixed and variable compensation, and an appropriate weighting of share-based compensation and short- and long-term compensation; • quantitative metrics to determine the amount of awards earned by NEOs under Lightspeed’s short-term incentive compensation plan; • performance-based option grants designed for our newly-appointed Chief Executive Officer and newly- promoted Chief Financial Officer and Chief Operating Officer to reflect a strong “pay for performance” philosophy; • review and approval by the CNG Committee of employee compensation arrangements above certain value thresholds; COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 35

• Board and CNG Committee discretion to adjust the amount (if any), targets for and timing of the payout of awards under the Company’s short-term incentive programs, to take into account the quality of results and the level of risk required to achieve results; • retention of independent compensation consultants and advisors to deliver independent advice on executive compensation and related matters; • a clawback policy (as described below); • periodic share-based compensation awards with overlapping vesting periods to provide ongoing retention incentives to management and long-term share-based exposure to the risks management undertakes; • an insider trading policy that prohibits hedging (as described below); • a comprehensive Code of Conduct and Whistleblower Policy that encourages reporting imprudent corporate behavior; and • a CNG Committee comprised entirely of independent directors. Hedging Prohibition The Company’s insider trading policy provides that all insiders of Lightspeed, including its directors and officers, are prohibited from buying, selling or entering into (i) any short sale of securities of Lightspeed, (ii) any put options, call options or other rights or obligations to buy or sell securities of Lightspeed, (iii) any derivative instruments, agreements or securities, the market price, value or payment obligations of which are derived from, referenced to or based on the value of securities of Lightspeed, and (iv) any other derivative instruments, agreements, arrangements or understandings (commonly known as equity monetization transactions) the effect of which is to alter, directly or indirectly, the director’s or officer’s economic interest in securities of Lightspeed or economic exposure to the Company. Clawback Policy The Company implemented a formal clawback policy concurrently with the closing of the IPO as an additional approach to mitigate compensation risk. The clawback policy enables the Board to require reimbursement of all or a portion of compensation received by an executive officer pursuant to awards made under the Company’s short-term and long-term incentive plans upon material financial restatements due to an executive officer engaging in prohibited conduct causing, in whole or in part, the need for the restatement. To date, the Company has not encountered a situation where a compensation reimbursement or adjustment has been required in the circumstances described above. Investor Outreach The Board and CNG Committee review and consider evolving best compensation governance practices and policies. At the Meeting, the Company will present its first non-binding advisory vote on the Company's approach to executive compensation as part of its broader investor outreach efforts. The Company values the feedback of its shareholders on its executive compensation program and corporate governance policies and welcomes input, as it impacts the Company's decision-making. Members of management and our Board actively engaged with a number of our large shareholders about the grant of long-term, multi-year performance-based options to Mr. Chauvet in connection with his appointment to Chief Executive Officer to answer questions about the award and gather feedback on their views of the desirability and design of such an award. The Company believes that ongoing engagement builds mutual trust with its shareholders and will continue to monitor feedback from its shareholders and may solicit feedback, as appropriate. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 36

Compensation-Setting Process The CNG Committee is responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing the Company’s human resources; succession planning; compensation policies, processes and practices; and environmental, social and governance programs. The CNG Committee also ensures that compensation policies and practices provide an appropriate balance of risk and reward consistent with the Company’s risk profile. The Board has established a written charter for the CNG Committee setting out its responsibilities for administering the Company’s compensation programs and reviewing and making recommendations to the Board concerning the level and nature of the compensation payable to the directors and executive officers of the Company. The CNG Committee's oversight will include setting objectives, evaluating performance, and ensuring that total compensation paid to the Company’s NEOs and various other key executive officers and key managers is fair, reasonable and consistent with the objectives of the Company’s philosophy and compensation program. The CNG Committee is responsible for reviewing and assessing at least annually the performance, effectiveness and contribution of the Board, Board committees and the directors themselves and reporting on such review and assessment to the Board. This shall include a review of the Board's mandate and the charters of each committee thereof. The CNG Committee will also be responsible for overseeing the onboarding of new directors and continuing education programs for the directors of the Company. The full text of the CNG Committee charter can be found at investors.lightspeedhq.com. At the end of the most recently completed fiscal year, the CNG Committee was composed of three directors, all of whom are independent directors, namely Marie-Josée Lamothe (Chair), Merline Saintil and Rob Williams. On May 18, 2022, Ms. Murray was appointed to the CNG Committee such that as of the date of this Circular, the CNG Committee is comprised of Marie-Josée Lamothe, chair of the CNG Committee, Merline Saintil, Rob Williams and Dale Murray. Ms. Lamothe is not standing for re-election to the Board. It is intended that upon Ms. Murray's election to the Board, she will succeed Ms. Lamothe as chair of the CNG Committee. None of the members of the CNG Committee is an acting chief executive officer of another company. The Board believes that the CNG Committee collectively has the knowledge, experience and background required to fulfill its mandate. Compensation Consultants In connection with the Company's IPO and listing on the TSX in Fiscal 2019, the Board retained Hugessen, an independent consulting firm, to provide advice in connection with director and executive officer compensation matters. In the first part of Fiscal 2022, Hugessen provided advice on the following: • establishing a peer comparator group of public companies with similar attributes to the Company; • conducting a market review for the purpose of benchmarking executive compensation policies and plans; and • advising on the design of the salaries, short-term incentive compensation and equity-based, long-term incentive compensation framework for the executive officers of the Company. Additionally, in Fiscal 2022, the Board retained Compensia, a US-based independent compensation consulting firm, to provide advice in connection with director and executive officer compensation matters for Fiscal 2022, including, among other things, the following: • establishing a peer comparator group of public companies with similar attributes to the Company as well as providing general market trends on executive compensation matters; • conducting a market review for the purpose of benchmarking director and executive compensation policies and plans; • supporting the design of an equity-based, long-term incentive compensation framework for the Outside Directors and executive officers of the Company; • providing market data and analysis with regards to special equity grants for senior executives; • supporting the design of the long-term, multi-year performance-based stock options granted to Mr. Chauvet, Mr. Nussey and Ms. Hotchandani Bakshani; and • assisting with the review of our broader equity compensation strategy and reviewing corporate governance practices of the Company. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 37

All decisions and actions taken by the Board and the CNG Committee in respect of director and executive compensation have been based on numerous factors and circumstances, including the information and advice obtained from Compensia and, prior to that, Hugessen. The Company incurred $131,205 in fees for services rendered by Compensia in Fiscal 2022. The Company incurred C$85,323 in fees for services rendered by Hugessen in Fiscal 2022 and C$132,554 in fees in Fiscal 2021. Hugessen did not provide any services to the Company from June 2021 onward. Market Positioning and Benchmarking As part of the executive compensation review and design process, the CNG Committee established a peer group for Fiscal 2022 (the “Comparator Group”) to benchmark compensation. The companies forming part of the Comparator Group identified by the Company are expected to reflect the financial situation of Lightspeed as a publicly-listed organization and to have a complexity of operations and technologies comparable to Lightspeed. The selection criteria used to determine the composition of the Comparator Group are the following: • companies competing for executive and technical software development talent in North America; • publicly-listed companies with similar business scope and complexity; and • companies of similar size, measured by revenue and market capitalization. The companies forming the Comparator Group for Fiscal 2022 meet all or some of the foregoing criteria and are listed below: Comparator Group Anaplan, Inc. Avalara, Inc. BigCommerce Holdings, Inc. Bill.com Holdings, Inc. Ceridian HCM Holding, Inc. Coupa Software, Inc. Datadog, Inc. Dynatrace, Inc. Elastic NV GoodRx Holdings, Inc. HubSpot, Inc. Kinaxis, Inc. Marqeta, Inc. MongoDB, Inc. nCino, Inc. Nuvei Corp. Q2 Holdings, Inc. The Descartes Systems Group Inc. UiPath, Inc. WEX Inc. This Comparator Group, potentially supplemented by other sources of competitive pay information, was an important input in establishing compensation levels and structure for Fiscal 2022. The CNG Committee, in accordance with its compensation philosophy, will periodically assess how competitive compensation is in order to make compensation- related decisions. In connection with the appointment of Mr. Chauvet to Chief Executive Officer, the CNG Committee and the Board, with advice and consultation from Compensia, established a peer group for the fiscal year ended March 31, 2023 (the "2023 Comparator Group"). The 2023 Comparator Group, as listed below, meet all or some of the criteria outlined for the Comparator Group for Fiscal 2022, and was used in designing the long-term, performance-based stock options granted to Mr. Chauvet, and to Mr. Nussey and Ms. Hotchandani Bakshani, respectively. Accordingly, the CNG Committee and the Board believe such peer group will be an important input in establishing and measuring compensation levels and structure for Fiscal 2023. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 38

COMPENSATION DISCUSSION AND ANALYSIS

| 2023 Comparator Group | |
|---|---|
| Anaplan, Inc. | Avalara, Inc. |
| BigCommerce Holdings, Inc. | Bill.com Holdings, Inc. |
| Ceridian HCM Holding, Inc. | Coupa Software, Inc. |
| Olo Inc. | Dynatrace, Inc. |
| Elastic NV | GoodRx Holdings, Inc. |
| EngageSmart, Inc. | Kinaxis, Inc. |
| Marqeta, Inc. | Repay Holdings Corp. |
| nCino, Inc. | Nuvei Corp. |
| Q2 Holdings, Inc. | The Descartes Systems Group Inc. |
| UiPath, Inc. | Flywire Corp. |

MANAGEMENT INFORMATION CIRCULAR 39

Principal Elements of Compensation The compensation of the Company’s executive officers includes three major elements: (i) base salary; (ii) short-term incentives, consisting of annual bonuses or, for certain employment categories, commission-based payments; and (iii) long-term equity incentives, consisting of awards under our equity incentive plans. Perquisites and personal benefits are not a significant element of compensation of the executive officers of the Company. We provide benefit programs, including health, dental, vision, life and disability insurance benefits as well as retirement savings plans with matching contributions up to a specified cap, on the same terms to all employees, including our NEOs. Certain of our executive officers are also eligible to participate in an executive health care benefits program that is not otherwise available to all of our employees. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance. Base Salary Base salary is provided as a fixed source of compensation for the Company’s executive officers. Base salaries for executive officers are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account compensation paid in the market for similar positions and the market demand for such executive officers, and internal fairness. An executive officer's base salary is determined by taking into consideration the executive officer’s total compensation package and the Company's overall compensation philosophy. Adjustments to base salaries will be determined annually and base salaries may be increased based on factors such as the executive officer's success in meeting or exceeding individual objectives and an assessment of the competitiveness of the then-current compensation. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer's role or responsibilities, as well as to maintain market competitiveness. The below table reflects the base salary earned by each NEO as of March 31, 2022: Named Executive Officer End of Fiscal 2022 Base Salary Change from End of Fiscal 2021 Base Salary Dax Dasilva $400,0001 No change Jean Paul Chauvet $400,000 43% increase Brandon Nussey $350,000 9% increase Jean-David Saint-Martin $250,000 39% increase Asha (Hotchandani) Bakshani $275,000 25% increase Michael DeSimone $400,000 No change 1. Mr. Dasilva agreed to a temporary and voluntary reduction of his annual base salary to $0 in response to the global pandemic caused by COVID-19, which voluntary reduction was retroactive to January 1, 2020. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 40

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

### *Short-Term Incentive Compensation*

The NEOs of the Company and other executive officers are eligible for annual bonuses or commission-based compensation, depending on employee function. Annual bonuses and commission plans are designed to motivate executive officers to meet the Company's business and financial objectives generally and annual financial performance targets in particular.

The following table shows the percentage of base salary payable for Fiscal 2022 for on-target short-term incentives:

| Name | Base Salary | On-target short-term incentive eligibility (% of base salary) | On-target short-term incentive eligibility |
|---|---|---|---|
| Dax Dasilva | $400,000[1] | 80%[2] | $320,000 |
| Jean Paul Chauvet | $400,000 | 80% | $320,000 |
| Brandon Nussey | $350,000 | 80% | $280,000 |
| Jean-David Saint-Martin | $250,000 | 100% | $250,000 |
| Asha (Hotchandani) Bakshani | $275,000 | 50% | $137,500 |
| Michael DeSimone | $400,000 | 50% | $200,000 |

1. Mr. Dasilva agreed to a temporary and voluntary reduction of his annual base salary to $0 in response to the global pandemic caused by COVID-19, which voluntary reduction was retroactive to January 1, 2020.
2. Mr. Dasilva's short-term incentive compensation is paid in the form of performance-vesting stock options, as described below.

On account of his short-term incentive compensation for Fiscal 2022, our former CEO and current Executive Chair, Mr. Dasilva, was granted a fixed number of performance-vesting stock options (the "**Dasilva Performance Options**") with a fair value of $320,000 on the date of grant. The Dasilva Performance Options vest, upon the CNG Committee's determination, in its sole discretion, as to Mr. Dasilva's satisfaction of the performance criteria established therefor by the CNG Committee and in the number determined by the CNG Committee based on such satisfaction. This determination must be made prior to June 30, 2022 and any Dasilva Performance Options that remain unvested from the grant after such determination by the CNG Committee are automatically cancelled and forfeited. As such, if the CNG Committee determined that Mr. Dasilva did not satisfy any of the performance criteria for the Dasilva Performance Options, all of the Dasilva Performance Options would be automatically cancelled and forfeited resulting in no payout to Mr. Dasilva. Detailed information about the performance criteria established by the CNG Committee for the Dasilva Performance Options can be found in the Compensation Discussion and Analysis in the section entitled "*CEO Performance-Based Compensation*".

The short-term incentives are paid for other NEOs based on the Company's achievements against revenue, adjusted EBITDA and added monthly recurring revenue targets, each of which targets are equally weighted in the determination of short-term incentive payouts (except in the case of the Chief Revenue and Customer Officer, whose short term-incentive compensation targets are weighted more heavily toward the added monthly recurring revenue target). Notwithstanding the achievement of the aforementioned metrics, the CNG Committee may override such target amounts in its discretion, including if the Company's Net Promoter Score (NPS) falls below certain targeted thresholds. The CNG Committee designed the performance criteria taking into consideration the impact of the acquisitions of NuORDER and Ecwid, including increasing targets following the closing of such acquisitions, for executives who have operational accountability for such subsidiaries. As with the Dasilva Performance Options, if the CNG Committee determined that the other NEOs did not sufficiently satisfy the performance criteria for their short-term incentives, the NEOs would receive no payout in respect of such short-term incentives.

With respect to short-term incentive compensation for the Chief Revenue and Customer Officer, the CNG Committee delegated to management the authority to determine quarterly short-term incentive target achievement and approve payouts in respect thereof, but only to a maximum payout of 100% of the quarterly target. For the avoidance of doubt, the CNG Committee retains ultimate discretion to approve achievement against all annual targets and to approve payment in respect of any over-achievement, if applicable. For Fiscal 2022, the CNG Committee determined, based on the satisfaction of the aforementioned performance criteria, to pay the NEOs (excluding Mr. Dasilva and Mr. Saint-Martin) short-term incentive compensation amounting to approximately 99.3% of their respective target eligibility. In the case of Mr. Saint-Martin, the CNG Committee determined, based on the satisfaction of the aforementioned performance criteria, to pay him short-term incentive compensation amounting to approximately 92.6% of his target eligibility.

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Long-Term Incentive Compensation Equity-based awards are a variable element of compensation that allows the Company to incentivize and retain its executive officers for their sustained contributions to the Company. Equity awards reward performance and continued employment by an executive officer, with associated benefits to us of attracting and retaining employees. We believe that options, restricted share units (“RSUs”) and performance share units (“PSUs”) provide our executive officers with a strong link to long-term corporate performance and the creation of shareholder value. See "Equity Incentive Plans" below for vesting, settlement and other terms of such awards and "CEO Performance-Based Compensation" and "Related Performance Awards for Mr. Nussey and Ms. Hotchandani Bakshani" below for the terms of the long-term, performance-based stock options granted to Mr. Chauvet, and to Mr. Nussey and Ms. Hotchandani Bakshani, respectively. In connection with the grants of equity-based awards, the CNG Committee determines the grant size and terms, taking into consideration among other things previous grants awarded, to be recommended to the Board. As part of their annual review of the Company’s compensation practices, the CNG Committee and the Board determine the precise structure of long-term incentive compensation both in terms of quantum and instrument mix. For Fiscal 2022, on account of their annual long-term incentive compensation, the NEOs of the Company and other executive officers each received long-term incentive compensation grants comprised half of stock options and half of RSUs. In addition, the NEOs of the Company and other executive officers were granted additional stock option awards, it being intended that a portion of the long-term incentive compensation to be offered to such NEOs and other executive officers for future years would be provided for in such equity awards. The CNG Committee and the Board considered a variety of factors in structuring these additional stock option awards, including: • the Company's significant growth since the IPO; • prior options granted to NEOs and executives, including in connection with the Company's IPO, would all vest in the upcoming 1-2 years; and • competition for senior management in the Company's industry is fierce and such equity awards are necessary to reward superior performance and attract, motivate and retain key personnel to execute on the Company's long-term strategic initiatives and deliver on creation of long-term value for shareholders. For more information on the equity awards granted to the NEOs in Fiscal 2022, see the Summary Compensation Table below. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 42

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COMPENSATION DISCUSSION AND ANALYSIS

# CEO Performance-Based Compensation

*Dax Dasilva (former CEO and current Executive Chair)*

On account of his short-term incentive compensation for Fiscal 2022, our former CEO and current Executive Chair, Mr. Dasilva, was granted a fixed number of Dasilva Performance Options. The Dasilva Performance Options vest, upon the CNG Committee's determination, in its sole discretion, as to Mr. Dasilva's satisfaction of the performance criteria established therefor by the CNG Committee and in the number determined by the CNG Committee based on such satisfaction.

The short-term incentives are paid out to Mr. Dasilva based on the Company's achievement against revenue, adjusted EBITDA and added monthly recurring revenue, each of which targets are equally weighted in the determination of short-term incentive payouts. Notwithstanding the achievement of the aforementioned metrics, the CNG Committee may override such target amounts in its discretion, including if the Company's Net Promoter Score (NPS) falls below certain targeted thresholds. If the CNG Committee determined that Mr. Dasilva did not sufficiently satisfy the performance criteria for the Dasilva Performance Options, all of the Dasilva Performance Options would be automatically cancelled and forfeited resulting in no payout to Mr. Dasilva. The CNG Committee designed the performance criteria for the Dasilva Performance Options taking into consideration the impact of the acquisitions of NuORDER and Ecwid.

In Fiscal 2022, the CNG Committee determined that Mr. Dasilva's aggregate achievement of the revenue, adjusted EBITDA and added monthly recurring revenue targets was 99.3% and so determined that 99.3% of the Dasilva Performance Options vested in respect of such fiscal year.

## *Performance Award for Mr. Chauvet (newly appointed Chief Executive Officer)*

On February 14, 2022, our Board and CNG Committee, in connection with his appointment as our Chief Executive Officer and after consultation with its external compensation consultant and legal counsel to the Company, granted a long-term, multi-year performance-based option award to Mr. Chauvet providing him with the opportunity to earn options to purchase up to 1,500,000 subordinate voting shares in the capital of Lightspeed (the "**CEO Performance Award**"). The CEO Performance Award will be earned and vest over a period of just over five years based in part upon the Company's share price over this approximately 5-year time period measured relative to an independently-constructed Standard & Poor's benchmark index, as further described below, and in part upon the achievement of pre-established stock price growth rate targets. The exercise price per share of the CEO Performance Award is $31.47. It is intended that the CEO Performance Award, combined with the time-vesting options and RSUs granted in June 2021, will be the only equity awards granted to Mr. Chauvet for the next three years (that is, it is intended he will not be eligible for an additional equity award until at least calendar year 2025). Therefore, shareholders should consider the "annualized" (1/3rd) value of all Fiscal 2022 equity awards as what the CNG Committee intends as Mr. Chauvet's equity compensation for the next three years. The following table illustrates this decision:

| Grant-Date Value of all Fiscal 2022 Awards | | | | |
|---|---|---|---|---|
| Time-Vesting Options[1] | Time-Vesting RSUs[2] | CEO Performance Award Options[1] | Total | Commentary |
| $7,247,618 | $1,097,357 | $13,052,860 | $21,397,835 | Reported value |
| $2,415,873 | $365,786 | $4,350,953 | $7,132,612 | Annualized (1/3rd value)<br>**Reflects intended equity compensation for the next three years** |

1. Represents grants of options made to Mr. Chauvet in Fiscal 2022 under the Amended and Restated Omnibus Incentive Plan. Except in the case of the long-term, multi-year performance-based options, amounts shown have been calculated using the Black-Scholes method based on the volume weighted average trading price on the TSX for the five trading days prior to the grant date. The fair value on the grant date is different from the value determined in accordance with IFRS 2 Share-based Payment because the accounting fair value determined in accordance therewith is calculated based on the closing price of the shares on the NYSE on the grant date as opposed to the volume weighted average trading price on the TSX for the five trading

MANAGEMENT INFORMATION CIRCULAR 43

days prior to the grant date. In the case of the long-term, multi-year performance-based options granted to Mr. Chauvet, the amount shown has been calculated using the Monte Carlo pricing model to estimate the Company's potential future share price. This model leverages assumptions that the expected volatility of the share price is 41% and the expected option life is 7 years. The fair value on the grant date of the long-term, multi-year performance-based options is the same as the accounting value determined in accordance with IFRS 2 Share-based Payment. 2. Represents the grant of RSUs made to Mr. Chauvet in Fiscal 2022 under the Amended and Restated Omnibus Incentive Plan. The amount shown in this column represents the grant date fair value of RSUs. The grant date fair value of the RSUs is equal to the volume weighted average trading price on the TSX for the five days prior to the grant date and differs from the accounting fair value determined in accordance with IFRS 2 Share-based Payment which is calculated based on the closing price of the shares on the NYSE on the grant date. Reasons for CEO Performance Award Our primary objective in designing the CEO Performance Award is to help us continue to grow our business, improve our financial and operating performance, and pursue our mission to ignite businesses everywhere with a one-stop commerce platform for merchants to simplify, scale and create exceptional customer experiences, all of which will help create, grow, and sustain significant long-term shareholder value. With this goal in mind, the independent members of our Board began discussions on how to continue incentivizing our incoming Chief Executive Officer to lead us through our next stage of development. Chief among our concerns was incentivizing and retaining an incoming Chief Executive Officer with a demonstrated record of outstanding performance in his prior leadership positions at the Company who already had significant shareholdings (and accumulated wealth) from his pre-IPO equity awards which were already substantially vested. The independent members of our Board worked with the CNG Committee’s independent compensation consultant, Compensia, and legal counsel to the Company to design, model, and document the CEO Performance Award. In addition, members of management and our Board actively engaged with a number of our large shareholders about this project to answer questions about the award and gather feedback on their views of the desirability and design of such an award. Prior to granting the CEO Performance Award in connection with Mr. Chauvet’s appointment as our Chief Executive Officer, our Board engaged in a thorough analysis and review and an extensive consultation with the CNG Committee’s independent compensation consultant, Compensia, legal counsel to the Company, and other advisors, which included consideration of the following objectives: • designing an incentive award that would incentivize long-term value creation directly aligned with shareholder returns; • structuring the award to limit payouts to no more than approximately one percent of the incremental value creation for shareholders; • benchmarking against a competitive market analysis of equity awards granted to executives holding comparable positions at the companies in our Comparator Group (as described in the section above), having regard to the design, structure, and operation of special one-time value creation equity awards granted to the chief executive officers of other technology companies, and acknowledging the current fiercely competitive market for senior executive talent; • structuring the award so that a significant portion of the overall potential payout is based on our relative stock price performance; • emphasizing an “outperformance” result that has a higher upside potential than traditional equity awards to reflect a strong “pay for performance” philosophy; • limiting Mr. Chauvet’s cash compensation (the sum of salary and short-term incentive compensation) to represent only a relatively minor portion of his overall target total direct compensation opportunity; • allowing for a reasonable level of interim vesting and potential payouts during the five-year performance period; and • accounting for the value of a previous equity award granted in June 2021 (before Mr. Chauvet’s appointment as our Chief Executive Officer). COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 44

In summary, the CEO Performance Award has been designed so that Mr. Chauvet will only realize the full potential value from the award upon the creation of significantly enhanced and sustained shareholder value over the ensuing five years. In addition, our Board believes that the relative shareholder return performance measures of the CEO Performance Award will help effectively lead to the satisfaction of other qualitative goals, such as product and acquisition integration milestones. The CEO Performance Award is completely "at risk" since any options for which the performance criteria are not achieved will be forfeited in their entirety in accordance with the terms of the award. CEO Performance Award Structure Once earned as a result of satisfying the applicable performance criteria (as described below), each earned option subject to the CEO Performance Award becomes vested and exercisable. Company Relative TSR Criteria As granted, 1,230,000 options subject to the CEO Performance Award have been divided into three, multi-year tranches of 410,000 options each. Each tranche is earned and vests based on the Company's total shareholder return relative to the total shareholder return on a pre-established benchmark index (the “Relative TSR”), the S&P North American Technology Software Index (the "Benchmark Index"), over a combination of 1, 2 and 3 years in each tranche as illustrated below. Awards are earned and vest for the relevant period where the Company total shareholder return falls within a range of trailing the Benchmark Index by 50 percentage points (resulting in no options being earned and vesting) and beating the Benchmark Index by 50 percentage points (resulting in 100% of the options being earned and vesting). Between trailing the Benchmark Index by 50 percentage points and beating the Benchmark Index by 50 percentage points, a portion of awards will be earned and vest based on the application of linear interpolation. The Company’s total shareholder return is calculated by comparing the 30-day average of the closing prices of its shares on the NYSE on the last trading day of the applicable performance period (or in the case of a change of control, the price per share payable in connection with the change of control) to the 30-day average of the closing prices of its shares on the NYSE at the end of the day immediately preceding the applicable performance period. Vesting for the 1-year and 2-year Relative TSR targets is capped at 1/6th (68,333 options) of the entire tranche (fully earned at equal performance against the Benchmark Index) with the entire unvested portion of the tranche (including any unvested portion of the 1-year and 2-year Relative TSR performance periods) available for vesting based on the 3-year Relative TSR target. This permits strong performance on the 3-year Relative TSR to be used to make up for any missed vesting on the 1- and 2-year targets. For the avoidance of doubt, at the end of each respective performance period for the options subject to tranche 1, tranche 2 and tranche 3, any options that have not been earned and vested will be cancelled without further compensation to Mr. Chauvet. The Benchmark Index was selected because it is a software-specific index that captures broader market representation (with no individual company weighted more than 20% of the overall index) and represents an investor’s alternative “opportunity cost” relative to an investment in Lightspeed. Selecting a third-party index restricts the ability to retroactively influence companies comprising the benchmark. CAGR Performance Criteria COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 45

The remaining 270,000 options subject to the CEO Performance Award are to be earned and vest based on the achievement of pre-determined share price compound annual growth rate ("CAGR") targets. On July 1, 2026, the options subject to the CAGR portion of the CEO Performance Award will be earned and vest on a sliding scale based on absolute CAGR between 25% (resulting in no options being earned and vesting) and 45% (resulting in 100% of the options being earned and vesting) over the previous four-year period. CAGR will be measured using the trailing six-month average Company share price on the NYSE as of June 30, 2026 as compared to the exercise price of the CEO Performance Award ($31.47 per share). Between 25% and 45% CAGR, a portion of awards will be earned and vest based on the application of linear interpolation. If on March 1, 2027 it is determined that at any time between July 1, 2026 and February 28, 2027 inclusive, the trailing six-month average Company share price on the NYSE would have resulted in the calculation of a higher CAGR than that calculated as of June 30, 2026, then the portion of the 270,000 options earned and vested shall be grossed up based on such higher CAGR calculation. For the avoidance of doubt, the total number of options that may vest based on the CAGR performance criteria is 270,000, and following March 1, 2027, any of the 270,000 options that have not been earned and vested will be cancelled without further compensation to Mr. Chauvet. Other Details Regarding the CEO Performance Award Change of Control In the event of a change of control of the Company: • with respect to the Relative TSR portion of the CEO Performance Award, 50% of the remaining options (if any) in each tranche will vest immediately prior to the change of control (less the options in such tranche that have previously vested) and the remaining options in that tranche will be subject to a time-based vesting schedule that aligns with the previously determined performance periods in the tranche; and • with respect to the CAGR portion of the CEO Performance Award, 50% of the options that have not previously vested will vest immediately prior to the change of control with the remaining options vesting on March 1, 2027. Termination of Employment Termination of Employment for Cause In the event of a termination of Mr. Chauvet's employment for “cause” as such term is defined in Mr. Chauvet’s award agreement, all of the options subject to the CEO Performance Award, whether vested or unvested, terminate on his employment termination date. Resignation or Retirement In the event of a resignation or retirement other than for “good reason” (as defined below) by Mr. Chauvet (which will require one month written notice from Mr. Chauvet to the Company), all of the unvested options subject to the CEO Performance Award will be forfeited on his employment termination date, and all of the vested options will remain exercisable for 30 days after his employment termination date, subject to the options’ expiration date. However, if Mr. Chauvet resigns or retires with a termination date that falls on or after March 1, 2027, the last vesting date of the third Relative TSR tranche will still be observed as if Mr. Chauvet were actively employed. Death or Disability In the event of Mr. Chauvet’s death or disability, all of the unvested options subject to the CEO Performance Award will continue to vest for a period of two years following his employment termination date, and all of the vested options will remain exercisable for a period of two years following his employment termination date (or in the case of options vesting during the two-year post-termination period, from their vesting date), subject in all cases to the options’ expiration date. Involuntary Termination of Employment COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 46

In the event of a termination of Mr. Chauvet's employment without “cause” or his resignation for “good reason” (as defined below), all of the unvested options subject to the CEO Performance Award will continue to vest for a period of 18 months following his employment termination date, and all of the vested options will remain exercisable for 18 months following his employment termination date (or in the case of options vesting during the 18-month post- termination period, from their vesting date), subject in all cases to the options’ expiration date. Resignation for “good reason” includes certain occurrences without Mr. Chauvet's consent which occurrences have been brought to the attention of the Company and remained uncured for 30 days following such notice, including involuntary reduction of Mr. Chauvet's total annual cash compensation of more than 10% other than in a broad-based reduction similarly affecting other members of the Company's management, a failure of a successor of the Company to assume the obligations under Mr. Chauvet's employment agreement in all material respects, a substantive diminution in Mr. Chauvet's responsibilities, or the relocation of Mr. Chauvet's principal place of employment more than 30 miles from the location agreed upon under the terms of his employment agreement. Related Performance Awards for Mr. Nussey and Ms. Hotchandani Bakshani On March 24, 2022, Mr. Nussey was promoted to the newly-created role of Chief Operating Officer and Ms. Hotchandani Bakshani was promoted to Chief Financial Officer, with such promotions effective May 23, 2022. In connection with such promotions, our Board granted long-term, multi-year performance-based options to each of Mr. Nussey and Ms. Hotchandani Bakshani on substantially similar terms as the CEO Performance Award, except as described below. On March 17, 2022, Mr. Nussey was granted options to purchase up to 600,000 subordinate voting shares in the capital of the Company and Ms. Hotchandani Bakshani was granted options to purchase up to 400,000 subordinate voting shares in the capital of the Company (the "NEO Performance Awards"). The portion of options vesting under each of the tranches and CAGR hurdles, as described above with respect to the CEO Performance Award, was adjusted to take into account the respective number of options granted to Mr. Nussey and Ms. Hotchandani Bakshani. The exercise price per share of the NEO Performance Awards is $21.60. In the event either Mr. Nussey's or Ms. Hotchandani Bakshani's employment is terminated without “cause” as such term is defined in their respective award agreements, all of their respective unvested options subject to the NEO Performance Awards will continue to vest for a period of 12 months following their employment termination date, and all of their respective vested options will remain exercisable for 12 months following their employment termination date (or in the case of options vesting during the 12-month post-termination period, from their vesting date), subject in all cases to the options’ expiration date. Our Board believes the factors and considerations described above in the section titled "Reasons for the CEO Performance Award" similarly and appropriately apply in the case of the NEO Performance Awards and that Mr. Nussey and Ms. Hotchandani Bakshani are critical to the achievement of the Company's strategic goals and long- term value creation for our shareholders, and that the NEO Performance Awards are effective and appropriate means for the motivation and retention of Mr. Nussey and Ms. Hotchandani Bakshani. Fair Value of Performance Awards It is important to note that the value of the CEO Performance Award and the NEO Performance Awards described above reflect the estimated fair value of the awards on their grant date. Accordingly, these values do not reflect the actual economic value of the compensation to be received, if any, upon vesting or exercise, as applicable. Equity award values can vary significantly from year to year based on fluctuations in share price, corporate performance and the timing of vesting or exercise, as applicable. Our use of aggressive performance targets in combination with the ongoing challenging market conditions has resulted in significant variability in the values of long-term incentive awards since the date of grant of such awards, which had a significant impact on the awards' current value. At any time after the grant date, the awards, which have been granted in the form of stock options, may be “out-of-the money.” Accordingly, caution should be exercised when reviewing the estimated grant date fair values and total compensation of our Chief Executive Officer and other Named Executive Officers reported in the Summary Compensation Table. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 47

NEO Long-Term Incentive Compensation Awards In June 2021, the CNG Committee recommended and the Board approved grants for the NEOs of the Company and other executive officers on account of their annual long-term incentive compensation comprised half of stock options and half of RSUs. In addition, the NEOs of the Company and other executive officers were granted additional stock option awards, it being intended that a portion of the long-term incentive compensation to be offered to such NEOs and other executive officers for future years would be provided for by such equity awards. For information on the variety of factors the Board and CNG Committee considered in structuring such awards, see the section above entitled “Executive Compensation – Compensation Discussion and Analysis – Principal Elements of Compensation – Long-Term Incentive Compensation”. In August 2021, the CNG Committee and the Board approved a grant of 49,016 RSUs to Mr. DeSimone, which award was granted in furtherance of the Company’s obligations to Mr. DeSimone under a new executive employee agreement negotiated with him in connection with the Company’s acquisition of ShopKeep. In December 2021, after careful deliberation and discussion with the CNG Committee, Compensia and its advisors, the Board approved special one-time retention grants of equity awards to certain employees and executive officers, including Mr. Saint-Martin, Ms. Hotchandani Bakshani and Mr. DeSimone. Messrs. Dasilva, Chauvet and Nussey did not receive any equity awards under such special one-time retention grants. The special one-time retention awards were granted in consideration of, among other factors, the extremely competitive market for talent in the Company’s industry and were extraordinary grants that the Board does not expect to reoccur in Fiscal 2023. In March 2022, after discussion with its advisors, the CNG Committee and the Board approved a grant of stock options to a select number of Canadian executive officers, including 150,000 stock options to Mr. Saint-Martin. While the Company typically grants its long-term incentive compensation awards in the first quarter of each fiscal year, these grants were made earlier to coincide with the grants of performance awards to Mr. Chauvet, Mr. Nussey and Ms. Hotchandani Bakshani and in advance of a change in the Canadian tax status of the Company. See "CEO Performance-Based Compensation – Performance Award for Mr. Chauvet (newly appointed Chief Executive Officer)" for a description of the performance-based stock options granted to Mr. Chauvet and see "Related Performance Awards for Mr. Nussey and Ms. Hotchandani Bakshani" for a description of the performance-based stock options granted to Mr. Nussey and Ms. Hotchandani Bakshani. No further awards were granted to Mr. Saint-Martin as part of the Company’s ordinary annual long-term incentive compensation cycle, which cycle took place in the first quarter of the fiscal year ending March 31, 2023. CEO Share Ownership Guidelines The Board has adopted share ownership guidelines with effect as of May 29, 2019 pursuant to which the CEO is required to own, directly or indirectly, a minimum of securities of the Company representing an amount equivalent in value to five times his or her annual base salary, through subordinate voting shares or restricted share units (options are not included in the calculation of the CEO’s share ownership requirements), such ownership to be achieved within five years of the later of (i) the date these guidelines were adopted by the Board, (ii) the date the CEO was first appointed to the role of CEO, and (iii) solely with respect to any increase in the base salary of the CEO, the date such increase is effective. While at the time of the adoption of the CEO share ownership guidelines by the Board, our former CEO and current Executive Chair, Mr. Dasilva, was earning an annual base salary of C$500,000. Mr. Dasilva agreed to a temporary and voluntary reduction of his annual base salary to $0 in response to the global pandemic caused by COVID-19, which voluntary reduction was retroactive to January 1, 2020. Notwithstanding this voluntary reduction in his base salary, Mr. Dasilva beneficially owns 13,954,466 subordinate voting shares of the Company, putting him in excess of five times the annual base salary to which he was entitled at the time of the adoption of the CEO share ownership guidelines. Mr. Chauvet, our current CEO as of February 2, 2022, beneficially owns 7,370 subordinate voting shares of the Company and has 41,979 awarded RSUs outstanding as of March 31, 2022, and accordingly is required to obtain shares with a value equivalent to five times the annual base salary to which he was entitled at the time he was appointed CEO by February 2, 2027. The below chart sets out the total market value of the equity owned, directly or indirectly, by Mr. Dasilva and Mr. Chauvet as of March 31, 2022. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 48

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COMPENSATION DISCUSSION AND ANALYSIS

| Name | Multiple of Base Salary[1] | Minimum Equity Ownership Level Required[1] ($) | Subordinate Voting Shares | Market Value of Subordinate Voting Shares[2] | Stock Options | Market Value of Unexercised In-the-Money Options[3] ($) | RSUs | Market Value of RSUs[2] ($) | Market Value of Equity[4] ($) | % of Achievement[5] |
|---|---|---|---|---|---|---|---|---|---|---|
| Dax Dasilva | 5x | 2,000,000 | 13,954,466 | 425,826,656 | 455,870[6] | 759,910 | 46,895[7] | 1,431,022 | 427,257,678 | 21,363% |
| Jean Paul Chauvet | 5x | 2,000,000 | 7,370 | 224,899 | 2,545,042[8] | 18,167,797 | 41,979[9] | 1,281,008 | 1,505,907 | 75% |

1. Represents five times Mr. Dasilva's and Mr. Chauvet's respective base salaries of $400,000 (before taking into account Mr. Dasilva's voluntary base salary reduction in response to the global pandemic caused by COVID-19).
2. Based on a price of C$38.13 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 31, 2022, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022.
3. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on March 31, 2022, being C$38.13 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022.
4. Market value of equity is the sum of (a) the value of subordinate voting shares and (b) the value of RSUs that have not yet been paid out or distributed calculated based on the value of the subordinate voting shares, in each case where the value of the subordinate voting shares is based on a price of C$38.13 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 31, 2022, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022. Stock options are excluded from this calculation since we do not count them towards the calculation of the CEO's share ownership guidelines.
5. The percent of achievement is calculated by dividing the market value of Mr. Dasilva's or Mr. Chauvet's (as applicable) subordinate voting shares and RSUs by five times their respective annual salaries of $400,000 (before taking into account Mr. Dasilva's voluntary base salary reduction in response to the global pandemic caused by COVID-19), then expressing the total as a percentage of the minimum ownership requirement applicable to the CEO. Stock options are excluded from the calculation of the CEO share ownership requirements.
6. On June 16, 2021, Mr. Dasilva received grants of (a) 294,604 options to acquire subordinate voting shares at an exercise price of C$88.98 per subordinate voting share as part of his long-term incentive plan compensation, and (b) 12,687 performance-based options to acquire subordinate voting shares at an exercise price of C$88.98 per subordinate voting share as his annual short-term incentive plan compensation. See "*Executive Compensation – Compensation Discussion and Analysis – Principal Elements of Compensation – Short-Term Incentive Compensation*" for a description of the performance-based stock options for Mr. Dasilva.
7. On June 16, 2021, Mr. Dasilva received a grant of 15,410 RSUs as part of his annual long-term incentive plan compensation.
8. On June 16, 2021, Mr. Chauvet received grants of 294,604 options to acquire subordinate voting shares at an exercise price of C$88.98 per subordinate voting share as part of his long-term incentive plan compensation. On February 14, 2022, Mr. Chauvet received a grant of 1,500,000 long-term, multi-year performance-based stock options in connection with his appointment to CEO. See "*CEO Performance-Based Compensation – Performance Award for Mr. Chauvet (newly appointed Chief Executive Officer)*" for a description of the performance-based stock options granted to Mr. Chauvet. As of March 31, 2022 both of these grants of stock options were out-of-the money as the strike price was above the market price of the Company's subordinate voting shares and therefore had nil intrinsic value.
9. On June 16, 2021, Mr. Chauvet received a grant of 15,410 RSUs as part of his annual long-term incentive plan compensation.

MANAGEMENT INFORMATION CIRCULAR 49

Equity Incentive Plans In 2012, the Company established its 2012 option plan (which was amended in 2015, 2019 and 2021) (the "2012 Legacy Option Plan"). In 2016, in connection with the grant of options to two senior executives of the Company, the Company established its 2016 option plan (which was amended in 2019) (the "2016 Legacy Option Plan" and, together with the 2012 Legacy Option Plan, the "Legacy Option Plans"). As of the end of Fiscal 2022, there were no options outstanding under the 2016 Legacy Option Plan. The Legacy Option Plans were amended concurrently with the closing of the IPO such that outstanding options granted thereunder are exercisable for subordinate voting shares and no further awards can be made under the Legacy Option Plans. At the same time, the Company adopted an omnibus incentive plan which allows the Board to grant long-term equity-based awards to eligible participants. This omnibus incentive plan was amended and restated on November 18, 2019 to give effect to certain housekeeping amendments. On February 17, 2020, the Company adopted a sub-plan to the omnibus incentive plan to facilitate future grants of awards to persons resident in the United Kingdom (the “UK Sub-Plan”). The omnibus incentive plan was amended and restated on September 7, 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of subordinate voting shares of the Company which may be reserved and set aside for issuance under such plan and the Legacy Option Plans were changed from a fixed number of subordinate voting shares to a maximum aggregate number of subordinate voting shares equal to 15% of all subordinate voting shares issued and outstanding from time to time on a non-diluted basis (the "Amended and Restated Omnibus Incentive Plan"). On February 10, 2021, the Board exercised its discretion under the 2012 Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan to amend certain definitions. On December 17, 2021, the Board exercised its discretion under the Amended and Restated Omnibus Incentive Plan to amend the vesting schedules for Mr. Nick Cloete, former Senior Vice President and Managing Director of APAC, such that for certain of his granted stock options that had vested as of March 31, 2022, such options would continue to be exercisable up until the earlier of September 30, 2022 or the expiration date of such options, irrespective of the occurrence of any Termination Date (as defined under the Amended and Restated Omnibus Incentive Plan). The TSX has confirmed that the above-mentioned amendments are in compliance with the amendment provisions of the 2012 Legacy Option Plan and the Amended and Restated Omnibus Incentive Plan, and that these amendments do not require security holder approval. On November 25, 2020, the Company acquired ShopKeep Inc. and its affiliates (“ShopKeep”) pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated November 4, 2020, as amended on November 24, 2020, by and among Lightspeed, Harmony Merger Sub Inc., Lightspeed Commerce USA Inc., ShopKeep Inc. and Shareholder Representative Services LLC (the “ShopKeep Acquisition”). Pursuant to the ShopKeep Acquisition, the Company assumed ShopKeep's Amended and Restated 2011 Stock Option and Grant Plan (as may be amended from time to time, the "ShopKeep Plan") and each outstanding option to purchase ShopKeep common stock under the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger agreement into options to purchase the Company's subordinate voting shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 subordinate voting shares were reserved under the ShopKeep Plan. Immediately prior to the ShopKeep Acquisition, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for subordinate voting shares and no further awards can be made under the ShopKeep Plan. In addition to the Amended and Restated Omnibus Incentive Plan, the ShopKeep Plan and the Legacy Option Plans, the Company has granted equity-based awards without shareholder approval in compliance with an allowance under the rules of the TSX as an inducement for such individuals to enter into a contract of full-time employment with the Company. In connection with Mr. Adrian Valeriano joining the Company as Senior Vice President and Managing Director of EMEA, on February 28, 2020, he received a grant of 200,000 options to acquire subordinate voting shares at an exercise price of C$35.45 per subordinate voting share. In connection with Mr. Eric Levac joining the Company COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 50

as Vice President of Information Technology, on August 18, 2020, he received grants of (a) 14,724 options to acquire subordinate voting shares at an exercise price of C$39.55 per subordinate voting share and (b) 4,854 RSUs. The foregoing awards are subject to the terms and conditions of the Amended and Restated Omnibus Incentive Plan, though a separate share reserve is maintained for issuances in connection with the exercise or settlement of such awards. Amended and Restated Omnibus Incentive Plan The Amended and Restated Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to our directors, executive officers, employees and consultants, including options, RSUs, PSUs and deferred share units ("DSUs"), collectively referred to as "awards". The Board is responsible for administering the Amended and Restated Omnibus Incentive Plan and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the Amended and Restated Omnibus Incentive Plan. The Board, in its sole discretion, from time to time designates the directors, executive officers, employees and consultants to whom awards shall be granted and determine, if applicable, the number of subordinate voting shares to be covered by such awards and the terms and conditions of such awards. As at June 27, 2022, subordinate voting shares issuable pursuant to equity-based awards granted to employees and other eligible participants, excluding directors and executive officers of the Company, represented approximately 68.61% of the total number of subordinate voting shares issuable pursuant to all outstanding equity-based awards of the Company under the Amended and Restated Omnibus Incentive Plan, the ShopKeep Plan and the Legacy Option Plans. During Fiscal 2022, employees and other eligible participants, excluding directors and executive officers of the Company, received equity-based awards pursuant to which were issuable subordinate voting shares representing approximately 57% of the total number of subordinate voting shares issuable pursuant to all equity-based awards of the Company granted in Fiscal 2022. In addition, the Company expects to continue to allocate a meaningful proportion of its equity-based awards to broad-based employees other than directors and executive officers of the Company as part of the Company’s ongoing annual granting activities and this is a core part of the Company’s compensation philosophy. Shares Reserved for Issuance The number of subordinate voting shares reserved for issuance under the Amended and Restated Omnibus Incentive Plan and the Legacy Option Plans, collectively, may not in the aggregate exceed 15% of the number of issued and outstanding subordinate voting shares of the Company. In Fiscal 2021, Company reserved 1,226,214 subordinate voting shares for issuance under the ShopKeep Plan. In Fiscal 2022, an aggregate of 11,910,923 awards were granted under the Amended and Restated Omnibus Incentive Plan representing 8.01% of the issued and outstanding subordinate voting shares of the Company as of March 31, 2022. In Fiscal 2022, no awards were granted under the Amended and Restated Omnibus Plan without shareholder approval in compliance with an allowance under the rules of the TSX as an inducement for certain individuals to enter into a contract of full-time employment with the Company. Subordinate voting shares underlying options terminated, surrendered or cancelled under the Legacy Option Plans are available for issuance under the Amended and Restated Omnibus Incentive Plan. If an outstanding award under the Legacy Option Plans or the Amended and Restated Omnibus Incentive Plan expires or is terminated, surrendered or cancelled for any reason without having been exercised or settled in full, or if subordinate voting shares acquired pursuant to an award subject to forfeiture are forfeited, the subordinate voting shares covered by such award, if any, will again be available for issuance under the Amended and Restated Omnibus Incentive Plan. Subordinate voting shares will not be deemed to have been issued pursuant to the Amended and Restated Omnibus Incentive Plan with respect to any portion of an award that is settled in cash. The following table sets out the annual burn rates for the past three fiscal years for each of the Amended and Restated Omnibus Incentive Plan, the ShopKeep Plan and the equity incentive plans not approved by security holders: COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 51

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COMPENSATION DISCUSSION AND ANALYSIS

| Burn Rate[1] | Fiscal 2022 | Fiscal 2021 | Fiscal 2020 |
|---|---|---|---|
| Amended and Restated Omnibus Incentive Plan | 8.41%[4] | 2.77% | 3.71% |
| ShopKeep Plan[2] | - | 1.17% | - |
| Equity Incentive Plans not Approved by Securityholders[3] | - | 0.32% | 0.59% |

1. The burn rates in the above table represent the number of equity incentives granted under the respective plans during the applicable fiscal year divided by the weighted average number of subordinate voting shares issued and outstanding for the applicable fiscal year.
2. Reflects the number of equity incentives assumed under the ShopKeep Plan, divided by the weighted average number of subordinate voting shares issued and outstanding for the applicable fiscal year. The ShopKeep Plan was assumed in Fiscal 2021 in connection with the ShopKeep Acquisition. Immediately prior to the ShopKeep Acquisition, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for subordinate voting shares and no further awards can be made under the ShopKeep Plan.
3. The foregoing awards are subject to the terms and conditions of the Amended and Restated Omnibus Incentive Plan, though the awards were granted without shareholder approval in compliance with an allowance under the rules of the TSX as an inducement for such individuals to enter into a contract of full-time employment with the Company.
4. In December 2021, after careful deliberation and discussion with the CNG Committee, Compensia and its advisors, the Board approved special one-time retention grants of 1,963,399 equity awards to certain employees and executive officers, including Mr. Saint-Martin, Ms. Hotchandani Bakshani and Mr. DeSimone. Messrs. Dasilva, Chauvet and Nussey did not receive any equity awards under such special one-time retention grants. On February 14, 2022, Mr. Chauvet received a grant of 1,500,000 long-term, multi-year performance-based options in connection with his appointment to CEO. See "*CEO Performance-Based Compensation – Performance Award for Mr. Chauvet (newly appointed Chief Executive Officer)*" for a description of the performance-based stock options granted to Mr. Chauvet. On March 17, 2022, in connection with the promotions of Mr. Nussey to Chief Operating Officer and Ms. Hotchandani Bakshani to Chief Financial Officer (effective May 23, 2022), the Board granted 600,000 and 400,000 long-term, multi-year performance-based options to Mr. Nussey and Ms. Hotchandani Bakshani, respectively. See "*Related Performance Awards for Mr. Nussey and Ms. Hotchandani Bakshani*" for a description of the performance-based stock options granted to Mr. Nussey and Ms. Hotchandani Bakshani. The aforementioned special retention grants and performance-based stock options were extraordinary grants that the Board does not expect to reoccur in Fiscal 2023.

## *Insider Participation Limit*

The aggregate number of subordinate voting shares issuable to insiders and their associates at any time under the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plans, the ShopKeep Plan or any other proposed or established share compensation arrangement, shall not exceed 10% of the issued and outstanding subordinate voting shares, and the aggregate number of subordinate voting shares issued to insiders and their associates under the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plans, the ShopKeep Plan or any other proposed or established share compensation arrangement within any one-year period shall not exceed 10% of the issued and outstanding subordinate voting shares.

## *Non-Employee Director Participation Limit*

The aggregate number of subordinate voting shares issuable to non-employee directors at any time under the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plans or any other proposed or established share compensation arrangement, shall not exceed 1% of the issued and outstanding subordinate voting shares.

## *Options*

All options granted under the Amended and Restated Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which shall not be less than the market price of the subordinate voting shares on the date of the grant. For purposes of the Amended and Restated Omnibus Incentive Plan, the market price of the subordinate voting shares as at a given date shall be the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days before such date.

Subject to any vesting conditions set forth in a participant's grant agreement, an option shall be exercisable during a period established by the Board which shall not be more than ten years from the grant of the option. The Amended and Restated Omnibus Incentive Plan provides that the exercise period shall automatically be extended if the date on

MANAGEMENT INFORMATION CIRCULAR 52

which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period. The Board may, in its discretion, provide for procedures to allow a participant to elect to undertake a "cashless exercise" or a "net exercise" in respect of options. Share Units The Board is authorized to grant RSUs, PSUs and DSUs evidencing the right to receive subordinate voting shares (issued from treasury or purchased on the open market), cash based on the value of a subordinate voting share or a combination thereof at some future time to eligible persons under the Amended and Restated Omnibus Incentive Plan. Although DSUs may be available for grant to directors, executive officers, employees and consultants, the Company currently only grants DSUs as a form of non-executive director compensation. RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Board. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards will be set out in the participant’s grant agreement. Subject to the achievement of the applicable vesting conditions, the payout of an RSU or PSU will generally occur on the settlement date. The payout of a DSU will generally occur upon or following the participant ceasing to be a director, executive officer, employee or consultant of the Company, subject to satisfaction of any applicable conditions. Dividend Share Units If, as the case may be, dividends (other than share dividends) are paid on the subordinate voting shares, additional share unit equivalents ("Dividend Share Units") will be automatically granted to each participant who holds RSUs, PSUs or DSUs on the record date for such dividends, and be subject to the same vesting or other conditions applicable to the related RSUs, PSUs or DSUs, as applicable. Adjustments In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the subordinate voting shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course, or any transaction or change having a similar effect, the Board shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Amended and Restated Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable. Change of Control A participant’s grant agreement or any other written agreement between a participant and us may provide, where applicable, that unvested awards be subject to acceleration of vesting and exercisability in certain circumstances, including in the event of certain change of control transactions. In the event of a change of control, the Board will have the power, in its sole discretion, to modify the terms of the Amended and Restated Omnibus Incentive Plan and/ or the awards granted thereunder (including to cause the vesting of all unvested awards) to assist the participants to tender into a take-over bid or any other transaction leading to a change of control. In such circumstances, the Board shall be entitled to, in its sole discretion, provide that any or all awards shall terminate, provided that any such outstanding awards that have vested shall remain exercisable until consummation of such change of control, and/or permit participants to conditionally exercise awards. The Board may at its discretion accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule, regardless of any adverse or potentially adverse tax consequences COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 53

resulting from such acceleration or, subject to applicable regulatory provisions and shareholder approval, extend the expiration date of any award, provided that the period during which an option is exercisable does not exceed ten years from the date such option is granted or that the period relating to RSUs and PSUs does not exceed three years. Trigger Events The Amended and Restated Omnibus Incentive Plan provides that upon the termination for cause of a participant, any awards granted to such participant, whether vested or unvested, shall automatically terminate. The Amended and Restated Omnibus Incentive Plan further provides that upon a participant the termination without cause of a participant, or upon the resignation or retirement of a participant, (i) the Board may determine, in its sole discretion, that a portion of the PSUs, RSUs and/or DSUs granted to such participant shall immediately vest and be settled, (ii) all unvested option shall be forfeited, and (iii) vested options shall remain exercisable until the earlier of 90 days (30 days for a resignation or retirement) after the termination date or the expiry date of the options. Finally, upon a participant’s termination of employment as a result of death or disability, (i) all rights, title and interest in the options granted to such participant which are unvested will continue to vest in accordance with the terms of the Amended and Restated Omnibus Incentive Plan and the participant’s grant agreement, for a period of up to two years, (ii) vested options (including such options that vest during the period following the termination date) will remain exercisable until the earlier of (A) two years after the termination date, and (B) the expiry date of the options, and (iii) a portion of PSUs, RSUs and/or DSUs granted to the participant will immediately vest and be settled, as determined by the Board and subject to certain exceptions. Amendments and Termination The Board is entitled to suspend or terminate the Amended and Restated Omnibus Incentive Plan at any time, or from time to time amend or revise the terms of the Amended and Restated Omnibus Incentive Plan or of any granted award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable law and with the prior approval, if required, of the shareholders, the TSX, the NYSE or any other regulatory body having authority over the Company, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the Amended and Restated Omnibus Incentive Plan, provided however, subject to any applicable rules of the TSX or the NYSE, the Board may from time to time, in its absolute discretion and without the approval of shareholders, make, amongst others, the following amendments to the Amended and Restated Omnibus Incentive Plan or any outstanding award: • any amendment to the vesting provisions, if applicable, or assignability provisions of awards; • any amendment to the expiration date of an award that does not extend the terms of the award past the original date of expiration for such award; • any amendment regarding the effect of termination of a participant’s employment or engagement; • any amendment to the terms and conditions of grants of PSUs, RSUs or DSUs, including the performance criteria, as applicable, the type of award, grant date, vesting periods, settlement date and other terms and conditions with respect to the awards; • any amendment which accelerates the date on which any award may be exercised or payable, as applicable, under the Amended and Restated Omnibus Incentive Plan; • any amendment to the definition of an eligible participant under the Amended and Restated Omnibus Incentive Plan (other than with respect to eligible participants who are eligible to receive an award of options issued under the Amended and Restated Omnibus Incentive Plan as incentive stock options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986); • any amendment necessary to comply with applicable law or the requirements of the TSX, the NYSE or any other regulatory body; • any amendment of a "housekeeping" nature, including, without limitation, to clarify the meaning of an existing provision of the Amended and Restated Omnibus Incentive Plan, correct or supplement any provision of the Amended and Restated Omnibus Incentive Plan that is inconsistent with any other provision of the Amended and Restated Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Amended and Restated Omnibus Incentive Plan; • any amendment regarding the administration of the Amended and Restated Omnibus Incentive Plan; COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 54

• any amendment to add a provision permitting the grant of awards settled otherwise than with shares issued from treasury; • any amendment to add a cashless exercise feature or net exercise procedure; • any amendment to add a form of financial assistance; and • any other amendment that does not require the approval of the holders of subordinate voting shares pursuant to the amendment provisions of the Amended and Restated Omnibus Incentive Plan. For greater certainty, the Board is required to obtain shareholder approval to make the following amendments: • any increase in the maximum number of subordinate voting shares issuable pursuant to the Amended and Restated Omnibus Incentive Plan; • except for adjustments permitted by the Amended and Restated Omnibus Incentive Plan, any reduction in the exercise price of an option or any cancellation of an option and replacement of such option with an option with a lower exercise price, to the extent such reduction or replacement benefits an insider; • any extension of the term of an award beyond its original expiry date, to the extent such amendment benefits an insider; • any increase in the maximum number of subordinate voting shares that may be issuable to insiders pursuant to the insider participation limit; • any amendment which (i) increases the maximum number of shares that may be issuable upon exercises of options issued under the Amended and Restated Omnibus Incentive Plan as incentive stock options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986 or (ii) which modifies the definition of eligible participant used for purposes of determining eligibility for the grant of an incentive stock option; and • any amendment to the amendment provisions of the Amended and Restated Omnibus Incentive Plan. Except as specifically provided in a grant agreement approved by the Board, awards granted under the Amended and Restated Omnibus Incentive Plan are generally not transferable other than by will or the laws of succession. The Company currently does not provide any financial assistance to participants under the Amended and Restated Omnibus Incentive Plan. Legacy Option Plans The Company has previously granted options to acquire common shares to certain directors, officers, employees and consultants under the Legacy Option Plans. The terms and conditions of the Legacy Option Plans are substantially identical, save for certain minor variations in respect of, notably, eligible participants, shares reserved for issuance and change of control provisions. The Legacy Option Plans were amended such that options to acquire common shares constitute options to purchase an equal number of subordinate voting shares at the same exercise price, once applicable options are otherwise vested and exercisable. The following discussion is qualified in its entirety by the full text of the Legacy Option Plans. No additional options will be granted under the Legacy Option Plans. The 2012 Legacy Option Plan allows for the grant of options to the directors, officers, full-time, part-time and contract employees and consultants of the Company and its affiliates. The 2016 Legacy Option Plan only allows for the grant of options to directors and officers. The Board is responsible for administering the Legacy Option Plans and may delegate its responsibilities to a committee thereof. Under the Legacy Option Plans, the Board has the sole and complete authority, in its discretion, to determine the individuals to whom options may be granted and to grant options in such amounts and, subject to the provisions of the Legacy Option Plans, on such terms and conditions as it determines including: (i) the time or times at which options may be granted, (ii) the exercise price, (iii) the time or times when each option becomes exercisable and the duration of the exercise period (provided however that the exercise period may not exceed 10 years), (iv) whether restrictions or limitations are to be imposed on the shares underlying options and the nature of such restrictions or limitations and (v) any acceleration of exercisability or waiver of termination regarding any option. Unless otherwise specified by the Board, an option granted under the Legacy Option Plans expires on the seventh anniversary of the grant, provided however that the maximum exercise period for an option cannot exceed ten years after the date of grant. Unless otherwise specified by the Board, under the 2012 Legacy Option Plan, 25% of an COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 55

option grant will vest on each of the first, second, third and fourth anniversary of the grant date, whereas under the 2016 Legacy Option Plan, 25% of an option grant will vest on the first anniversary of the grant date and a fraction equal to 1/48th of the balance will vest on the first day of each calendar month following the first anniversary of the grant date. Adjustments The Legacy Option Plans also provide that, in connection with a subdivision or consolidation of shares of the Company or any other capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or an amalgamation, combination, merger or other reorganization involving the Company by exchange of subordinate voting shares, including by sale or lease of assets or otherwise the Board may make certain adjustments to outstanding options and authorize such steps to be taken as may be equitable and appropriate to that end. Trigger Events; Change of Control The Legacy Option Plans provides that certain events, including termination for cause, termination without cause, retirement, disability or death, may trigger forfeiture or reduce the exercise period, where applicable, of the option, subject to the terms of the participant’s agreement. The Board may, in its discretion, at any time prior to or following such events, permit the exercise of any or all options held by the participant in the manner and on the terms authorized by the Board. In the event of certain change of control transactions, the Board may (i) provide that all outstanding vested options shall be cancelled and terminated and that in connection therewith, participants will receive a cash payment equal to the difference, if any, between the consideration received by the shareholders of the Company in respect of a share in connection with such transaction and the purchase price per share, multiplied by the number of options held, (ii) extend the exercise period of outstanding vested options (but not beyond 10 years from the grant date), (iii) terminate any outstanding unvested options, (iv) accelerate the vesting of any or all outstanding options, (v) accelerate the vesting of any or all outstanding options and provide that such options are fully vested and conditionally exercisable upon (or prior to) the completion of the transaction, or (vi) take such steps as are necessary or desirable to cause the conversion or exchange of any outstanding options into substitute or replacement options of similar value or greater value from, or the assumption of outstanding options by, the entity participating in or resulting from the transaction. The 2016 Legacy Option Plan further provides that if at any time between the time the Company enters into a definitive agreement providing for a change of control and the closing thereof, or within 12 months thereafter, the participant is terminated without cause or resigns for good reason, 100% of the options held by such participant will accelerate and be deemed vested and exercisable, subject to the participant’s continuing compliance with his or her obligations to the Company. Upon a change of control, any vested options granted under the 2016 Legacy Option Plan will be sold or exchanged (or exercised and the shares issued on such exercise will be sold or exchanged) for substantially the same consideration as the shares for which the options are exercised, subject to appropriate adjustments to account for the exercise price thereof. Amendments and Termination The Board may, without notice, at any time from time to time, amend, suspend or terminate the Legacy Option Plans or any provisions thereof in such respects as it, in its sole discretion, determines appropriate, except that it may not without the consent of the participant (or the representatives of his or her estate) alter or impair any rights or obligations arising from any option previously granted to such participant under the Legacy Option Plans that remains outstanding. Options granted under the Legacy Option Plans are generally not transferable other than to limited permitted assigns. The Company currently does not provide any financial assistance to participants under the Legacy Option Plans. ShopKeep Plan The ShopKeep Plan allows for non-qualified stock options and incentive stock options (collectively, "ShopKeep Options") to acquire the Company's subordinate voting shares to be granted to directors, executive officers, employees, consultants and other key persons of ShopKeep. The Board will initially be responsible for administering COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 56

the ShopKeep Plan and may delegate its responsibilities thereunder. The following discussion is qualified in its entirety by the full text of the ShopKeep Plan. The Company has previously granted ShopKeep Options to certain directors, executive officers, employees, consultants and other key persons under the ShopKeep Plan. No additional options will be granted under the ShopKeep Plan. ShopKeep Options Subject to any vesting conditions set forth in a participant’s grant agreement, a ShopKeep Option shall be exercisable during a period established by the Board which shall not be more than ten years from the grant of the ShopKeep Option. The ShopKeep Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the blackout period. All ShopKeep Options granted under the ShopKeep Plan have an exercise price determined and approved by the Board at the time of grant, which shall not be less than the market price of the subordinate voting shares on the date of the grant. For purposes of the ShopKeep Plan, the market price of the subordinate voting shares as at a given date shall be the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days before such date. Adjustments The ShopKeep Plan also provides that, in connection with any reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the Company's share capital, the Company's outstanding subordinate voting shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of Lightspeed, or additional subordinate voting shares or new or different shares or other securities of Lightspeed or other non-cash assets are distributed with respect to such subordinate voting shares or other securities, in each case, without the receipt of consideration by Lightspeed, or, if, as a result of any merger or consolidation, or sale of all or substantially all of the assets of Lightspeed, the outstanding subordinate voting shares are converted into or exchanged for other securities of Lightspeed or any successor entity, the Board shall make an appropriate and proportionate adjustment in (i) the maximum number of subordinate voting shares reserved for issuance under the ShopKeep Plan, (ii) the number and kind of subordinate voting shares or other securities subject to any then outstanding awards under the ShopKeep Plan, (iii) the repurchase price, if any, per subordinate voting share subject to each outstanding award, and (iv) the exercise price for each subordinate voting share subject to any then outstanding ShopKeep Option under the ShopKeep Plan, without changing the aggregate exercise price as to which such ShopKeep Options remain exercisable. Trigger Events; Change of Control Any portion of a ShopKeep Option that is not vested and exercisable on the date of termination of a participant shall immediately expire. Once any portion of the ShopKeep Option becomes vested and exercisable, the participant's right to exercise such portion of the ShopKeep Option in the event of a termination of the participant shall continue until the earliest of: (i) the date which is: (A) 12 months following the date on which the participant is terminated due to death or disability, or (B) three months following the date on which the participant is terminated if the termination is due to any reason other than death or disability, or (ii) the expiration date set forth in the applicable award agreement; provided that an award agreement may provide that if a participant is terminated for cause, the ShopKeep Option shall terminate immediately upon the date of the participant's termination and shall not thereafter be exercisable. In the case of a dissolution or liquidation of the Company, sale of all or substantially all of the Company's assets to an unrelated party, or certain change of control transactions (collectively, "Sale Events"), the ShopKeep Plan and all ShopKeep Options issued thereunder shall terminate unless assumed or continued by the successor entity, subject to certain conditions. In the event of the termination of the ShopKeep Plan and all outstanding ShopKeep Options pursuant to a Sale Event, each holder of ShopKeep Options shall be permitted, within a period of time prior to the consummation of the Sale Event as specified by the Board, to exercise all such ShopKeep Options which are then exercisable or will become exercisable as of the effective time of the Sale Event; provided, however, that the exercise COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 57

of ShopKeep Options not exercisable prior to the Sale Event shall be subject to the consummation of the Sale Event. In the event of a Sale Event, the Company shall have the right, but not the obligation, to make or provide for a cash payment to the holders of ShopKeep Options, without any consent of the holders, in exchange for the cancellation thereof. Amendments and Termination The Board may, at any time, amend or discontinue the ShopKeep Plan and may, at any time, amend or cancel any outstanding ShopKeep Option for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall (i) adversely affect rights under any outstanding ShopKeep Option without the consent of the holder of the ShopKeep Option or (ii) result in a "modification" of any outstanding incentive stock options (as that term is defined in Section 424(h) of the Internal Revenue Code of 1986, as amended). The Board is required to obtain the approval of holders of ShopKeep Options to make the following amendments: • any increase to the maximum number of subordinate voting shares issuable pursuant to the ShopKeep Plan; • any reduction in the exercise price or purchase price of a ShopKeep Option or any cancellation and replacement of such option with an option with a lower exercise price or purchase price, to the extent such reduction or replacement benefits an insider; • any extension of the term of a ShopKeep Option beyond the original expiry date, to the extent such amendment benefits an insider; • any amendment which increases the maximum number of subordinate voting shares that may be issuable to insiders at any time pursuant to the insider participation limit; and • any amendment to the amendment provisions of the ShopKeep Plan. ShopKeep Options granted under the ShopKeep Plan are generally not transferable other than to limited permitted assigns. The Company currently does not provide any financial assistance to participants under the ShopKeep Plan. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 58

COMPENSATION DISCUSSION AND ANALYSIS

## Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides a summary, as at March 31, 2022, of the securities granted under each of the Company's equity incentive plans:

| Plan Category[1] | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[2] | Number of Securities Remaining Available for Future Issuance Under Equity Incentive Plans (Excluding Securities Appearing in the First Column) |
|---|---|---|---|
| Equity Incentive Plans Approved by Securityholders: | | | |
| Amended and Restated Omnibus Incentive Plan | 14,244,103[3] | $44.10 | 6,677,101[4] |
| Legacy Option Plans[5] | 1,377,992[6] | $4.80 | - |
| ShopKeep Plan[7] | 352,784[8] | $13.25 | - |
| Equity Incentive Plans not Approved by Securityholders[9] | 150,273 | $28.37 | - |
| **Total:** | 16,125,152 | | 6,677,101[4] |

1. See "*Executive Compensation – Compensation Discussion and Analysis – Equity Incentive Plans*" for a description of the terms of the Amended and Restated Omnibus Incentive Plan, the Legacy Option Plans, the ShopKeep Plan and the equity incentive plans not approved by securityholders.
2. For certain options that were granted with Canadian dollar exercise prices, such exercise prices have been converted to U.S. dollars using an exchange rate of 0.8003 being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022.
3. Represents approximately 9.58% of the issued and outstanding subordinate voting shares as at March 31, 2022.
4. Assumes that all outstanding RSUs, PSUs and DSUs are settled in treasury shares. Represents approximately 4.49% of the issued and outstanding subordinate voting shares as at March 31, 2022. The subordinate voting shares reserved for issuance under the Amended and Restated Omnibus Incentive Plan are reserved for the exercise of options and the settlement of RSUs, PSUs and DSUs with subordinate voting shares issued from treasury. The Company's Amended and Restated Omnibus Incentive Plan is a rolling plan. Accordingly, the maximum number of subordinate voting shares of the Company which may be reserved and set aside for issuance under the Amended and Restated Omnibus Plan and the Legacy Option Plans equals 15% of all subordinate voting shares issued and outstanding from time to time on a non-diluted basis.
5. As part of the pre-closing capital changes effected in connection with closing of the IPO, each of the Legacy Option Plans was amended such that, as of March 15, 2019, no further awards would be made thereunder.
6. Represents approximately 0.93% of the issued and outstanding subordinate voting shares as at March 31, 2022.
7. No further awards will be granted under the ShopKeep Plan.
8. Represents approximately 0.24% of the issued and outstanding subordinate voting shares as at March 31, 2022.
9. In connection with Mr. Adrian Valeriano joining the Company as Senior Vice President and Managing Director of EMEA, on February 28, 2020, he received a grant of 200,000 options to acquire subordinate voting shares at an exercise price of C$35.45 per subordinate voting share. In connection with Mr. Eric Levac joining the Company as Vice President of Information Technology, on August 18, 2020, he received grants of (a) 14,724 options to acquire subordinate voting shares at an exercise price of C$39.55 per subordinate voting share and (b) 4,854 RSUs. The foregoing awards are subject to the terms and conditions of the Amended and Restated Omnibus Incentive Plan, though the awards were granted without shareholder approval in compliance with an allowance under the rules of the TSX as an inducement for such individuals to enter into a contract of full-time employment with the Company. No such awards were granted by the Company in Fiscal 2022.

MANAGEMENT INFORMATION CIRCULAR 59

lightspeed

COMPENSATION DISCUSSION AND ANALYSIS

# Named Executive Officers' Compensation

## Summary Compensation Table

The following table sets out information concerning the Fiscal 2022 compensation paid to or awarded to the NEOs. The total cost of compensation of our NEOs represents 12.67% of revenue in Fiscal 2022.

| Name | Year | Salary[1,2] ($) | Share-Based Awards[1,3] ($) | Option-Based Awards[1,4] ($) | Non-Equity Incentive Plan Compensation: Annual Incentive Plans[1,5] ($) | Non-Equity Incentive Plan Compensation: Long-Term Incentive Plans[1] ($) | Pension Value | All Other Compensation[1,6,7] ($) | Total Compensation |
|---|---|---|---|---|---|---|---|---|---|
| **Dax Dasilva** *Executive Chair (and former Chief Executive Officer)* | 2022 | - | 1,097,357 | 7,559,734[8] | - | - | - | 2,742 | 8,659,833 |
| | 2021 | - | 397,559 | 596,391[9] | - | - | - | 2,976 | 996,926 |
| | 2020 | 238,364 | 352,450 | 528,675[10] | - | - | - | 2,708 | 1,122,197 |
| **Brandon Nussey** *Chief Financial and Operations Officer* | 2022 | 337,220 | 341,384 | 11,258,736 | 126,264 | - | - | 5,978 | 12,069,582 |
| | 2021 | 304,623 | 437,306 | 318,072 | - | - | - | 7,206 | 1,067,207 |
| | 2020 | 275,318 | 140,980 | 140,980 | 70,490 | - | - | 20,775 | 648,543 |
| **Jean Paul Chauvet** *Chief Executive Officer (and former President)* | 2022 | 403,354 | 1,097,357 | 20,300,478[11] | 294,461 | - | - | 8,664 | 22,104,314 |
| | 2021 | 268,686 | 552,010 | 323,043 | 4,832 | - | - | 9,546 | 1,158,117 |
| | 2020 | 238,514 | 123,358 | 123,358 | 181,869 | - | - | 3,540 | 670,639 |
| **Jean-David Saint-Martin** *Chief Revenue and Customer Officer* | 2022 | 243,865 | 521,958 | 5,054,381 | 288,464 | - | - | 3,878 | 6,112,546 |
| | 2021 | 158,046 | 89,453 | 1,800,397 | 90,788 | - | - | 4,277 | 2,142,961 |
| | 2020 | 140,099 | - | 490,277 | 80,478 | - | - | 3,792 | 714,646 |
| **Asha (Hotchandani) Bakshani** *EVP, Finance* | 2022 | 251,758 | 326,156 | 7,617,738 | 46,297 | - | - | 8,859 | 8,250,808 |
| | 2021 | 200,903 | 201,182 | 591,737 | - | - | - | 8,550 | 1,002,372 |
| | 2020 | 172,360 | 82,453 | 82,468 | 20,270 | - | - | 9,058 | 366,609 |
| **Michael DeSimone** *Chief Business Officer* | 2022 | 400,000 | 7,078,312 | 4,805,828 | - | - | - | 24,290 | 12,308,430 |
| | 2021[12] | 100,000 | 583,954 | 10,264,550 | 200,000 | - | - | 8,772 | 11,157,276 |

1. Generally, base salaries, share-based awards, option-based awards, annual incentive and all other compensation of our NEOs are paid in Canadian dollars. In such instances, the 2022 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.8003, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022. The 2021 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7952, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2021. The 2020 amounts reported in the above table have been converted to U.S. dollars using an exchange rate of 0.7049, being the average rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2020. Messrs. Dasilva and Chauvet do not and will not receive additional compensation for serving as members of the Board.
2. The 2022 amounts reported in the table above represent a base salary of $0 for Mr. Dasilva (which includes a voluntary reduction in salary taken by Mr. Dasilva in response to the COVID-19 pandemic, which voluntary reduction was retroactive to January 1, 2020), C$409,904 for Mr. Nussey, C$484,808 for Mr. Chauvet, C$274,904 for Mr. Saint-Martin, and C$282,139 for Ms. Hotchandani Bakshani. In addition, the Company adopted a flexible paid time off program for its employees in North America, United Kingdom, Australia and New Zealand, resulting in accrued vacation time being paid out in Fiscal 2022 in the

MANAGEMENT INFORMATION CIRCULAR 60

amount of C$11,463 for Mr. Nussey, C$19,195 for Mr. Chauvet, C$29,813 for Mr. Saint-Martin and C$32,440 for Ms. Hotchandani Bakshani. 3. Represents grants of RSUs made to Messrs. Dasilva, Chauvet, Nussey, Saint-Martin, DeSimone and Ms. Hotchandani Bakshani under the Amended and Restated Omnibus Incentive Plan. Amounts shown in this column represent the grant date fair value of RSUs. The grant date fair value of an award is equal to the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five days prior to the grant date and differs from the accounting fair value determined in accordance with IFRS 2 Share-based Payment which is calculated based on the closing price of the shares on the NYSE on the grant date. 4. Represents grants of options made to Messrs. Dasilva, Chauvet, Nussey, Saint-Martin, DeSimone and Ms. Hotchandani Bakshani under the Amended and Restated Omnibus Incentive Plan, and with respect to Mr. DeSimone, options assumed under the ShopKeep Plan in connection with the ShopKeep Acquisition. In Fiscal 2022, the NEOs of the Company and other executive officers were granted additional stock option awards on top of their annual long-term incentive compensation grants, it being intended that a portion of long-term incentive compensation to be offered to such NEOs and other executive officers for future years would be provided for in such equity awards. See “Executive Compensation – Compensation Discussion and Analysis – Principal Elements of Compensation – Long-Term Incentive Compensation”. Except in the case of the long-term, multi-year performance-based options, amounts shown have been calculated using the Black-Scholes method based on the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date. The fair value on the grant date is different from the value determined in accordance with IFRS 2 Share-based Payment because the accounting fair value determined in accordance therewith is calculated based on the closing price of the shares on the NYSE on the grant date as opposed to the volume weighted average trading price on the TSX or the NYSE, as applicable, for the five trading days prior to the grant date. In the case of the long-term, multi-year performance-based options granted to Mr. Chauvet, and to Mr. Nussey and Ms Hotchandani Bakshani, respectively, amounts shown have been calculated using the Monte Carlo pricing model to estimate the Company's potential future share price. This model leverages assumptions that the expected volatility of the share price is 41% and the expected option life is 7 years. The fair value on the grant date of the long-term, multi- year performance-based options is the same as the accounting value determined in accordance with IFRS 2 Share-based Payment. 5. The 2022 amounts reported in the table above represent cash bonuses of C$367,938 for Mr. Chauvet, C$157,771 for Mr. Nussey, C$360,445 for Mr. Saint-Martin and C$57,850 for Ms. Hotchandani Bakshani. 6. None of the NEOs are entitled to perquisites or other personal benefits which, in the aggregate, are worth over $50,000 or over 10% of their base salary. 7 Amounts shown in this column for Fiscal 2022 include Company-paid life, accidental death and dismemberment, disability, medical, dental, vision and dependent life insurance premiums of C$2,203, C$2,549, C$4,967, C$4,845 and $18,156 on behalf of Messrs. Dasilva, Nussey, Chauvet, Saint-Martin and DeSimone, respectively, and C$4,831 on behalf of Ms. Hotchandani Bakshani, which amounts were converted into U.S. dollars, except in the case of Mr. DeSimone, using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022. For Messrs. Nussey and DeSimone, and Ms. Hotchandani Bakshani, the amount also includes a company contribution of C$4,921, $6,133 and C$5,238, respectively, to a registered retirement savings plan or a tax-qualified 401(k) retirement plan, as applicable. 8. Represents a grant of 12,687 Dasilva Performance Options at an exercise price of C$88.98 per subordinate voting share on account of Mr. Dasilva’s annual short-term incentive plan compensation, and grants of 294,604 options at an exercise price of C$88.98 per subordinate voting share on account of Mr. Dasilva’s long-term incentive plan compensation, in each case on June 16, 2021. See “Executive Compensation – Compensation Discussion and Analysis – Principal Elements of Compensation – Short-Term Incentive Compensation” for a description of the performance-based stock options for Mr. Dasilva. 9. Represents a grant of 23,238 Dasilva Performance Options at an exercise price of C$33.39 per subordinate voting share on account of Mr. Dasilva’s annual short-term incentive plan compensation, and a grant of 46,477 options at an exercise price of C$33.39 per subordinate voting share on account of Mr. Dasilva’s annual long-term incentive plan compensation, in each case on June 1, 2020. Such Dasilva Performance Options vested in full based on the determination of the CNG Committee having regard to Mr. Dasilva's satisfaction of the relevant performance criteria. 10. Represents a grant of 26,288 Dasilva Performance Options at an exercise price of C$30.28 per subordinate voting share on account of Mr. Dasilva’s annual short-term incentive plan compensation, and a grant of 52,576 options at an exercise price of C$30.28 per subordinate voting share on account of Mr. Dasilva’s annual long-term incentive plan compensation, in each case on June 11, 2019. Such Dasilva Performance Options vested in full based on the determination of the CNG Committee having regard to Mr. Dasilva's satisfaction of the relevant performance criteria. 11. For details on the long-term, multi-year performance-based options granted to Mr. Chauvet in connection with his appointment to Chief Executive Officer, see the section entitled "CEO Performance-Based Compensation – Performance Award for Mr. Chauvet (newly appointed Chief Executive Officer)". 12. In connection with the acquisition of ShopKeep Inc., Mr. DeSimone joined the Company in November 2020. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 61

Employment Agreements, Termination and Change of Control Benefits The Company has written employment agreements with each NEO and each executive is entitled to receive compensation established by the Company, as well as other benefits in accordance with plans available to the most senior employees. Each NEO is entitled to certain benefits in connection with the termination of their employment without cause or in the event of their resignation for good reason. Resignation for good reason generally entails the NEO providing advanced written notice to the Company describing the circumstances giving rise to such resignation for good reason, and the Company's failure to cure such circumstances, covering occurrences such as involuntary reduction of the NEO's annual compensation of more than 10% (other than in a broad-based reduction similarly affecting other members of the Company's management), a failure of a successor of the Company to assume the obligations under the NEO's employment agreement, a substantive diminution in the NEO's duties or responsibilities as determined in good faith by the Board, or a relocation of the NEO's principal place of employment more than 30 miles from its current location. If terminated without cause or if they resign for good reason, the NEOs are entitled to a severance payment calculated as a function of base salary and annual incentive compensation multiplied by the greater of (i) in the case of our Executive Chair (and former Chief Executive Officer) and Chief Executive Officer (and former President), one month per year of service or 18 months, (ii) in the case of our Chief Financial and Operations Officer, our EVP, Finance, and our Chief Business Officer, one month per year of service or 12 months, and (iii) in the case of our Chief Revenue and Customer Officer, one month per year of service or 9 months. Further, in the event that a NEO is terminated within a specified period of time following a change of control of the Company, such NEO will be entitled to severance payments as described above, in addition to full vesting of all equity-based awards. Payment of such termination benefits shall be subject to, among other things, the NEO executing a full and satisfactory release in favour of the Company (or any successor entity following a change of control of the Company). The table below shows the estimated incremental payments that would be made to the Company’s NEOs upon the occurrence of certain events as of March 31, 2022, the last business day of Fiscal 2022. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 62

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

| Name | Event | Severance[1] ($) | Equity-Based Awards[2] ($) | Other Payments | Total ($) |
|---|---|---|---|---|---|
| **Dax Dasilva** *Executive Chair (and former Chief Executive Officer)* | Termination other than for cause | 920,000 | - | - | 920,000 |
| | Change of control | 920,000 | 2,193,678 | - | 3,113,678 |
| **Brandon Nussey** *Chief Financial and Operations Officer* | Termination other than for cause | 630,000 | -[3] | - | 630,000 |
| | Change of control | 630,000 | 12,182,731 | - | 12,812,731 |
| **Jean Paul Chauvet** *Chief Executive Officer (and former President)* | Termination other than for cause | 920,000 | -[4] | - | 920,000 |
| | Change of control | 920,000 | 19,448,985 | - | 20,368,985 |
| **Jean-David Saint-Martin** *Chief Revenue and Customer Officer* | Termination other than for cause | 437,500 | - | - | 437,500 |
| | Change of control | 437,500 | 2,275,346 | - | 2,712,846 |
| **Asha (Hotchandani) Bakshani** *EVP, Finance* | Termination other than for cause | 412,500 | -[3] | - | 412,500 |
| | Change of control | 412,500 | 5,490,504 | - | 5,903,004 |
| **Michael DeSimone** *Chief Business Officer* | Termination other than for cause | 600,000 | - | - | 600,000 |
| | Change of control | 600,000 | 6,628,368 | - | 7,228,368 |

1. Severance payments are calculated based on base salary as of March 31, 2022, the last business day of Fiscal 2022, and on account of at target annual incentive compensation pursuant to the applicable employment agreement of each NEO, reported above in U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022.
2. Based on a price of C$38.13 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 31, 2022, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022.
3. In the event either Mr. Nussey's or Ms. Hotchandani Bakshani's employment is terminated without "cause" as such term is defined in their respective award agreements, all of their respective unvested options subject to the NEO Performance Awards will continue to vest for a period of 12 months following their employment termination date, and all of their respective vested options will remain exercisable for 12 months following their employment termination date (or in the case of options vesting during the 12-month post-termination period, from their vesting date), subject in all cases to the options' expiration date. See "*Related Performance Awards for Mr. Nussey and Ms. Hotchandani Bakshani*"
4. In the event of a termination of Mr. Chauvet's employment without "cause" or his resignation for "good reason", all of the unvested options subject to the CEO Performance Award will continue to vest for a period of 18 months following his employment termination date, and all of the vested options will remain exercisable for 18 months following his employment termination date (or in the case of options vesting during the 18-month post-termination period, from their vesting date), subject in all cases to the options' expiration date. See ""*Performance Award for Mr. Chauvet (newly appointed Chief Executive Officer) - Other Details Regarding the CEO Performance Award - Termination of Employment*"

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lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

## Outstanding Option-Based Awards and Share-Based Awards

The following table shows all Option-based and Share-based awards outstanding to NEOs in Fiscal 2022:

| Name | Option-Based Awards | | | | Share-Based Awards | |
|---|---|---|---|---|---|---|
| | Number of Subordinate Voting Shares Underlying Unexercised Options (#)[1] | Option Exercise Price ($) | Option Expiration Date | Value of Unexercised In-the-Money Options[2] ($) | Number of Share Based Awards that have not vested (#) | Market or payout value of Share Based Awards that have not vested ($)[3] |
| **Dax Dasilva** *Executive Chair (and former Chief Executive Officer)* | 78,864 | C$30.28 | June 11, 2026 | 495,452 | 19,939 | 608,447 |
| | 69,715 | C$33.39 | June 1, 2027 | 264,458 | | |
| | 307,291 | C$88.98 | June 16, 2028 | 0 | | |
| **Brandon Nussey** *Chief Financial and Operations Officer* | 221,352 | $4.72 | February 1, 2025 | 5,709,872 | 9,533 | 290,904 |
| | 21,030 | C$30.28 | June 11, 2026 | 132,118 | | |
| | 37,181 | C$33.39 | June 1, 2027 | 141,043 | | |
| | 213,877 | C$88.98 | June 16, 2028 | 0 | | |
| | 600,000 | $21.60 | March 17, 2029[4] | 5,349,263 | | |
| **Jean Paul Chauvet** *Chief Executive Officer (and former President)* | 694,275 | $4.72 | April 30, 2025 | 17,909,128 | 17,771 | 542,290 |
| | 18,401 | C$30.28 | June 11, 2026 | 115,602 | | |
| | 37,762 | C$33.39 | June 1, 2027 | 143,247 | | |
| | 294,604 | C$88.98 | June 16, 2028 | 0 | | |
| | 1,500,000 | $31.47 | February 14, 2029[4] | 0 | | |
| **Jean-David Saint-Martin** *Chief Revenue and Customer Officer* | 18,333 | C$30.28 | June 11, 2026 | 115,174 | 8,305 | 253,431 |
| | 13,500 | C$35.45 | February 28, 2027 | 28,955 | | |
| | 144,690 | C$33.39 | June 1, 2027 | 548,870 | | |
| | 115,859 | C$88.98 | June 16, 2028 | 0 | | |
| | 57,930 | C$58.92 | December 14, 2028 | 0 | | |
| | 150,000 | C$27.78 | March 17, 2029 | 1,242,466 | | |
| **Asha (Hotchandani) Bakshani** *EVP, Finance* | 6,250 | $4.72 | February 1, 2025 | 161,221 | 7,309 | 223,037 |
| | 35,922 | $5.00 | August 3, 2025 | 916,566 | | |
| | 12,302 | C$30.28 | June 11, 2026 | 77,286 | | |
| | 69,171 | C$33.39 | June 1, 2027 | 262,395 | | |
| | 109,912 | C$88.98 | June 16, 2028 | 0 | | |
| | 54,956 | C$58.92 | December 14, 2028 | 0 | | |
| | 400,000 | $21.60 | March 17, 2029[4] | 3,566,176 | | |
| **Michael DeSimone** *Chief Business Officer* | 94,121 | $2.58 | March 11, 2029 | 2,625,035 | 87,332 | 2,664,974 |
| | 181,641 | $23.08 | July 25, 2029 | 1,342,327 | | |
| | 107,308 | $73.32 | June 16, 2028 | 0 | | |
| | 53,655 | $46.67 | December 14, 2028 | 0 | | |

1. Options granted under the Legacy Option Plans or the Amended and Restated Omnibus Incentive Plan, or, in the case of Mr. DeSimone, under the ShopKeep Plan assumed in connection with the ShopKeep Acquisition, each of which options is exercisable for one subordinate voting share.
2. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on March 31, 2022, being C$38.13 per subordinate voting share, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022.
3. Based on a price of C$38.13 per subordinate voting share, being the closing price of the subordinate voting shares on the TSX on March 31, 2022, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022.

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4. See the section titled "CEO Performance-Based Compensation" and "Related Performance Awards for Mr. Nussey and Ms. Hotchandani Bakshani" for a description of the long-term, multi-year performance-based stock options granted to Mr. Chauvet, and to Mr. Nussey and Ms. Hotchandani Bakshani, respectively. COMPENSATION DISCUSSION AND ANALYSIS MANAGEMENT INFORMATION CIRCULAR 65

lightspeed
COMPENSATION DISCUSSION AND ANALYSIS

# Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value of incentive plan awards that vested or were earned for each Named Executive Officer during Fiscal 2022:

| Name | Option-based awards - value vested during the year[1] ($) | Share-based awards - value vested during the year[2] ($) | Non-Equity Incentive Plan compensation - value earned during the year[3] ($) |
|---|---|---|---|
| Dax Dasilva | 1,826,859 | 914,452 | - |
| Brandon Nussey | 11,354,337 | 476,255 | 126,264 |
| Jean Paul Chauvet | 19,361,035 | 613,199 | 294,461 |
| Jean-David Saint-Martin | 4,449,280 | 155,503 | 288,464 |
| Asha (Hotchandani) Bakshani | 2,628,680 | 271,988 | 46,297 |
| Michael DeSimone | 6,342,162 | 1,237,660 | - |

1. Represents the value of the potential gains from options that vested during Fiscal 2022. The value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options vested, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022. Actual value realized will be the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options are exercised. See the table below.
2. Values are calculated based on the number of units vested and the actual realized gains resulting from vesting of Lightspeed's subordinate voting shares on the NYSE, or on the TSX (converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022), in each case on the vesting date. Realized gains reflect the closing price of the Company's subordinate voting shares on the NYSE or the TSX, as applicable, on the applicable vesting date.
3. The amounts reported in the table above represent cash bonuses of C$367,938 for Mr. Chauvet, C$157,771 for Mr. Nussey, C$360,445 for Mr. Saint-Martin and C$57,850 for Ms. Hotchandani Bakshani.

## *Executive Stock Option Gains*

The following table shows the monetary gain by each NEO for stock options exercised during Fiscal 2022:

| Name | Value realized at option exercise$[1] |
|---|---|
| Dax Dasilva | - |
| Brandon Nussey | - |
| Jean Paul Chauvet | - |
| Jean-David Saint-Martin | 4,603,207 |
| Asha (Hotchandani) Bakshani | 1,460,375 |
| Michael DeSimone | 9,070,026 |

1. Represents the value of the gains from options that were exercised during Fiscal 2022. The value is calculated based on the difference between the strike price of the option and the closing price of the subordinate voting shares on the TSX on the day the options are exercised, converted into U.S. dollars using an exchange rate of 0.8003, being the daily rate of exchange posted by the Bank of Canada for conversion of Canadian dollars into U.S. dollars on March 31, 2022.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) together with certain related disclosure requirements pursuant to NI-58-101. The corporate governance guidelines set forth in NP 58-201 are recommended as “best practices” for issuers to follow. The Company is also subject to certain corporate governance rules of the TSX and the NYSE, and applicable Canadian and U.S. corporate and securities rules and regulations, including the provisions of the CBCA and the applicable provisions of the U.S. Sarbanes-Oxley Act. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted certain corporate governance policies and practices. The Board and senior management believe that the Company’s current governance practices are appropriate and comply in all material respects with all requisite regulatory and statutory requirements. The disclosure set out below describes our approach to corporate governance. Nomination of Directors and Majority Voting Policy Our CNG Committee is responsible for, annually or as required, recruiting and identifying, and recommending to the Board for nomination, individuals qualified to become new Board members, as well as recommending individual directors to serve on the various Board committees. In making its recommendations, the CNG Committee considers the competencies that the Board considers to be necessary and desirable for the Board as a whole, and Board committees, to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies, skills, perspective and experience each new nominee will bring to the boardroom. The CNG Committee also considers the amount of time and resources that nominees have available to fulfill their duties as a Board member. The CNG Committee is composed of independent directors within the meaning of applicable U.S. and Canadian laws, regulations, rules and listing standards. The chair of the CNG Committee leads the nominating process in accordance with and pursuant to the criteria for Board membership as set forth in the Charter of the CNG Committee. In accordance with the requirements of the TSX, the Board has adopted a “Majority Voting Policy” to the effect that a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders shall tender his or her resignation to the Chair of the Board promptly following the meeting of shareholders at which the director was elected. The CNG Committee will consider such offer and make a recommendation to the Board whether to accept it or not. The Board will promptly accept the resignation unless it determines that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Board will make its decision and announce it in a press release within 90 days following the meeting of shareholders, giving the reasons for not accepting the resignation if such is the case. A director who tenders a resignation pursuant to the Majority Voting Policy will not participate in any meeting of the Board or the CNG Committee at which the resignation is considered. The Board administers the Majority Voting Policy in compliance with applicable laws, regulations, rules and listing standards, including the CBCA. Advance Notice Policy We have adopted an advance notice by-law that includes provisions with respect to the election of our directors in our amended and restated articles of incorporation (the “Advance Notice Provisions”). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 67

Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods require that we receive notice of a director’s nomination: (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date (the “Notice Date”) of the annual meeting of shareholders is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting (but in any event, not prior to the Notice Date); provided further, that in the event that the meeting is to be held on a date that is less than fifty days after the Notice Date, a shareholder must provide notice not later than the close of business on the 10th day following the Notice Date in the case of an annual meeting of shareholders and not later than the close of business on the 15th day following the Notice Date in the case of a special meeting of shareholders. Independence of Directors Director Independence It is the objective of the Board that all non-employee directors meet the criteria for independence required by all applicable regulatory bodies and relevant stock exchanges. Only those directors who the Board affirmatively determines have no material relationship with the Company and who meet the additional qualifications prescribed under the TSX rules, the NYSE rules and other applicable regulatory and statutory requirements will be considered independent. In particular, under National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"), a director is considered to be independent if he or she is independent within the meaning of National Instrument 52-110 ("NI 52-110"). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment. Based on information provided by each director concerning his or her background, employment and affiliations, the Board has determined that two of the eight director nominees on the Board will not be considered independent as a result of their employment relationships with the Company. Our independent Board members are Patrick Pichette, Dale Murray, Marie-Josée Lamothe, Merline Saintil, Nathalie Gaveau, Paul McFeeters and Rob Williams. The non-independent members of our Board are Dax Dasilva, Lightspeed's Executive Chair, and Jean Paul Chauvet, Lightspeed's Chief Executive Officer. Certain members of the Board are also members of the board of directors of other public companies. The Board has not adopted a director interlock policy but is keeping informed of other public directorships held by its members. Chair and Lead Independent Director of the Board On February 2, 2022, we announced, as part of our long-term succession planning process, that our Board had appointed Mr. Chauvet to the role of Chief Executive Officer with immediate effect. We also announced that our outgoing Chief Executive Officer, Mr. Dasilva, would continue to serve the Company in the newly-created role of Executive Chair and that our current Chair, Mr. Pichette, would immediately become our Lead Independent Director. The leadership of our Executive Chair, Mr. Dasilva, is complemented by the independent oversight of our Lead Independent Director. As Executive Chair, Mr. Dasilva is principally responsible for overseeing the operations and affairs of the Board, in coordination with the Lead Independent Director. Pursuant to the Charter of the Board, the Board meets in camera without management at each regular and special Board meeting and the independent directors meet in executive session at each regular Board meeting without management and non-independent directors. The director who presides at these meetings will be the Lead Independent Director. We believe such structure provides strong independent oversight. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 68

Meetings of Independent Directors The Board holds regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time. In the course of meetings of the Board or of committees of the Board, the independent directors hold portions of such meetings at which neither non-independent directors nor officers of the Company are in attendance. All of our committees are made up of independent directors. If a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a Board committee meeting, that director or officer shall not be present at the time the Board or Board committee deliberates such transaction or agreement and shall abstain from voting on the matter, subject to certain limited exceptions provided for in the CBCA. In Fiscal 2022, there were 5 Board meetings, 7 Audit Committee meetings, 4 CNG Committee meetings and 4 Risk Committee meetings. Except as noted below, attendance was 100% for all directors who are standing for re-election at all Board meetings, as well as Committee meetings of which they were a member, held in Fiscal 2022. Prior to his appointment as CEO, Mr. Chauvet recused himself from a special meeting of the Board held in Fiscal 2022 for the purpose of discussing CEO succession planning. Related-Party Transactions In order to ensure independent judgment in considering transactions or agreements in which a director, officer or significant shareholder has a material interest, all related-party transactions are approved pursuant to the Company's written policy by the Audit Committee. The Audit Committee shall review such transactions or agreements taking into account, among other things, whether the transaction or agreement is at arm's lengths, the benefits to the Company of entering into the transaction or agreement, whether director independence may be impaired, and the aggregate value of the transaction or agreement. Director Term Limits and Other Mechanisms of Board Renewal The Board has not adopted director term limits, age-related retirement policies or other automatic mechanisms of board renewal. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the CNG Committee seeks to maintain the composition of the Board in a way that provides, in the judgment of the Board, the best mix of skills and experience to provide for our overall stewardship. In conducting director evaluations and nominations, the CNG Committee considers the composition of the Board and whether there is a need to include nominees with different skills, experiences and perspectives on the Board. This flexible approach allows the Company to consider each director individually as well as the Board composition generally to determine if the appropriate balance is being achieved. Individual Director Assessments and Peer Review In accordance with the Board Charter (as defined below) and the CNG Committee charter, the CNG Committee also conducts an annual process for the assessment of the Board, each Board committee and each director regarding his, her or its effectiveness, performance and contributions, and reports evaluation results to the Board (and in the case of each committee member's self-evaluation, to the applicable committee). Each director is required to complete, on an annual basis, a confidential written evaluation with respect to the performance of the Board, the performance of its committees, and a peer evaluation and self evaluation of the contributions of each individual director and her or himself, respectively. Board Mandate The Board has adopted a written charter (the “Board Charter”) describing, inter alia, the Board’s role and overall responsibility to supervise the management of the business and affairs of the Company. The Board, directly and through its Board committees and the Chair of the Board, provides direction to the executive officers of the Company, generally through the Chief Executive Officer. The Board has overall responsibility for the Company’s strategic planning, compliance and risk management (including crisis preparedness, information system controls, cybersecurity, business continuity and disaster recovery), matters relating to the Chief Executive Officer and other STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 69

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executive officers, corporate governance, and communications with the Company's shareholders and other stakeholders. The text of the Board Charter, which includes the Board's express mandate, is reproduced in its entirety in Appendix A.

## *Chair, Lead Independent Director and CEO Position Descriptions*

The Board has developed position descriptions for the Executive Chair of the Board and the Lead Independent Director of the Board. The Board has also developed a position description for the Chief Executive Officer. Such descriptions are available on the Company's website at investors.lightspeedhq.com.

## *Skills and Experience of the Board*

As noted above, the CNG Committee has developed a "competency" matrix in which directors indicate their experience in each competency identified as important for a company like Lightspeed. Each director must indicate which of these competencies he or she believes he or she possesses. The table below illustrates the mix of experiences in these competencies of our nominee directors.

| | FINANCE | | | | INDUSTRY KNOWLEDGE | | | | | OTHER | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Executive Leadership | Governance/ Risk Management | Accounting/ Finance | Strategy/ M&A | Retail/ Hospitality Sales | Product Development/ Management | Marketing/ Advertising | Innovation/ Technology | Public Board Experience | Human Resources/ Compensation | Sustainability | Geography |
| Patrick Pichette | ✓ | ✓ | ✓ | ✓ | | | | ✓ | ✓ | ✓ | ✓ | Global |
| Dax Dasilva | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | Global |
| Jean Paul Chauvet | ✓ | ✓ | | ✓ | ✓ | | ✓ | ✓ | ✓ | | | Global |
| Paul McFeeters | ✓ | ✓ | ✓ | ✓ | | | | ✓ | ✓ | | | Global |
| Rob Williams | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | Global |
| Merline Saintil | ✓ | ✓ | | ✓ | | ✓ | | ✓ | ✓ | ✓ | ✓ | Global |
| Dale Murray | ✓ | ✓ | ✓ | ✓ | ✓ | | | ✓ | ✓ | ✓ | | Global |
| Nathalie Gaveau | ✓ | ✓ | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | Global |

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Committees of the Board The Board has established three standing committees: the Audit Committee, which is required by Canadian and U.S. securities laws for all reporting issuers, and the CNG Committee and the Risk Committee. The Board has adopted a written position description for each of our committee chairs which sets out each of the committee chair’s key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee. Such position descriptions are available on the Company’s website at investors.lightspeedhq.com. Audit Committee The Audit Committee consists of a minimum of three directors, all of whom are persons determined by the Board to be both independent directors and financially literate within the meaning of the TSX and NYSE rules, applicable U.S. securities laws and regulations and NI 52-110. The Audit Committee is currently comprised of Paul McFeeters, chair of the committee, Patrick Pichette and Rob Williams. Each of the Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. All members of the Audit Committee are independent directors. Paul McFeeters and Patrick Pichette have been determined by the Board to be the Audit Committee financial experts. The Board adopted a written charter, the text of which is reproduced in its entirety in Exhibit A to the Company’s annual information form, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and on the Company’s website at investors.lightspeedhq.com, setting forth the purpose, composition, authority and responsibility of the Audit Committee, consistent with the TSX and NYSE rules, applicable U.S. securities laws and regulations and NI 52-110. The Audit Committee assists the Board in fulfilling its oversight of, among other things: • the quality and integrity of the Company’s financial statements and related information; • the qualifications, independence, appointment and performance of the external auditor; • the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates; • the Company’s financial risk management practices and financial reporting compliance; • management’s design, implementation and effective conduct of internal controls over financial reporting and disclosure controls and procedures; • the performance of the Company’s internal audit function; and • preparation of disclosures and reports required to be prepared by the Audit Committee by any law, regulation, rule or listing standard. It is the responsibility of the Audit Committee to maintain free and open means of communication between the Audit Committee, the external auditor, the internal audit function and the management of the Company. The Audit Committee has full access to the Company’s management and records, the internal audit function and external auditor as necessary to carry out these responsibilities. The Audit Committee has the authority to carry out such special investigations as it sees fit in respect of any matters within its various roles and responsibilities. The Company shall provide appropriate funding, as determined by the Audit Committee and the Board, for the payment of compensation to the external auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee. Our Audit Committee also oversees our policies and procedures for reviewing and approving or ratifying related-party transactions, and is responsible for reviewing and approving or ratifying all related-party transactions pursuant to the Company's written policy. See "Related-Party Transactions". Additional details regarding the Audit Committee can be found in the section entitled “Audit Committee” of the Company’s annual information form, available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on the Company’s website at investors.lightspeedhq.com. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 71

Compensation, Nominating and Governance Committee The CNG Committee consists of a minimum of three directors, all of whom are independent directors, and are charged with overseeing executive compensation, management development and succession, director compensation and executive compensation disclosure. It also assists the Board in overseeing corporate governance, the composition of the Board and its committees, and the effectiveness of the Board, its committees and the directors themselves. From the beginning of Fiscal 2022 to May 19, 2021, the CNG Committee was comprised of Marie-Josée Lamothe as chair of the CNG Committee, Merline Saintil and Manon Brouillette. Ms. Brouillette resigned from her role as a member of our Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group, and Mr. Williams was appointed to succeed Ms. Brouillette as a member of the CNG Committee. On May 18, 2022, Ms. Murray was appointed to the CNG Committee such that as of the date of this Circular, the CNG Committee is comprised of Marie-Josée Lamothe, chair of the CNG Committee, Merline Saintil, Rob Williams and Dale Murray. Ms. Lamothe is not standing for re-election to the Board. It is intended that upon Ms. Murray's election to the Board, she will succeed Ms. Lamothe as chair of the CNG Committee. No member of the CNG Committee is an executive officer of the Company, and as such, the Board believes that the CNG Committee is able to conduct its activities in an objective manner. The Board adopted a written charter setting forth the purpose, composition, authority and responsibility of the CNG Committee, the text of which is available on the Company’s website at investors.lightspeedhq.com. The CNG Committee is responsible for, among other things: • the Company’s overall compensation philosophy; • overseeing matters related to executive and director compensation; • reviewing and, as appropriate, pre-approving employee compensation arrangements in excess of specific thresholds to be established by the CNG Committee from time to time; • reviewing management’s assessment of existing management resources and succession plans; • reviewing executive compensation disclosure before the Company publicly discloses this information; • overseeing the Company’s corporate governance, including governance policies and processes; • reviewing and making recommendations regarding the composition of the Board and committees thereof; • identifying and selecting or recommending to the Board for selection qualified nominees for the Board and committees thereof; and • reviewing and assessing the performance, effectiveness and contribution of the Board, committees thereof and the directors themselves. The CNG Committee is responsible for reviewing and assessing at least annually the performance, effectiveness and contribution of the Board, Board committees and the directors themselves and reporting on such review and assessment to the Board. This shall include a review of the Board’s mandate and the charters of each committee thereof. The CNG Committee will also be responsible for overseeing the onboarding of new directors and continuing education programs for our directors. Sustainability Initiatives The CNG Committee is responsible for providing general guidance and oversight to the Company regarding matters of corporate governance, including the Company's environmental, social and governance programs. All members of the CNG Committee are independent. Sustainability is embedded in the Company's guiding principles, and it is working towards a sustainable future and a greener economy. As part of this commitment, the Company has taken steps to reduce its carbon footprint and its customers’ carbon footprint. The Company partners with Sustainably Run on a Carbon Free Dining program in the UK. The Company gives its customers the ability to offset the carbon emissions associated with their diners by planting trees and the Company provides them sustainable credits. After the successful implementation of the program in the UK which has seen the planting of approximately 1 million trees, the Company plans to expand this program to other regions. In addition to offsetting carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. The Company also partners with TravelPerk to offset carbon emissions for its business travel by airplane, automobile, and train. Lightspeed chooses to partner with companies STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 72

that are also environmentally conscientious. Most of the Company's solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. Google Cloud is 100% powered by renewable energy and AWS has committed to powering its operations with 100% renewable energy by 2025. Additionally, a small portion of the Company's solutions are hosted in data centers, which primarily run on renewable energy. Lightspeed is also a place of diversity, equity and inclusion, and it has been since its Executive Chair Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed employees were all from the LGBTQ2S+ community and, based on the Company's most recent annual DEI engagement survey, 11% of the Company's employees identify as LGBTQ2S+. Lightspeed's commitment to a diverse and inclusive workplace can be seen at all levels of the Company from its Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members to its Board, 44% of the members of which identify as women (57% of the independent members of which identify as women). The Company believes in creating value across its ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. All employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of Lightspeed's shareholders. Succession Planning Oversight of the Company’s succession planning is primarily the responsibility of the CNG Committee. The Company's process for succession planning for the roles held by senior management involves the identification and consideration of potential internal and external candidates based on various factors, including, among other things, the following: executive experience; market and industry expertise; geographic location; familiarity with the Company’s business and customers; the Company's commitment to having a diverse and inclusive management team; and past successes in achieving particular corporate goals. Interim internal successors for those roles are also identified, and these may differ from those identified as potential longer-term succession candidates. The Board and the CNG Committee meet with members of the senior management team through their participation in meetings and presentations to the Board and its committees, as well as occasionally through site visits or informal meetings throughout the year, which allow directors to identify and get better acquainted with members of the senior management team who are potential future leaders of the Company and to obtain a broader perspective on the issues relevant to the Company. The CNG Committee also reviews the CEO's recommendation for the ongoing longer-term succession plans for other members of senior management. The Company's executive succession plan is integrated with the Company’s overall succession planning process, the primary objective of which is to identify individuals who are able to move into key leadership roles not only in the normal course of the Company’s growth but also in the event of an unplanned vacancy, and to assist these individuals in developing their skills and competencies and, if there are gaps in readiness, to identify roles for which an external talent search may be required. The Company’s succession plan for key roles within the organization focuses on the development of talent in these key roles, and the management of talent by providing adequate development plans, coaching and training. Risk Committee The Risk Committee consists of a minimum of three directors, all of whom are independent directors, and is charged with overseeing the identification, assessment, management and reporting of key risks to which the Company is exposed, as well as the development of mitigation strategies for the management of those risks. From the beginning of Fiscal 2022 to June 11, 2021, the Risk Committee was comprised of Merline Saintil, chair of the Risk Committee, Paul McFeeters, Marie-Josee Lamothe and Manon Brouillette. Ms. Brouillette resigned from her role as a member of our Board, effective June 11, 2021, to focus on her new role as Chief Operating Officer and Deputy CEO of the Verizon Consumer Group. Following Fiscal 2022, Ms. Gaveau was appointed to succeed Ms. Lamothe as a member of the Risk Committee, effective May 18, 2022, and Mr. Williams was appointed to the Risk Committee, effective July 1, 2022, such that as of July 1, 2022, the Risk Committee is comprised of Merline Saintil, chair of the Risk Committee, Paul McFeeters, Nathalie Gaveau and Rob Williams. It is intended that upon Mr. Williams' election to the Board, he will succeed Ms. Saintil as chair of the Risk Committee. The Board adopted a written charter setting forth the purpose, composition, authority and responsibility of the Risk Committee, the text of which is available on the Company’s website at investors.lightspeedhq.com. The Risk Committee is responsible for, among other things: STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 73

• overseeing legal and regulatory compliance and the effectiveness of the Company's compliance and enterprise risk management practices, including reviewing reports provided at least annually by management on the risks inherent in the Company's business (including crisis preparedness, information system controls, business continuity, cybersecurity and disaster recovery); • monitoring the Company's risk profile and its ongoing and potential exposure to risks of various types; • communicating formally and informally with the executive team, internal audit function and risk managers regarding risk governance and oversight; • providing input to the Company on risk disclosures in financial reporting and other public statements regarding risk; and • reviewing and discussing with the Company the strategies developed by the Company for the identification, assessment, mitigation and management of the key risks to which the Company is or may be exposed, and regularly reviewing such strategies. The Risk Committee is also responsible for developing, assessing and reviewing an enterprise risk management framework. See "Risk Management" below. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 74

Code of Ethics We have adopted a written code of conduct and ethics (the “Code of Ethics”) that applies to all of our officers, directors, employees, contractors and agents acting on behalf of the Company. The objective of the Code of Ethics is to provide guidelines for maintaining our and our subsidiaries integrity, trust and respect. The full text of the Code of Ethics is posted on our website at investors.lightspeedhq.com. The Code of Ethics addresses, among other things, compliance with laws, rules and regulations, conflicts of interest, confidentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of our assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of Company computers and the internet, political and charitable activities and reporting any violations of law, regulation or the Code of Ethics. The Board has ultimate responsibility for monitoring compliance with the Code of Ethics and it monitors compliance through the CNG Committee. Employees of the Company are required to sign a copy of the Code of Ethics when they are hired. In addition, the Company conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis. If we make any amendment to the Code of Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators. To date, no such amendment or waiver has been made or granted. Complaint Reporting In order to foster a climate of openness and honesty in which any concern or complaint pertaining to a suspected violation of the law, our Code of Ethics or any of our policies, or any unethical or questionable act or behavior, our Code of Ethics requires that our employees promptly report the violation or suspected violation. In order to ensure that violations or suspected violations can be reported without fear of retaliation, harassment or an adverse employment consequence, our Code of Ethics contains procedures designed to facilitate confidential, anonymous submissions by our employees. Lightspeed has a Whistleblower Hotline which employees and others can access by phone or online, and choose to report anonymously or not at their option. The Chair of the Audit Committee is notified of any whistleblower reports and the Audit Committee is provided with quarterly updates from management on any whistleblower reports and how they were investigated and resolved. Diversity Having a diverse Board and senior management offers a depth of perspective that enhances Board and management operations and performance. Having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels to ensure that we attract, retain and promote the brightest and most talented individuals. The Board values diversity of experience, perspective, education, background, race, gender and national origin as part of its overall evaluation of director nominees for election or re-election to the Board and as part of its evaluation of candidates for management positions. This is achieved through ensuring that diversity considerations are taken into account in Board and senior management succession planning, continuously monitoring the level of representation on our Board and in senior management positions of women, visible minorities, Aboriginal persons and persons with disabilities, continuing to broaden recruiting efforts to attract and interview qualified candidates, and committing to retention and training to ensure that our most talented employees are promoted from within our organization. As part of this comprehensive effort and in light of the departure of Manon Brouillette, in Fiscal 2021 the Board adopted a target to re-obtain at least 33% representation of women on the Board prior to the annual general STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 75

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meeting in 2022. On January 25, 2022 the Company announced the appointments of Ms. Gaveau and Ms. Murray to the Board, which appointments were effective January 24, 2022, such that as of the date of this Circular 44% of the members of the Board identify as women (and 57% of the independent members of the Board identify as women). Furthermore, the Board has established a new target to maintain at least 37.5% of the Board's membership as directors who identify as women through to the annual general meeting in 2023.

The Board has not set targets for the representation of other specific designated groups preferring instead to consider diversity of experience, perspective, education, background, race, gender and national origin as part of its overall evaluation of director nominees for election or re-election to the Board and as part of its evaluation of candidates for management positions.

Recommendations concerning director nominees and appointment of executive officers are based on competence, merit and performance, as well as expected contribution to the Board or management's performance. Commitment to diversity is, and will remain a key priority and consideration, as it is beneficial that a diversity of backgrounds, views and experiences be present at the Board and management levels.

As of March 31, 2022, the following chart presents the diversity on the Board and senior management, as well as the percentage of the Board and senior management comprised of persons from each such designated group.

| **Director and Management Diversity Matrix** | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Country of Principal Executive Offices | | | | | | | Canada | | | | |
| Foreign Private Issuer | | | | | | | Yes | | | | |
| Disclosure Prohibited under Home Country Law | | | | | | | No | | | | |
| Total Number of Directors | | | | | | | 9 | | | | |
| **Part I: Gender Identity** | | | | | | | | | | | |
| | **Female** | | **Male** | | **Non-Binary** | | **Did not Disclose Gender** | | | | |
| | **Number** | **Percent** | **Number** | **Percent** | **Number** | **Percent** | **Number** | | **Percent** | | |
| Board | 4 | 44.4% | 5 | 55.6% | 0 | 0% | 0 | | 0% | | |
| Senior Management | 3 | 27.3% | 8 | 72.7% | 0 | 0% | 0 | | 0% | | |
| **Part II: Demographic Background** | | | | | | | | | | | |
| | **LGBTQ2S+** | | **Visible Minorities** | | **Aboriginal peoples** | | **Persons with disabilities** | | **Did not Disclose Demographic Background** | | |
| | **Number** | **Percent** | **Number** | **Percent** | **Number** | **Percent** | **Number** | **Percent** | **Number** | **Percent** | |
| Board | 1 | 11% | 2 | 22.2% | 0 | 0% | 0 | 0% | 0 | 0% | |
| Senior Management | 1 | 9% | 2 | 18.2% | 0 | 0% | 0 | 0% | 0 | 0% | |

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Directors' and Officers' Liability Insurance Our and our subsidiaries’ directors and officers are covered under our existing directors’ and officers’ liability insurance. Under this insurance coverage, our and our subsidiaries’ individual directors and officers will be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us or our subsidiaries. Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts. Director Orientation and Continuing Education New directors will meet with the Chair of the Board and executive officers. New directors will be provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of the Board and Board committees, and the contribution that an individual director is expected to make. Mmes. Gaveau and Murray, who joined the Board in January 2022, were provided with educational sessions led by management as part of their onboarding, covering topics such as: the Company's annual strategic plan; the Company's performance drivers, key performance indicators and valuation; investor relations; the Company's product vision, strategy and roadmap; the Company's go-to-market operations and processes; competition and performance management; the Company's organizational design, legal matters and Board structure; the Company's environmental, social and governance initiatives; and the Company's compensation framework, talent acquisition and retention and diversity, equity and inclusion initiatives. The CNG Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current. The chair of each Board committee is responsible for coordinating orientation and continuing director development programs relating to the committee’s mandate. The members of the Board are registered as members of the Institute of Corporate Directors (“ICD”). The ICD offers highly regarded professional development programs that provide flexible director education and learning opportunities and resources. In Fiscal 2022, the CNG Committee mandated that each director participate in a minimum of one hour of continuing education courses offered by the ICD. In May 2021, Mr. Dasilva attended the seminar entitled "The Board's role in Social Impact Initiatives: Opportunities and Risks". In May 2021, Ms. Saintil attended the seminar entitled "Digital Transformation" and in June 2021 Ms. Saintil attended the seminar entitled "Boardroom Diversity: The Journey from Good Intentions to Action". In November 2021, Ms. Lamothe, Mr. Williams and Mr. McFeeters attended the seminar entitled "The New ESG Imperative and the Role of the Board". In February 2022, Mr. Pichette attended the seminar entitled "Governing in a Data-Powered World", and Ms. Gaveau attended a virtual governance seminar. In March 2022, Mr. Chauvet attended the seminar entitled "The Walrus Leadership Forum: Trust in Tumultuous Times", and Ms. Murray attended a virtual "Board Oversight of Strategy" session. The Board believes that ongoing education is important for maintaining a current and effective Board. The Board and its committees regularly invite different members of the Company's management to present to the Board and its committees on various aspects of the Company's business. Various members of management provide regular updates to the Board with respect to new developments in our business, regulatory developments, and other areas of interest or concern. More specifically, in Fiscal 2022 directors attended presentations and were provided with materials related to, among other things: finance and budget updates; legal updates; Lightspeed's customers; branding; Lightspeed's competitive landscape; the Lightspeed product roadmap and vision; corporate development, mergers and acquisitions and related integration; cyber-security and information security at Lightspeed; director and executive compensation; management succession; Lightspeed's overall strategy; and various aspects of corporate governance. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 77

Risk Management The Board implements its risk oversight function both as a whole and through its committees, in particular with the assistance of the Risk Committee. The Board oversees both the processes in place to identify business risks and opportunities and the implementation of processes to manage such risks and opportunities. The Board's responsibilities include: • Building a culture of honesty and accountability throughout the Company by reviewing on an annual basis the recommendations of the CNG Committee regarding changes to the Code of Conduct and Ethics and any waivers or violations thereof. • Overseeing legal and regulatory compliance and the effectiveness of the Company’s compliance and enterprise risk management practices, including reviewing reports provided at least annually by management on the risks inherent in the Company’s business (including crisis preparedness, information system controls, business continuity, cybersecurity and disaster recovery). • Identifying the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks. • Monitoring the implementation of procedures and initiatives relating to corporate, social and environmental responsibilities, and health and safety rules and regulations. • Reviewing and approving, with the assistance of the CNG Committee, any recommended changes to the corporate governance policies and processes adopted by the Company. The Risk Committee oversees the Company’s policies with respect to risk assessment and risk management, as well as the Company’s insurance coverage. The Audit Committee oversees the Company's policies with respect to major financial risk exposures and the steps management has undertaken to control them, with the assistance of management, the internal audit function and the Risk Committee. Consistent with the Board's mandate, the Company has adopted an enterprise risk management framework that is reviewed and updated as necessary on an annual basis (the "Risk Management Framework") that establishes, among other things, principles to guide management's implementation and operation of the Company's risk management program. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 78

Shareholder Engagement On a quarterly basis, the Company's management holds a conference call available to all shareholders to review the financial and operating results of the most recently completed quarter and several of the Company's management regularly attend and speak at various investor conferences with groups of investors and potential investors. The Company held its inaugural Capital Markets Day at the New York Stock Exchange in November 2021, where management provided investors with an update on the Company's products, markets and vision for the future. To facilitate communication and engagement with the Company's shareholders, the Board has approved a policy by which shareholders and other interested parties may communicate directly with the Board or the independent directors. Shareholders may contact the Board about issues or questions about Lightspeed by sending a letter to: Lightspeed Commerce Inc. 700 Saint-Antoine Street East, Suite 300 Montréal, Québec, Canada H2Y 1A6 Attn: Board of Directors By email: BoDcommCA@lightspeedhq.com If a shareholder wishes to contact the independent members of the Board, he or she should address such communication to Patrick Pichette at the address above. Lightspeed’s legal department will initially receive and process communications before forwarding them to the addressee, and generally will not forward a communication that it determines to be primarily commercial in nature, is related to an improper or irrelevant topic, or is a request for general information about the Company, its products or services. In addition, the Company welcomes feedback from all shareholders, who can also contact the Company's Investor Relations team at investorrelations@lightspeedhq.com. STATEMENT OF CORPORATE GOVERNANCE PRACTICES MANAGEMENT INFORMATION CIRCULAR 79

OTHER INFORMATION Indebtedness of Directors and Senior Executives As at May 31, 2022, none of our directors or executive officers, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided to us or any of our subsidiaries. Additional Information The Company is a reporting issuer under the securities legislation of all provinces of Canada, as well as the United States, and is therefore required to file financial statements and management information circulars with the various securities regulatory authorities in such provinces, as well as furnish such information on Form 6-K with the U.S. Securities and Exchange Commission. The Company also files an annual information form with such securities regulatory authorities. Copies of the Company’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary of the Company at dan.micak@lightspeedhq.com, at www.sedar.com, at www.sec.gov, or on Lightspeed's investor relations website at https://investors.lightspeedhq.com/English/home/default.aspx. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year. The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company. Shareholder Proposals for Next Annual Meeting of Shareholders The Company will include proposals from shareholders that comply with applicable laws in next year’s management information circular for its next annual shareholder meeting to be held in respect of the fiscal year ending on March 31, 2023. Shareholder proposals must be received prior to the close of business on March 31, 2023 and be sent to the Company's Corporate Secretary by email at dan.micak@lightspeedhq.com. APPROVAL OF MANAGEMENT INFORMATION CIRCULAR The contents and the sending of this Circular have been approved by the Board of Directors. Dated at Montréal, Québec, Canada, June 29, 2022. OTHER INFORMATION AND APPROVAL OF MANAGEMENT INFORMATION CIRCULAR MANAGEMENT INFORMATION CIRCULAR 80

SCHEDULE “A” LIGHTSPEED COMMERCE INC. CHARTER OF THE BOARD OF DIRECTORS I. GENERAL 1. Mandate and Purpose The board of directors (the “Board”) of Lightspeed Commerce Inc. (the “Company”) is responsible for supervising the management of the business and affairs of the Company. The Company’s officers and employees are responsible for day-to-day management and conduct of business and the implementation of any strategic or business plans approved by the Board. The Board shall guide management and oversee management’s execution of the Company’s strategic and business plans. Each director is responsible for: (a) acting honestly and in good faith with a view to the Company’s best interests; and (b) exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. 2. Authority (a) The Board has the authority to delegate to subcommittees, provided however that the Board shall not delegate any power or authority required by any law, regulation, rule or listing standard to be exercised by the Board as a whole. (b) The Board has the authority, and the Company will provide it with proper funding to enable it, to: (i) engage independent counsel and other advisors as it determines necessary or advisable to carry out its duties and to set and pay the compensation for any such advisors; and (ii) communicate directly with the external auditors and to obtain information it requires from employees, officers, directors and external parties. II. PROCEDURAL MATTERS 1. Composition The number of directors shall be not less than three (3) and not more than fifteen (15) and is to be fixed by the Board in accordance with applicable laws, regulations, rules and listing standards upon the recommendation of the Compensation, Nominating and Governance Committee. The size of the Board should be one that can function effectively as a board. The Board will be comprised of a majority of “independent” directors as such term is defined by applicable laws, regulations, rules and listing standards. For a director to qualify as “independent”, the Board must affirmatively determine that the director has no relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. SCHEDULE "A" MANAGEMENT INFORMATION CIRCULAR 81

At least three independent directors shall be “financially literate” as such terms are defined by applicable laws, regulations, rules and listing standards and at least one director will have accounting or related financial management experience or expertise. 2. Board Chair The Board shall appoint one member to act as its chair (the “Chair”), which Chair shall have the duties and responsibilities set out in the Board Chair Position Description. If at any point the Chair is not independent, the Board shall also appoint one member as a lead independent director, which lead independent director shall have the duties and responsibilities set out in the Lead Independent Director Position Description. The Chair may be removed from the position at any time at the discretion of the Board. The incumbent Chair will continue in office until a successor is appointed or he or she is removed by the Board or ceases to be a director of the Company. If the Chair is absent from a meeting, the lead independent director will chair the meeting. If the Chair and the lead independent director are absent from a meeting, the Board will, by majority vote, select another director to preside at that meeting. 3. Board Committees Subject to applicable laws, regulations, rules and listing standards, the Board shall determine the size, composition and role of its committees (including the type of committees to be established) and the methods by which the committees aid the Board in fulfilling its duties and responsibilities. All committees will operate pursuant to a written charter which sets forth the duties and responsibilities of the committee. Committee charters will be subject to periodic review and assessment by the relevant committee which shall recommend any proposed changes to the Board. The Board shall appoint the members of each committee of the Board promptly after each annual shareholders’ meeting upon the recommendation of the Compensation, Nominating and Governance Committee. Each committee member shall be appointed and hold office in accordance with the charter of the committee to which such member is appointed. 4. Meetings The Chair, in coordination with the lead independent director, is responsible for developing and setting the agenda for Board meetings and determining the time, place and frequency (which shall be at least quarterly) of Board meetings. Each director is responsible for attending and participating in Board meetings. The Board, the Chair and the lead independent director may invite any officer or employee of the Company or any advisors as it deems appropriate from time to time to attend Board meetings (or any part thereof) and assist in the discussion and consideration of matters relating to the Board. The Board will meet in camera at each meeting and the independent directors shall, at each regular Board meeting, hold an executive session without the non-independent directors and management present, led by the Chair, or if the Chair is not independent, the lead independent director. 5. Board Performance and Charter Review The Board will annually review and assess its performance, effectiveness and contribution, including an evaluation of whether this Charter appropriately addresses the matters that are and should be within its scope. The Board will SCHEDULE "A" MANAGEMENT INFORMATION CIRCULAR 82 conduct such review and assessment in such manner as it deems appropriate with the assistance of the Compensation, Nominating and Governance Committee. III. RESPONSIBILITIES In addition to such responsibilities as may be required by applicable laws, regulations, rules or listing standards, the responsibilities of the Board include: 1. Strategic Planning (a) Reviewing and approving the short and long term strategic and business plans prepared by management for the Company and evaluating management’s progress in carrying out these strategic and business plans. (b) Reviewing and, where appropriate, approving the Company’s financial objectives, plans and actions, including significant capital allocations and expenditures. (c) Reviewing and approving material transactions not in the ordinary course of business. 2. Chief Executive Officer and other Executive Officers (a) Appointing the Chief Executive Officer (“CEO”) and developing and maintaining a written position description for the role of CEO. (b) Developing corporate goals and objectives that the CEO is responsible for meeting, considering the Compensation, Nominating and Governance Committee’s evaluation of the CEO’s performance against such corporate goals and objectives and determining, on the basis of the Compensation, Nominating and Governance Committee’s recommendation, the CEO’s annual compensation. (c) Reviewing the Compensation, Nominating and Governance Committee’s recommendations concerning the goals and objectives of the Company’s executive compensation plans and, where appropriate, amending existing plans or adopting new ones. (d) Reviewing and, where appropriate, accepting the Compensation, Nominating and Governance Committee’s recommendations with respect to compensation of executive officers. (e) Taking steps to satisfy itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers foster a culture of integrity throughout the Company. (f) Reviewing, at least annually, with the assistance of the Compensation, Nominating and Governance Committee, appointment and succession plans for the CEO and management of the Company. 3. Reporting and Public Disclosure, Auditing and Internal Controls (a) Approving, after they have been recommended for approval by the Audit Committee, the Company’s annual and interim financial statements, MD&A, prospectus-type documents, earnings press releases (including financial outlook, future-oriented financial information and other forward-looking information) and other disclosure material filed with any securities commission before the Company publicly discloses this information. SCHEDULE "A" MANAGEMENT INFORMATION CIRCULAR 83

(b) Approving, based on the recommendation of the Audit Committee, the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the external auditor. (c) Adopting a communication policy for the Company and overseeing communications with shareholders, other stakeholders, analysts and the public, including the adoption of measures for receiving feedback from stakeholders. (d) Reviewing and monitoring, with the assistance of the Audit Committee, (i) the quality and integrity of the Company’s financial statements and related information; (ii) the qualifications, independence, appointment and performance of the external auditor; (iii) the accounting and financial reporting policies, practices and procedures of the Company and its subsidiaries and affiliates; and (iv) adequacy and effectiveness of the Company’s system of internal controls over financial reporting, including any significant deficiencies and significant changes in internal controls, and its disclosure controls and procedures, in the latter case with a view to ensuring all public disclosures are timely, factual, accurate and broadly disseminated in accordance with applicable laws, regulations, rules and listing standards. 4. Compliance and Risk Management (a) Building a culture of honesty and accountability throughout the Company by reviewing on an annual basis the recommendations of the Compensation, Nominating and Governance Committee regarding changes to the Code of Business Conduct and Ethics and any waivers or violations thereof. (b) Overseeing legal and regulatory compliance and the effectiveness of the Company’s compliance and enterprise risk management practices, including reviewing reports provided at least annually by management on the risks inherent in the Company’s business (including crisis preparedness, information system controls, business continuity, cybersecurity and disaster recovery). (c) Identifying the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks. (d) Monitoring the implementation of procedures and initiatives relating to corporate, social and environmental responsibilities, and health and safety rules and regulations. (e) Reviewing and approving, with the assistance of the Compensation, Nominating and Governance Committee, any recommended changes to the corporate governance policies and processes adopted by the Company. 5. Board Composition and Administration (a) Overseeing the recruitment and selection, having regard to evaluation criteria recommended by the Compensation, Nominating and Governance Committee, of new directors and retention of existing directors. (b) Considering the recommendations of the Compensation, Nominating and Governance Committee as to the adequacy, amount and form of director compensation in light of retention objectives and director’s time commitments, responsibilities and risks faced. SCHEDULE "A" MANAGEMENT INFORMATION CIRCULAR 84

(c) Determining, with the assistance of the Compensation, Nominating and Governance Committee, those individuals proposed to be director nominees for each annual meeting of shareholders, taking into consideration past performance and the competencies and skills it considers necessary for effective board operation, as well as diversity of candidates, particularly with respect to the representation of women on the Board. (d) Receiving and reviewing the Compensation, Nominating and Governance Committee’s annual review and assessment of the performance, effectiveness and contributions of the Board, committees thereof and the directors themselves. (e) Considering the recommendations of the Compensation, Nominating and Governance Committee regarding new director onboarding and continuing education of existing directors. 6. Advice and Counsel to Management (a) Providing advice and counsel to management, both in formal Board and committee meetings and through informal, individual director contacts with the CEO and other members of management. 7. Limitation on Duties of the Board The Board shall discharge its responsibilities and shall assess the information provided by the Company’s management and any external advisors, including the external auditor, in accordance with its business judgment. Directors are entitled to rely, absent knowledge to the contrary, on the integrity of the persons from whom they receive information and the accuracy and completeness of the information provided. Nothing in this Charter is intended or may be construed as to impose on any director a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject under applicable law. This Charter is not intended to change or interpret the Company’s amended articles of incorporation or by-laws or any law, regulation, rule or listing standard to which the Company is subject, and this Charter should be interpreted in a manner consistent with all such applicable laws, regulations, rules and listing standards. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to Company securityholders or other liability whatsoever. ******** SCHEDULE "A" MANAGEMENT INFORMATION CIRCULAR 85

SCHEDULE “B” LIGHTSPEED COMMERCE INC. (The "Company") RESOLUTION OF THE SHAREHOLDERS APPROVAL OF THE FORUM SELECTION BY-LAW IT IS RESOLVED THAT: 1. The Forum Selection By-Law, the full text of which is reproduced in Schedule B.1 is hereby approved, ratified and confirmed. 2. Notwithstanding that this resolution has been duly approved by the shareholders of the Company, the directors of the Company are hereby authorized not to act on this resolution, to revoke this resolution, in whole or in part, at any time before it is acted upon without further notice to or approval of the shareholders. 3. Any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do all such further acts and to execute and deliver all such further documents or instruments as may be required in order to give effect to the foregoing resolutions and all such acts and all such documents or instruments so executed shall be deemed to have been authorized by these resolutions. SCHEDULE "B" MANAGEMENT INFORMATION CIRCULAR 86

Schedule B.1 LIGHTSPEED COMMERCE INC. (the “Corporation”) BY-LAW NO. 2021-1 Relating to Forum Selection Unless the Corporation approves or consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, regardless of whether such complaint also involves parties other than the Corporation (including, but not limited to, any underwriters or auditors retained by the Corporation). Any person or entity holding or purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this by-law. This by-law shall be enforceable by any party to a complaint covered by this bylaw. This by-law supplements the Corporation’s By-Law No. 2019-3 entitled “Relating to Forum Selection” which remains in effect and unamended hereby. SCHEDULE "B" MANAGEMENT INFORMATION CIRCULAR 87